Form 10KSB, Exhibit 13
period 1999-12-31
INDIAN VILLAGE BANCORP INC
filed 2000-03-29
CIK 1081338

                         INDIAN VILLAGE BANCORP, INC.


                      1999 ANNUAL REPORT TO SHAREHOLDERS

                                   CONTENTS

LETTER TO SHAREHOLDERS...........................................      2

BUSINESS OF INDIAN VILLAGE BANCORP, INC..........................      3

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND
 OTHER DATA......................................................      4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS.............................      6

REPORT OF INDEPENDENT AUDITORS...................................     16

CONSOLIDATED FINANCIAL STATEMENTS

   CONSOLIDATED BALANCE SHEETS...................................     17

   CONSOLIDATED STATEMENTS OF INCOME.............................     18

   CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)........     19

   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY...............     20

   CONSOLIDATED STATEMENTS OF CASH FLOWS.........................     21

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS....................     22

ANNUAL MEETING...................................................     39

STOCK LISTING....................................................     39

PRICE RANGE OF COMMON STOCK AND DIVIDENDS........................     39

SHAREHOLDER AND GENERAL INQUIRES.................................     39

TRANSFER AGENT...................................................     39

ANNUAL REPORT ON FORM 10-KSB.....................................     39

CORPORATE INFORMATION............................................     40



________________________________________________________________________________

                                                                              1.

Dear Shareholders:

On behalf of the Directors, Officers and employees, it is my pleasure to present to you the first annual report of Indian Village Bancorp, Inc. As you are more than likely already aware, 1999 was a year of growth and change for our Corporation.

 .    In January, after several years of planning, we decided to convert to a stock institution. The conversion was completed on July 1, 1999, with 445,583 shares of stock being sold to depositors of Indian Village Community Bank.

 .    To better define our customer relationships and our services in the local market, your Board of Directors decided to change the Bank's name to Indian Village Community Bank.

 .    To better deliver our services throughout Tuscarawas County, the decision was finalized to construct a new full service branch in New Philadelphia, Ohio.

 .    We also deployed one full service ATM at our New Philadelphia Branch and two remote cash dispensers, as well as implemented a Master Money Debit Card program which have together enhanced our demand deposit growth.

 .    We also implemented with very favorable response a municipality checking program that is being marketed to local villages, cities and townships.

These new products, the New Philadelphia branch and employees dedicated to providing outstanding customer service are strategic building blocks to enhance shareholder value by giving us a solid foundation to increase our asset base and build on for the future growth of Indian Village.

Our management and Board of Directors are dedicated to enhancing shareholder value, meeting the needs of our customers and providing a challenging and rewarding work environment for our employees.

A primary goal of management is to expand our market share. To accomplish this, we are exploring new products, including insurance, annuities, stocks, internet banking and check imaging, as well as expanding our current line of products. Indian Village will strive to capitalize on customer service opportunities and provide quality services to attract and retain new customers.

As proud as we are of our 76-year history, the prospects for the new millennium are very bright and exciting. The opportunity and challenge exist to expand our customer base, enhance shareholder value and stay competitive with the latest technology.

Thank you for your support and investment in Indian Village.

Sincerely,


/s/ Marty R. Lindon
-----------------------------
Marty R. Lindon
President and CEO
________________________________________________________________________________


2.

BUSINESS OF INDIAN VILLAGE BANCORP, INC.

Indian Village Bancorp, Inc. ("IVB"), a unitary thrift holding company incorporated under the laws of the Commonwealth of Pennsylvania, owns all of the issued and outstanding common shares of Indian Village Community Bank ("Bank"), a federally chartered stock savings bank, together referred to as the Corporation. On July 1, 1999, IVB acquired all of the common shares issued by the Bank upon its conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank ("Conversion"). IVB's activities have been limited primarily to holding the common shares of the Bank.

Serving the Tuscarawas County, Ohio area, the Bank conducts business from its main office at 100 South Walnut Street, Gnadenhutten, Ohio and a full-service branch office at 635 West High Street, New Philadelphia, Ohio. The Bank's principal business is attracting deposits from the general public and originating loans secured by first mortgages on one- to four-family residential real estate properties located in its primary market area. The Bank also originates a limited number of loans for the construction of one- to four-family residences and permanent mortgage loans secured by multi-family and nonresidential real estate in its primary market area. In addition to real estate lending, the Bank originates commercial loans and various types of consumer credits, including home equity loans and lines of credit, home improvement loans, motor vehicle loans, loans secured by savings accounts, unsecured loans and other loans. For liquidity and interest rate risk management purposes, the Bank invests in interest-bearing deposits in other financial institutions, U.S. Treasury securities, mortgage-backed securities and other investments permitted by applicable law. Funds for lending and other investment activities are obtained primarily from savings deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF"), principal repayments on loans, maturities of securities and borrowings from the Federal Home Loan Bank ("FHLB").

As a savings and loan holding company, IVB is subject to regulation, examination and oversight by the Office of Thrift Supervision of the United States Department of the Treasury ("OTS"). As a federally chartered stock savings bank, the Bank is subject to regulation, examination and oversight by the OTS. The Bank is also subject to general oversight by the FDIC. The Bank is also a member of the FHLB of Cincinnati.


________________________________________________________________________________


                                                                              3.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding the Corporation at the dates and for the periods indicated. Because the conversion was completed on July 1, 1999, information for the years prior to the 1999 fiscal year end is for the Bank.

Selected Financial Condition                                                        At December 31,
----------------------------                                               ---------------------------------
and Other Data:                                                               1999       1998         1997
---------------                                                            ----------  ---------   ---------
                                                                                (Dollars in thousands)
Total amount of:
    Assets                                                                 $   59,362  $  40,024   $  36,353
    Cash and cash equivalents                                                   1,340        797         923
    Loans, net (1)                                                             37,291     31,274      27,241
    Mortgage-backed securities available for sale                               8,366      4,227       3,783
    Securities available for sale                                               8,708      1,968       3,534
    Deposits                                                                   33,153     30,866      30,277
    Federal Home Loan Bank advances                                            17,200      4,000       1,000
    Shareholders' equity (2)                                                    8,749      5,102       4,852
    Real estate owned, net                                                        118        122          41
    Nonperforming assets and troubled debt restructurings                         468        473         512
Number of full-service offices                                                      2          1           1


Selected Operations Data:                                                       Year ended December 31,
-------------------------                                                  ---------------------------------
                                                                              1999       1998         1997
                                                                           ----------  ---------   ---------
                                                                     (Dollars in thousands, except per share amounts)
Interest income                                                            $    3,612  $   3,020   $   2,891
Interest expense                                                                1,974      1,666       1,577
                                                                           ----------  ---------   ---------
Net interest income                                                             1,638      1,354       1,314
Provision for loan losses                                                          14         60          --
                                                                           ----------  ---------   ---------
Net interest income after provision for loan losses                             1,624      1,294       1,314
Noninterest income                                                                 42         29          21
Noninterest expense                                                             1,197        950         805
                                                                           ----------  ---------   ---------
Income before income taxes                                                        469        373         530
Income tax expense                                                                181        127         180
                                                                           ----------  ---------   ---------
Net income                                                                 $      288  $     246   $     350
                                                                           ==========  =========   =========

Basic earnings per share (3)                                               $      .31
                                                                           ==========
Diluted earnings per share (3)                                             $      .31
                                                                           ==========
Dividends per share (3)                                                    $       --
                                                                           ==========


________________________________________________________________________________


4.

Selected Financial Ratios and                                               At or for the year ended December 31,
-----------------------------                                              ---------------------------------------
Other Data:                                                                    1999          1998          1997
----------                                                                 -----------   -----------   -----------
                                                                                      (Dollars in thousands)
Performance Ratios:
   Return on assets (ratio of net
    income to average total assets)                                               0.60%         0.64%         0.97%
   Return on equity (ratio of net
    income to average equity) (2)                                                 4.18          4.87          7.52
   Interest rate spread (4)                                                       2.96          3.09          3.20
   Net interest margin (5)                                                        3.56          3.68          3.78
   Noninterest expense to average assets                                          2.50          2.48          2.24
   Efficiency ratio (6)                                                          71.25         68.69         60.30
   Net interest income after provision for loan losses
    to noninterest expense                                                      135.67        136.21        163.23
   Ratio of average interest-earning assets to
    average interest-bearing liabilities                                        113.85        113.04        112.61

Capital Ratios:
   Average equity to average
    assets (2)                                                                   14.41%        13.20%        12.95%
   Shareholders' equity to total
    assets at end of period (2)                                                  14.74         12.75         13.35

Asset Quality Ratios and Other Data:
  Nonperforming assets to average assets (7)                                      0.98%         1.24%         1.42%
  Nonperforming assets to total assets at end of period (7)                       0.79          1.18          1.41
  Nonperforming loans to gross loans (8)                                          0.90          1.04          1.71
  Allowance for loan losses to gross loans (8)                                    0.62          0.69          0.64
  Allowance for loan losses to nonperforming loans                               68.84         66.46         37.37
  Net charge-offs to average loans                                                  --          0.06            --
  Nonperforming loans                                                      $       337   $       328   $       471
  Nonperforming assets                                                             468           473           512

_______________________________
(1) Loans are shown net of net deferred loan fees and costs, loans in process and the allowance for loan losses.
(2) Consists solely of retained earnings and accumulated other comprehensive income before December 31, 1999.
(3) Earnings and dividends per share are not applicable for any of the periods presented before December 31, 1999. Earnings per share for 1999 was computed based on net income of the Corporation since its stock issuance on July 1, 1999.
(4) The interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(5) The net interest margin represents net interest income as a percent of average interest-earning assets.
(6) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.
(7) Nonperforming assets consist of nonperforming loans and foreclosed assets. Nonperforming loans consist of all accruing loans 90 days or more past due and all nonaccrual loans.
(8) Gross loans are stated at the unpaid principal balances.


________________________________________________________________________________

                                                                              5.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

General

The following is management's analysis of the Corporation's consolidated financial condition and consolidated results of operations as of and for the year ended December 31, 1999, compared to the year ended December 31, 1998. This discussion is designed to provide a more comprehensive review of the operating results and financial position than could be obtained from an examination of the consolidated financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

The Conversion was consummated on July 1, 1999. A total of 445,583 common shares of IVB were sold at $10.00 per share and net proceeds from the sale were $4,024,000 after deducting the costs of the Conversion. IVB retained 50% of the net proceeds from the sale of common shares. The remainder of the net proceeds was invested in the capital stock issued by the Bank to IVB in connection with the Conversion.

The Bank provides financial services through its main office in Gnadenhutten, Ohio and branch office in New Philadelphia, Ohio. Its primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential mortgage, commercial and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate.


Forward Looking Statements

When used in this discussion or future filings by the Corporation with the Securities and Exchange Commission, or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Corporation cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including but not limited to regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect the Corporation's financial performance and could cause the Corporation's actual results for future periods to differ materially from those anticipated or projected.

The Corporation is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on its liquidity, capital resources or operations except as discussed in this report. The Corporation is not aware of any current recommendations by regulatory authorities that would have such effect if implemented.

The Corporation does not undertake, and specifically disclaims, any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.


________________________________________________________________________________


6.

Financial Condition

Total assets at December 31, 1999 were $59.4 million compared to $40.0 million at December 31, 1998, an increase of $19.3 million, or 48.3%. The increase in total assets was primarily due to an increase in securities available for sale of $10.9 million, an increase in loans of $6.0 million and an increase in premises and equipment of $1.1 million. The increase in loans consisted primarily of an increase in one- to four-family residential real estate loans of $2.3 million, as well as increases in nonresidential real estate loans, consumer loans and construction loans of $1.5 million, $1.3 million and $574,000, respectively. These increases are reflective of a stable local economy and the Bank's more aggressive promotion of consumer loans. The increase in premises and equipment was primarily due to the opening of a new branch office in November 1999. The increase in assets was funded primarily by the net proceeds of the Conversion, FHLB advances and an increase in deposits.

The $1.3 million, or 58.1%, increase in the consumer loan portfolio between December 31, 1998 and December 31, 1999 consisted primarily of increases in other consumer loans of $624,000, home equity loans and lines of credit of $298,000 and automobile loans of $273,000. Consumer loans represented 9.6% and 7.2% of gross loans at December 31, 1999 and December 31, 1998, respectively.

Total deposits were $33.2 million on December 31, 1999 compared to $30.9 million at December 31, 1998, an increase of $2.3 million, or 7.4%. Increases in non-interest bearing demand deposit accounts and negotiable order of withdrawal ("NOW") accounts aggregating $918,000 were partially offset by decreases in money market accounts and savings accounts aggregating $377,000. Increases in certificates of deposit totaled $2.1 million. Management attributes the increase in overall deposits to the opening of a new branch office in New Philadelphia, Ohio in the fourth quarter of 1999. The certificate of deposit portfolio as a percent of total deposits increased slightly from 73.8% at December 31, 1998 to 75.1% at December 31, 1999. Almost all certificates of deposit issued by the Corporation mature in less than three years with the majority maturing in the next year.

As a secondary source of liquidity, the Corporation obtains borrowings from the FHLB of Cincinnati, from which it held advances totaling $17.2 million at December 31, 1999 and $4.0 million at December 31, 1998. Due to continued loan demand and in order to better leverage the Corporation's capital, the Corporation used these funds to originate mortgage loans and purchase securities available for sale as well as provide for short-term liquidity needs. FHLB advances at December 31, 1999 consisted of $2.7 million in short-term advances and $14.5 million in long-term callable fixed-rate advances. The long-term callable advances have specified call dates ranging from one to five years at which the advances may be called at the option of the FHLB. Additional advances may be obtained from the FHLB to fund future loan growth and liquidity as needed.


Results of Operations

The general economic conditions, the monetary and fiscal policies of federal agencies and the regulatory policies of agencies that regulate financial institutions affect the operating results of the Corporation. Interest rates on competing investments and general market rates of interest influence the Corporation's cost of funds. Lending activities are influenced by the demand for real estate loans and other types of loans, which in turn is affected by the interest rates at which such loans are made, general economic conditions and the availability of funds for lending activities.



________________________________________________________________________________


                                                                              7.

The Corporation's net income primarily depends on its net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and securities, and interest expense incurred on interest-bearing liabilities, such as deposits and borrowings. The level of net interest income is dependent on the interest rate environment and the volume and composition of interest-earning assets and interest-bearing liabilities. Provisions for loan losses, service charges, gains on the sale of assets, other income, noninterest expense and income taxes also affect net income.


Comparison of Results of Operations for the Year Ended December 31, 1999 and December 31, 1998

Net Income. Net income was $288,000 for the year ended December 31, 1999, compared to $246,000 for the year ended December 31, 1998. The increase in net income for the year ended December 31, 1999 was primarily the result of an increase in net interest income after provision for loan losses, partially offset by an increase in noninterest expense.

Net Interest Income. Net interest income totaled $1.6 million for the year ended December 31, 1999, as compared to $1.4 million for the year ended December 31, 1998, representing an increase of $284,000, or 21.0%. The change in net interest income is attributable to an increase in the ratio of average interest-earning assets to average interest-bearing liabilities offset by a decrease in the interest rate spread. The increase in the ratio of average interest-bearing assets to average interest bearing liabilities is primarily due to the net proceeds received from the Conversion of $4.0 million.

Interest and fees on loans increased approximately $403,000, or 16.4%, from $2.5 million for the year ended December 31, 1998 to $2.9 million for the year ended December 31, 1999. The increase in interest income was due to higher average loans partially offset by a decrease in the yield earned as a result of increased competition.

Interest earned on securities totaled $697,000 for the year ended December 31, 1999, as compared to $524,000 for the year ended December 31, 1998. The increase was a result of higher average balances of securities combined with an increased yield earned due to an increasing interest rate environment.

Interest on interest-bearing deposits and overnight deposits increased to $62,000 for the year ended December 31, 1999, as compared to $46,000 for the same period in 1998.

Interest paid on deposits decreased $81,000 for the year ended December 31, 1999, compared to the year ended December 31, 1998. The decrease in interest expense was due to a decrease in the cost of funds which was driven by the Corporation's local market area while the average balances of deposits remained relatively unchanged.

Interest on FHLB advances totaled $525,000 for the year ended December 31, 1999, compared to $136,000 for the year ended December 31, 1998. The increase was the result of a higher average balances partially offset by a lower cost of funds. The additional borrowings were used to provide funding for loan demand and to better leverage the Corporation's capital.

Provision for Loan Losses. The Corporation maintains an allowance for loan losses in an amount that, in management's judgment, is adequate to absorb probable losses inherent in the loan portfolio. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance depends on a variety of factors, including past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb probable losses inherent in the loan portfolio.


________________________________________________________________________________


8.

The provision for loan losses for the year ended December 31, 1999 totaled $14,000 compared to $60,000 for the year ended December 31, 1998. The Corporation did not experience any net charge-offs during the year ended December 31, 1999 compared to net charge-offs of $18,000 for the year ended December 31, 1998. The Corporation's low charge-off history is the product of a variety of factors, including the Corporation's underwriting guidelines, which generally require a loan-to-value or projected completed value ratio of 80% for the purchase or construction of one- to four-family residential properties and 75% for commercial real estate and land loans, established income information and defined ratios of debt to income. Despite this history, the Corporation cannot give any assurances as to the level of future charge-offs. The allowance for loan losses totaled $232,000 or .62% of gross loans at December 31, 1999, compared with $218,000, or .69% of gross loans at December 31, 1998.

Noninterest income. Noninterest income includes service charges and other fees, net gains on sales of securities available for sale and other income. For the year ended December 31, 1999, noninterest income totaled $42,000 compared to $29,000 for the year ended December 31, 1998. During the 1999 period, the Corporation experienced an increase of $27,000 in service charges and other fees and net gains on sales of securities available for sale that was partially offset by a decrease of $14,000 in other miscellaneous income.

Noninterest expense. Noninterest expense totaled $1.2 million for the year ended December 31, 1999 compared to $950,000 for same period in 1998. The increase in noninterest expense was primarily the result of a $74,000 increase in salaries and employee benefits expense, a $71,000 increase in pension expense and a $35,000 increase in stationary and supplies expense. The increase in salaries and employee benefits expense was due primarily to increased staffing as a result of the opening of the new branch office, normal annual merit increases and the establishment of the Bank's employee stock option plan ("ESOP") in connection with the Conversion. The increase in pension expense resulted from the Corporation's decision to terminate its defined benefit pension plan in 1999. The Corporation will recognize an additional expense in 2000 related to its pension plan at the time of settlement equal to the unrecognized net actuarial loss at that date. The increase in stationary and supplies expense was due to the Bank's name change in January 1999. Additional increases in occupancy, furniture and fixtures expense, data processing expense and other expense also resulted from the opening of the new branch office in November 1999. Operating expenses are expected to increase in 2000 as a result of a full year impact of the new branch office.

Income Tax Expense. The volatility of income tax expense is primarily attributable to the change in net income before income taxes. The provision for income taxes totaled $181,000 for the year ended December 31, 1999 compared to $127,000 for the year ended December 31, 1998.


________________________________________________________________________________


                                                                              9.

Yields Earned and Rates Paid

The following table sets forth certain information relating to the Corporation's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balances of interest-earning assets or interest-bearing liabilities for the periods presented. Average balances were derived from daily balances.

                                                                                        Year ended December 31,
                                                                   -----------------------------------------------------------------
                                                                                   1999                              1998
                                                                   -----------------------------------------------------------------
                                                                     Average     Interest  Average     Average     Interest  Average
                                                                   outstanding   earned/    yield/   outstanding   earned/    yield/
                                                                     balance       paid      rate      balance       paid     rate
                                                                     -------       ----      ----      -------       ----     ----
                                                                                         (Dollars in thousands)
Interest-earning assets:
  Loans/(1)/                                                       $    34,895   $  2,853     8.18%    $  28,449   $  2,450   8.61%
  Mortgage-backed securities/(2)/                                        5,219        354     6.78         3,874        280   7.23
  Investment securities/(2)/:
    Taxable                                                              4,482        334     7.45         3,265        224   6.86
    Non-taxable/(3)/                                                       141         14     9.93           502         30   5.98
  Interest-bearing deposits and federal funds sold                       1,437         62     4.31           976         46   4.71
                                                                   -----------   --------              ---------   --------

    Total interest-earning assets                                       46,174      3,617     7.83        37,066      3,030   8.17
                                                                                 --------                          --------

Noninterest-earning assets                                               1,615                             1,219
                                                                   -----------                         ---------

    Total assets                                                   $   $47,789                         $  38,285
                                                                   ===========                         =========

Interest-bearing liabilities:
  Demand deposits                                                  $     1,028         19     1.85       $   815         16   1.96
  Savings accounts                                                       5,676        161     2.84         5,263        172   3.27
  Money market accounts                                                  1,589         52     3.27         1,777         59   3.32
  Certificates of deposit                                               22,585      1,217     5.39        22,585      1,283   5.68
                                                                   -----------   --------              ---------   --------
    Total deposits                                                      30,878      1,449     4.69        30,440      1,530   5.03

  FHLB advances                                                          9,678        525     5.42         2,351        136   5.78
                                                                   -----------   --------              ---------   --------

    Total interest-bearing liabilities                                  40,556      1,974     4.87        32,791      1,666   5.08
                                                                                 --------                          --------

Noninterest-bearing liabilities                                            348                               439
                                                                   -----------                         ---------

    Total liabilities                                                   40,903                            33,230

Equity                                                                   6,885                             5,055
                                                                   -----------                         ---------

    Total liabilities and equity                                   $    47,789                         $  38,285
                                                                   ===========                         =========

Net interest income; interest-rate spread/(4)/                                   $  1,643     2.96%                $  1,364   3.09%
                                                                                 ========     ====                 ========   ====

Net earning assets                                                 $     5,618                         $   4,275
                                                                   ===========                         =========

Net interest margin/(5)/                                                                      3.56%                           3.68%
                                                                                              ====                            ====

Average interest-earning assets to interest-bearing liabilities         113.85%                           113.04%
                                                                   ===========                         =========

__________________________________
(1) Net of deferred loan fees and costs and loans in process and includes nonperforming loans.
(2) Average balance includes unrealized gains and losses. Yield is based on amortized cost.
(3) Average yield for municipal securities are presented on a tax equivalent basis based on an assumed tax rate of 34%.
(4) Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income divided by average interest-earning assets.


________________________________________________________________________________


10.

Rate/Volume Analysis

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Corporation's interest income and expense during 1999. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (multiplied by prior year rate), (2) changes in rate (multiplied by prior year volume) and (3) total changes in rate and volume (the sum of the prior columns). The combined effects of changes in both volume and rate, that are not separately identified, have been allocated proportionately to the change due to volume and the change due to rate:

                                                                                    Year ended December 31,
                                                                                -------------------------------
                                                                                         1999 vs. 1998
                                                                                -------------------------------
                                                                                      Increase
                                                                                     (decrease)
                                                                                       due to
                                                                                ---------------------
                                                                                Volume        Rate        Total
                                                                                ------        ----        -----
                                                                                        (In thousands)
Interest income attributable to:
    Loans                                                                       $  532      $  (129)    $  403
    Mortgage-backed securities                                                      92          (18)        74
    Investment securities:
        Taxable                                                                     89           21        110
        Non-taxable (1)                                                            (29)          13        (16)
    Interest-bearing deposits and federal funds sold                                20           (4)        16
                                                                                ------       ------     ------

        Total interest-earning assets                                           $  704       $ (117)       587
                                                                                ======       ======     ======

Interest expense attributable to:
    Demand deposits                                                             $    4       $   (1)      $  3
    Savings accounts                                                                13          (24)       (11)
    Money market accounts                                                           (6)          (1)        (7)
    Certificates of deposit                                                         --          (66)       (66)
    FHLB advances                                                                  398           (9)       389
                                                                                ------       ------     ------

        Total interest-bearing liabilities                                      $  409       $ (101)       308
                                                                                ======       ======     ------

Net interest income                                                                                     $  279
                                                                                                        ======

_________________________
(1) Municipal securities are presented on a tax equivalent basis based on an assumed tax rate of 34%.


Asset and Liability Management

The Bank, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. One of the Bank's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuations in interest rates. The Bank has sought to reduce exposure of its earnings to changes in market interest rates by managing asset and liability maturities and interest rates primarily through the maintenance of a high level of investments in short-term assets in the portfolio, including one- and three-year adjustable-rate mortgage loans ("ARMs").



________________________________________________________________________________

                                                                             11.

As part of its effort to monitor and manage interest rate risk, the Bank uses the "net portfolio value" ("NPV") methodology adopted by the OTS as part of its capital regulations. Although the Bank is not currently subject to NPV regulation because such regulation does not apply to institutions with less than $300 million in assets and risk-based capital in excess of 12%, application of NPV methodology may illustrate the Bank's interest rate risk.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV that would result from a theoretical basis point (1 basis point equals 0.01%) change in market interest rates. The OTS considers an institution to be subject to interest-rate risk if the NPV would decrease by more than 2% of the present value of the institution's assets with either a 200 basis point increase or decrease in market rates. If the NPV would decrease by more than 2% of the present value of the institution's assets with either an increase or a decrease in market rates, the institution must deduct 50% of the amount of decrease in excess of such 2% in the calculation of the institution's risk-based capital.

At December 31, 1999, 2% of the present value of the Bank's assets was $1.2 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $2.6 million at December 31, 1999, the Bank would have been required to deduct approximately $679,000 (50% of the approximate $1.4 million difference) from its capital in determining whether the Bank met its risk-based capital requirement. Regardless of such reduction, however, the Bank's risk-based capital at December 31, 1999, would still have exceeded the regulatory requirement by approximately $4.3 million.

Presented below, as of December 31, 1999, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. As illustrated in the table, the Bank's NPV is more sensitive to an increasing interest rate environment. The result principally occurs because, as rates rise, borrowers do not prepay adjustable-rate loans which reprice less frequently than on an annual basis, adjustable-rate loans with interest rate adjustment caps and fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest-rate environment, the amount of interest the Bank would receive on its loans would increase relatively slowly as loans are repaid and new loans are made at higher rates. However, the interest the Bank would pay on its deposit products would increase more rapidly because the deposit portfolio generally has shorter periods to repricing.

                                                                                                     NPV as % of
                                                                                                   Portfolio Value
                                           Net Portfolio Value                                       Of Assets
                             -------------------------------------------------             -----------------------------
     Change                                                                                                   Basis Point
     in Rates                $ Amount            $ Change             % Change             NPV Ratio             Change
     --------                --------            --------             --------             ---------             ------
                                                 (Dollars in thousands)
       300                   $  3,179            $ (3,951)                 (55)%                5.88%              (612)bp
       200                      4,585              (2,545)                 (36)                 8.20               (380)
       100                      6,098              (1,032)                 (14)                10.54               (147)
     Static                     7,130                  --                   --                 12.01                 --
      (100)                     8,162               1,032                   14                 13.40                140
      (200)                     8,673               1,543                   22                 14.01                200
      (300)                     9,049               1,919                   27                 14.41                240


________________________________________________________________________________


12.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-back securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making risk calculations.


Liquidity and Capital Resources

The Corporation's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended December 31, 1999 and 1998.

                                                                                           Year Ended December 31,
                                                                                          -------------------------
                                                                                             1999           1998
                                                                                          ----------     ----------
                                                                                               (In thousands)
Net income                                                                                   $    288      $    246
Adjustments to reconcile net income to net cash from operating activities                         (83)         (155)
                                                                                          -----------    ----------
Net cash from operating activities                                                                205            91
Net cash from investing activities                                                            (18,817)       (3,806)
Net cash from financing activities                                                             19,155         3,589
                                                                                          -----------    ----------
Net change in cash and cash equivalents                                                           543          (126)
Cash and cash equivalents at beginning of period                                                  797           923
                                                                                          -----------    ----------
Cash and cash equivalents at end of period                                                $     1,340    $      797
                                                                                          ===========    ==========

The Corporation's principal sources of funds are deposits, loan repayments, maturities of securities and other funds provided by operations. The Corporation also has the ability to borrow from the FHLB. While scheduled loan repayments and maturing securities are relatively predictable, deposit flows and early loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. The Corporation maintains investments in liquid assets based upon management's assessment of (1) need for funds, (2) expected deposit flows, (3) yields available on short-term liquid assets and (4) objectives of the asset/liability management program.

OTS regulations presently require the Bank to maintain an average daily balance of investments in U.S. Treasury, federal agency obligations and other investments in an amount equal to 4% of the sum of the Bank's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds on which the Bank may rely, if necessary, to fund deposit withdrawals or other short-term funding needs. At December 31, 1999, the Bank's regulatory liquidity was 56.78%. At such date, the Corporation had commitments to originate fixed-rate loans totaling $1.0 million, and variable-rate loans totaling $833,000. Loan commitments are generally for 30 days. The Corporation considers its liquidity and capital reserves sufficient to meet its outstanding short- and long-term needs. See Note 12 of the Notes to Consolidated Financial Statements.


________________________________________________________________________________

                                                                             13.

The Bank is required by OTS regulations to meet certain minimum capital requirements, which must be generally as stringent as the requirements established for commercial banks. Current capital requirements call for tangible capital of 1.5% of adjusted total assets, core capital (which, for the Bank, consists solely of tangible capital) of 3.0% to 4.0% of adjusted total assets (depending on the Bank's examination rating) and risk-based capital (which, for the Bank, consists of core capital and general valuation allowances) of 8.0% of risk-weighted assets (assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk).

The following table summarizes regulatory capital requirements and the Bank's actual capital at December 31, 1999.

                                                                                 Excess of Actual
                                                                               Capital Over Current
                              Actual Capital          Current Requirement           Requirement         Applicable
                           --------------------       -------------------      --------------------
                           Amount       Percent       Amount      Percent      Amount      Percent     Asset Total
                           ------       -------       ------      -------      ------      -------     -----------
                                                             (Dollars in thousands)

Tangible Capital           $7,005         11.7%      $   898         1.5%      $6,107        10.2%       $59,845
Core Capital                7,005         11.7         2,394         4.0        4,611         7.7         59,845
Total Risk-based
  Capital                   7,237         25.3         2,287         8.0        4,950        17.3         28,585

In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by federally chartered savings banks. Under OTS regulations, the Bank is not permitted to pay a cash dividend on its common shares if its regulatory capital would, as a result of payment of such dividend, be reduced below the amount required for the liquidation account (the account established for the purpose of granting a limited priority claim on the assets of the Bank in the event of complete liquidation to those members of the Bank before the Conversion who maintain a savings account at the Bank after the Conversion), or applicable regulatory capital requirements prescribed by the OTS.

An application must be submitted and approval from the OTS must be obtained by a subsidiary of a savings and loan holding company (1) if the proposed distribution would cause total distributions for that calendar year to exceed net income for that year to date plus the bank's retained net income for the preceding two years; (2) if the bank will not be at least adequately capitalized following the capital distribution; (3) if the proposed distribution would violate a prohibition contained in any applicable statute, regulation or agreement between the bank and the OTS (or the FDIC), or a condition imposed on the bank in an OTS-approved application or notice; or, (4) if the bank has not received certain favorable examination ratings from the OTS. If a bank subsidiary of a holding company is not required to file an application, it must file a notice with the OTS.

Impact of New Accounting Standards

Beginning January 1, 2001 a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect but the effect will depend on derivative holdings when this standard applies.


-------------------------------------------------------------------------------

14.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes included herein have been prepared in accordance with generally accepted accounting principles ("GAAP"). GAAP requires the Corporation to measure financial position and operating results primarily in terms of historic dollars. Changes in the relative value of money due to inflation or recession are generally not considered.

In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not change at the same rate or in the same magnitude as the inflation rate. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as on changes in monetary and fiscal policies.

Year 2000 Issue

The Corporation did not experience any Year 2000-related computer system problems, nor was the Corporation aware of any Year 2000-related problems with any of its loan customers which would impact their ability to meet their debt service requirements. The Corporation did not experience any significant unusual deposit activity from its customers.

Change in Independent Auditors

Before the year ended December 31, 1998, the Bank's financial statements were audited by Robb, Dixon, Francis, Davis, Oneson & Company. At the recommendation of the Corporation's Audit Committee, the Corporation dismissed Robb, Dixon, Francis, Davis, Oneson & Company and replaced it with Crowe, Chizek and Company LLP, which was engaged on October 15, 1998. The Corporation's Board of Directors approved the decision to change independent auditors on October 15, 1998.

For the year ended December 31, 1997 and up to the date of the replacement of the former accountant, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of the former accountant, would have caused it to make a reference to the subject matter of the disagreement in connection with its reports. The independent auditors' report on the financial statements for the fiscal year ended December 31, 1997 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

-------------------------------------------------------------------------------

                                                                             15.

                            [LOGO OF CROWE CHIZEK]


                        REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Indian Village Bancorp, Inc.
Gnadenhutten, Ohio

We have audited the accompanying consolidated balance sheets of Indian Village Bancorp, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Indian Village Bancorp, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                               /s/  Crowe, Chizek and Company LLP

                                    Crowe, Chizek and Company LLP

Columbus, Ohio
February 18, 2000

-------------------------------------------------------------------------------

16.

                        INDIAN VILLAGE BANCORP, INC.
                          CONSOLIDATED BALANCE SHEETS
                           December 31, 1999 and 1998
                (Dollars in thousands, except per share amounts)
---------------------------------------------------------------------------

                                                                      1999           1998
                                                                      ----           ----
ASSETS
Cash and due from banks                                              $   824        $   409
Interest-bearing deposits in other banks                                 516            388
                                                                     -------        -------
  Total cash and cash equivalents                                      1,340            797
Time deposits                                                            299            499
Securities available for sale at fair value                           17,074          6,195
Loans, net of allowance for loan losses                               37,291         31,274
Premises and equipment, net                                            1,591            447
Real estate owned                                                        118            122
Federal Home Loan Bank stock                                             925            407
Accrued interest receivable                                              466            183
Other assets                                                             258            100
                                                                     -------        -------

     Total assets                                                    $59,362        $40,024
                                                                     =======        =======


LIABILITIES
Deposits                                                             $33,153        $30,866
Federal Home Loan Bank advances                                       17,200          4,000
Accrued interest payable                                                 107             37
Other liabilities                                                        153             19
                                                                     -------        -------
  Total liabilities                                                   50,613         34,922

SHAREHOLDERS' EQUITY
Preferred stock, $.01 par value, 1,000,000 shares authorized,
  none outstanding                                                        --             --
Common stock, $.01 par value, 5,000,000 shares authorized,
  445,583 shares issued and outstanding                                    4             --
Additional paid-in capital                                             4,021             --
Retained earnings - substantially restricted                           5,393          5,105
Unearned employee stock ownership plan shares                           (344)            --
Accumulated other comprehensive income
  Unrealized gains (losses) on securities available for sale            (273)            50
  Additional minimum pension liability                                   (52)           (53)
                                                                     -------        -------
     Total accumulated other comprehensive income (loss)                (325)            (3)
                                                                     -------        -------
  Total shareholders' equity                                           8,749          5,102
                                                                     -------        -------

     Total liabilities and shareholders' equity                      $59,362        $40,024
                                                                     =======        =======

---------------------------------------------------------------------------

         See accompanying notes to consolidated financial statements.

                                                                             17.


                         INDIAN VILLAGE BANCORP, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                    Years ended December 31, 1999 and 1998
               (Dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------

                                                                1999    1998
                                                               ------  ------
 Interest and dividend income
  Loans                                                        $2,853  $2,450
  Securities                                                      697     524
  Interest-bearing deposits and Federal funds sold                 62      46
                                                               ------  ------
     Total interest income                                      3,612   3,020

Interest expense
  Deposits                                                      1,449   1,530
  Federal Home Loan Bank advances                                 525     136
                                                               ------  ------
     Total interest expense                                     1,974   1,666
                                                               ------  ------

Net interest income                                             1,638   1,354

Provision for loan losses                                          14      60
                                                               ------  ------

Net interest income after provision for loan losses             1,624   1,294

Noninterest income
  Service charges and other fees                                   22      11
  Gain (loss) on sale of securities available for sale, net        14      (2)
  Other income                                                      6      20
                                                               ------  ------
     Total noninterest income                                      42      29

Noninterest expense
  Salaries and employee benefits                                  480     406
  Pension expense                                                 105      34
  Occupancy, furniture and fixtures                                85      69
  Professional and consulting fees                                 46      56
  Franchise taxes                                                  70      73
  Data processing                                                  77      57
  Director and committee fees                                      76      72
  Advertising                                                      54      44
  Stationary and supplies                                          55      20
  Other expense                                                   149     119
                                                               ------  ------
     Total noninterest expense                                  1,197     950
                                                               ------  ------

Income before federal income tax expense                          469     373

Federal income tax expense                                        181     127
                                                               ------  ------

Net income                                                     $  288  $  246
                                                               ======  ======

Basic and diluted earnings per common share                    $  .31
                                                               ======


--------------------------------------------------------------------------------

         See accompanying notes to consolidated financial statements.

18.


                         INDIAN VILLAGE BANCORP, INC.
            CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                    Years ended December 31, 1999 and 1998
                            (Dollars in thousands)
 -------------------------------------------------------------------------------

                                                                 1999    1998
                                                                ------  ------
Net income                                                      $ 288   $ 246

Other comprehensive income (loss), net of tax:
  Unrealized losses on securities available for sale
   arising during year                                           (314)    (12)
  Reclassification adjustment for accumulated (gains) losses
   included in net income                                          (9)      1
                                                                -----   -----
     Net unrealized losses on securities                         (323)    (11)
  Additional minimum pension liability adjustment                   1      15
                                                                -----   -----
     Other comprehensive income (loss)                           (322)      4
                                                                -----   -----


Comprehensive income (loss)                                     $ (34)  $ 250
                                                                =====   =====






--------------------------------------------------------------------------------

         See accompanying notes to consolidated financial statements.

                                                                             19.

                          INDIAN VILLAGE BANCORP, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     Years Ended December 31, 1999 and 1998
                             (Dollars in thousands)
--------------------------------------------------------------------------------


                                                                                          Unrealized
                                                                           Additional    Gain (Loss)
                                          Additional            Unearned     Minimum    on Securities
                                  Common   Paid-In    Retained    ESOP       Pension      Available
                                  Stock    Capital    Earnings   Shares     Liability      for Sale      Total
                                  ------  ----------  --------  ---------  -----------  --------------  -------

Balance at January 1, 1998        $   --      $   --    $4,859     $  --         $(68)          $  61   $4,852

Net income for the period             --          --       246        --           --              --      246

Other comprehensive
  income (loss)                       --          --        --        --           15             (11)       4
                                  ------  ----------  --------  --------   ----------   -------------   ------

Balance at December 31, 1998          --          --     5,105        --          (53)             50    5,102

Net income for the period             --          --       288        --           --              --      288

Other comprehensive
  income (loss)                       --          --        --        --            1            (323)    (322)

Sale of 445,583 shares of $.01
  par common stock, net of
  conversion costs                     4       4,020        --        --           --              --    4,024

Purchase of 35,637 shares
  under ESOP plan                     --          --        --      (356)          --              --     (356)

Release of 1,188 ESOP shares          --           1        --        12           --              --       13
                                  ------  ----------  --------  --------   ----------   -------------   ------

Balance at December 31, 1999          $4      $4,021    $5,393     $(344)        $(52)          $(273)  $8,749
                                  ======  ==========  ========  ========   ==========   =============   ======


          See accompanying notes to consolidated financial statements.

                         INDIAN VILLAGE BANCORP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years ended December 31, 1999 and 1998
                                 (In thousands)
--------------------------------------------------------------------------------

                                                                       1999       1998
                                                                     ---------  --------
Cash flows from operating activities
  Net income                                                         $    288   $   246
  Adjustments to reconcile net income to net cash from
   operating activities:
     Depreciation                                                          37        35
     Premium amortization, net of accretion                               (28)       (7)
     Provision for loan losses                                             14        60
     Federal Home Loan Bank stock dividends                               (40)      (28)
     (Gain) loss on sale of securities available for sale                 (14)        2
     Compensation expense on ESOP shares                                   13        --
     Net change in:
       Accrued interest receivable and other assets                      (382)      (74)
       Accrued expenses and other liabilities                             298      (149)
       Deferred income taxes                                               19         6
                                                                     --------   -------
          Net cash from operating activities                              205        91

Cash flows from investing activities
  Net change in time deposits                                             200      (499)
  Purchases of securities available for sale                          (15,037)   (4,133)
  Proceeds from sales of securities available for sale                  1,489     1,456
  Proceeds from maturities of securities available for sale             2,221     3,787
  Net change in loans                                                  (6,031)   (4,174)
  Premises and equipment expenditures, net                             (1,181)     (243)
  Purchases of Federal Home Loan Bank stock                              (478)       --
                                                                     --------   -------
       Net cash from investing activities                             (18,817)   (3,806)

Cash flows from financing activities
  Net change in deposits                                                2,287       589
  Net change in short-term FHLB advances                                2,700        --
  Repayment of long-term FHLB advances                                 (2,000)   (1,000)
  Proceeds from long-term FHLB advances                                12,500     4,000
  Proceeds from issuance of common stock, net of conversion costs       4,024        --
  Cash provided to ESOP                                                  (356)       --
                                                                     --------   -------
       Net cash from financing activities                              19,155     3,589
                                                                     --------   -------

Net change in cash and cash equivalents                                   543      (126)

Cash and cash equivalents at beginning of year                            797       923
                                                                     --------   -------

Cash and cash equivalents at end of year                             $  1,340   $   797
                                                                     ========   =======

Supplemental disclosures of cash flow information
  Cash paid during the year for
     Interest                                                        $  1,904   $ 1,656
     Income taxes                                                         149       241

  Noncash transactions
     Transfers from loans to real estate owned                       $     --   $    81

         See accompanying notes to consolidated financial statements.
21

                         INDIAN VILLAGE BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1999 and 1998
         (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principals of Consolidation:  The consolidated
----------------------------------------------------
financial statements include the accounts of Indian Village Bancorp, Inc. ("IVB") and its wholly-owned subsidiary, Indian Village Community Bank ("Bank"), a federally chartered stock savings bank, together referred to as the Corporation. Intercompany accounts and transactions have been eliminated in consolidation.

The Corporation's and Bank's revenues, operating income and assets are primarily from the financial institution industry. The Bank is engaged in the business of residential mortgage, commercial and consumer lending and consumer banking with operations conducted through its main office located in Gnadenhutten, Ohio and a branch office located in New Philadelphia, Ohio. These communities and the contiguous areas are the source of substantially all the Bank's loan and deposit activities. The majority of the Bank's income is derived from residential, commercial and consumer lending activities and investments.

Business Segments:  While the Corporation's chief decision-makers monitor the
-----------------
revenue streams of the various Corporation products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Corporation's banking operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates:  To prepare financial statements in conformity with generally
----------------
accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect amounts reported in the financial statements and disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments and pension obligations are particularly subject to change.

Cash Flows:  Cash and cash equivalents includes cash, deposits with other
----------
financial institutions with original maturities less than 90 days and Federal funds sold. Net cash flows are reported for loan and deposit transactions.

Securities:  Securities are classified as held to maturity and carried at
----------
amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in accumulated other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchased premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans:  Loans are reported at the principal balance outstanding, net of unearned
-----
interest, deferred fees and costs, and the allowance for loan losses.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the contractual life of the loan. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

--------------------------------------------------------------------------------

                                  (Continued)

22.

                         INDIAN VILLAGE BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1999 and 1998
         (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses:  The allowance for loan losses is a valuation
-------------------------
allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loans, and on an individual basis for other loans. If a loan is impaired, a portion of the allowance is allocated so the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment:  Premises and equipment are stated at cost less
----------------------
accumulated depreciation. Depreciation expense is calculated using primarily the straight-line method over the estimated useful lives of the assets. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Real Estate Owned:  Real estate acquired through or instead of loan foreclosure
-----------------
is initially recorded at the lower of cost or fair value less estimated costs to sell when acquired, establishing a new cost basis. If the fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Pension Plan:  Pension expense is the net of service and interest cost, return
------------
on plan assets, and amortization of gains and losses not immediately recognized.

Employee Stock Ownership Plan:  The cost of shares issued to the ESOP, but not
-----------------------------
yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Income Taxes:  Income tax expense is the total of the current year income tax
------------
due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Concentration of Credit Risk:  The Bank grants primarily one- to four-family
----------------------------
residential mortgage loans to customers in Tuscarawas County, Ohio. These customers' ability to honor their contracts depends, to a certain extent, on the economic conditions of Tuscarawas County. The Bank evaluates each customer's creditworthiness on a case-by-case basis at the time of application. One- to four-family residential mortgage loans comprise approximately 76% and 83% of the Bank's loan portfolio as of December 31, 1999 and 1998.

--------------------------------------------------------------------------------

                                  (Continued)

                                                                             23.

                         INDIAN VILLAGE BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1999 and 1998
         (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments:  Financial instruments include credit instruments, such
---------------------
as commitments to make loans and standby letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

Comprehensive Income:  Comprehensive income consists of net income and other
--------------------
comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and changes in minimum pension liability which are also recognized as separate components of equity.

Loss Contingencies:  Loss contingencies, including claims and legal actions
------------------
arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction:  Banking regulations require maintaining certain capital
--------------------
levels and may limit the dividends paid by the Bank to IVB or by IVB to shareholders.

Earnings per Common Share:  Basic earnings per common share ("EPS") is net
-------------------------
income divided by the weighted-average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted EPS reflects the potential dilution of securities that could share in earnings such as stock options, warrants or other common stock equivalents. The Corporation currently has no common stock equivalents. As more fully discussed in Note 2, the Bank converted from the mutual to stock form of ownership with the concurrent formation of a holding company effective July 1, 1999. Accordingly, earnings per share for 1999 was computed based on net income of the Corporation from July 1, 1999 through December 31, 1999, which totaled $127,000. No earnings per common share are shown for the year ended December 31, 1998, as prior to July 1, 1999, the Bank was a mutual company. The financial information for the year ended December 31, 1998 reflects the Bank before the conversion.

Fair Value of Financial Instruments:  Fair values of financial instruments are
-----------------------------------
estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassifications:  Reclassifications of certain amounts in the 1998 financial
-----------------
statements have been made to conform to the 1999 presentation.


--------------------------------------------------------------------------------

                                  (Continued)

24.

                         INDIAN VILLAGE BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1999 and 1998
         (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 2 -CONSUMMATION OF THE CONVERSION TO A STOCK SAVINGS BANK WITH THE CONCURRENT FORMATION OF A HOLDING COMPANY

On January 20, 1999, the Board of Directors of the Bank, subject to regulatory approval and approval by the members of the Bank, unanimously adopted a Plan of Conversion under which the Bank would convert from a federally chartered mutual savings bank to a federally chartered stock savings bank and concurrently form a holding company to own 100% of the Bank's stock. The conversion was consummated on July 1, 1999, and the Corporation sold its common stock in an amount equal to the pro forma market value of the Bank after giving effect to the conversion. A total of 445,583 common shares of the Corporation were sold at $10.00 per share. The Corporation received net proceeds of $4,024,000, after deducting conversion costs of $432,000.

The Corporation retained 50% of the net proceeds from the sale of common shares. The remainder of the net proceeds was invested in the capital stock issued by the Bank to the Corporation.

As part of the conversion, the Bank established a liquidation account in an amount equal to its regulatory capital as of December 31, 1998. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Bank may not pay dividends that would reduce shareholders' equity below the required liquidation account balance.

Under Office of Thrift Supervision ("OTS") regulations, limitations have been imposed on all "capital distributions" by savings institutions, including cash dividends. The regulation establishes a three-tiered system of restrictions, with the greatest flexibility afforded to thrifts, like the Bank, that are both well capitalized and given favorable qualitative examination ratings by the OTS.

NOTE 3 - SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated fair values of securities available for sale are summarized as follows:

                                                                               Gross           Gross
                                                           Amortized        Unrealized     Unrealized       Fair
                                                              Cost            Gains           Losses       Value
                                                              ----            -----           ------       -----
                    December 31, 1999
                    -----------------
                    U.S. Government agencies               $   7,432        $    --        $   (188)       $   7,244
                    Obligations of states and
                       political subdivisions                  1,470              1              (7)           1,464
                    Mortgage-backed securities                 8,586             16            (236)           8,366
                                                           ---------        -------        --------        ---------
                                                           $  17,488        $    17        $   (431)       $  17,074
                                                           =========        =======        ========        =========

--------------------------------------------------------------------------------

                                  (Continued)

                                                                             25.

                         INDIAN VILLAGE BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1999 and 1998
         (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 3 - SECURITIES AVAILABLE FOR SALE (Continued)

                                                         Gross       Gross
                                         Amortized    Unrealized   Unrealized        Fair
                                           Cost         Gains        Losses         Value
                                           ----         -----        ------         -----

        December 31, 1998
        -----------------
        U.S. Treasury securities         $     747    $       13   $       --      $    760
        U.S. Government agencies             1,050             6           --         1,056
        Obligations of states and
         political subdivisions                147             5           --           152
        Mortgage-backed securities           4,175            70          (18)        4,227
                                         ---------    ----------   ----------      --------

                                         $   6,119    $       94   $      (18)     $  6,195
                                         =========    ==========   ==========      ========

During 1999 and 1998, the Corporation sold securities available for sale for total proceeds of $1,489,000 and $1,456,000, resulting in gross realized gains of approximately $15,000 and $11,000 and gross realized losses of approximately $1,000 and $13,000. No other securities were sold during 1999 or 1998.

The amortized cost and estimated fair values of debt securities available for sale at December 31, 1999, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                               Amortized        Fair
                                                 Cost           Value
                                               ---------       -------

      Due in one year or less                    $ 6,101       $ 5,969
      Due after one year through five years        2,801         2,739
      Mortgage-backed securities                   8,586         8,366
                                                 -------       -------

                                                 $17,488       $17,074
                                                 =======       =======

No securities were pledged to secure public deposits at December 31, 1999 or 1998.


-----------------------------------------------------------------------------

                                  (Continued)

26.


                         INDIAN VILLAGE BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1999 and 1998
         (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 4 - LOANS

Year-end loans were as follows:


                                                               1999      1998
                                                             --------  --------
      Real estate loans:
         One- to four-family residential                     $28,413   $26,080
         Multi-family residential                              1,669     1,736
         Nonresidential                                        2,172       647
         Construction                                          1,251       677
         Land                                                    437       135
                                                             -------   -------
                                                              33,942    29,275
      Consumer loans:
         Home equity loans and lines of credit                 1,185       887
         Home improvement                                        420       301
         Automobile                                              789       516
         Loans on deposit accounts                               231       294
         Unsecured                                                89        12
         Other                                                   898       274
                                                             -------   -------
                                                               3,612     2,284

      Commercial business loans                                   60        27
                                                             -------   -------

                                                              37,614    31,586
      Less:
         Net deferred loan fees and costs                        (68)      (54)
         Loans in process                                        (23)      (40)
         Allowance for loan losses                              (232)     (218)
                                                             -------   -------

                                                             $37,291   $31,274
                                                             =======   =======

Activity in the allowance for loan losses was as follows:

                                                                1999      1998
                                                             -------   -------

      Beginning balance                                      $   218   $   176
      Charge-offs                                                 --       (18)
      Recoveries                                                  --        --
      Provision for losses                                        14        60
                                                             -------   -------

      Ending balance                                         $   232   $   218
                                                             =======   =======


Nonaccrual loans totaled approximately $337,000 and $328,000 at December 31, 1999 and 1998. Interest not recognized on nonaccrual loans totaled approximately $7,000 and $16,000 for the years then ended December 31, 1999 and 1998. The Bank had no individual loans which were identified by management as impaired or loans past due more than 90 days still accruing interest at December 31, 1999 or 1998 or during the years then ended.

------------------------------------------------------------------------------
                                  (Continued)


                                                                             27.

                         INDIAN VILLAGE BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1999 and 1998
         (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 4 - LOANS (Continued)

A summary of activity on related party loans is as follows:

                                                                 1999
                                                                ------

      Beginning balance                                        $    479
      New loans                                                      67
      Principal repayments                                          (94)
                                                               --------
      Ending balance                                           $    452
                                                               ========

NOTE 5 - ACCRUED INTEREST RECEIVABLE

Year-end accrued interest receivable was as follows:

                                                      1999       1998
                                                      -----      -----

Loans                                                $   208    $   125
Securities                                               258         57
Time deposits                                             --          1
                                                     -------    -------
                                                     $   466    $   183
                                                     =======    =======

NOTE 6 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

                                                      1999       1998
                                                     -------    ------

      Land                                           $   260    $   244
      Buildings and improvements                       1,176        287
      Furniture, fixtures, and equipment                 472        198
      Automobiles                                         17         17
                                                      ------    -------
         Total cost                                    1,925        746
      Accumulated depreciation                          (334)      (299)
                                                      ------    -------

                                                      $1,591    $   447
                                                      ======    =======

--------------------------------------------------------------------------------

                                  (Continued)
28.

                         INDIAN VILLAGE BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1999 and 1998
         (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 7 - DEPOSITS

Year-end deposits consisted of the following:


                                                        1999       1998
                                                       -------    -------

     Non-interest bearing demand deposit accounts      $   241    $    81
     NOW accounts                                        1,246        837
     Money market accounts                               1,576      1,695
     Savings accounts                                    5,206      5,464
     Certificates of deposit                            24,884     22,789
                                                       -------    -------

                                                       $33,153    $30,866
                                                       =======    =======

The aggregate amount of certificates of deposit accounts with balances of $100,000 or more at December 31, 1999 and 1998 was $713,000 and $1,357,000.
Deposits greater than $100,000 are not federally insured.

At December 31, 1999, the scheduled maturities of time deposits were as follows:

                         2000                          $13,574
                         2001                            6,385
                         2002                            2,751
                         2003                            1,130
                         2004                            1,044
                                                       -------

                                                       $24,884
                                                       =======

Directors and officers of the Corporation are customers of the Bank in the ordinary course of business. At December 31, 1999 and 1998, deposits from officers and directors of the Corporation totaled approximately $195,000 and $198,000.


--------------------------------------------------------------------------------

                                  (Continued)
                                                                             29.

                         INDIAN VILLAGE BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1999 and 1998
         (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

Year-end outstanding Federal Home Loan Bank advances are summarized as follows:


                                                                         1999             1998
                                                                        -------          ------
  Short-term FHLB advances                                              $ 2,700          $   --
  4.20% FHLB advance, due December 2003, callable December 1999              --           1,000
  5.60% FHLB advance, due April 2008, callable April 2001                 2,000           2,000
  5.15% FHLB advance, due July 2008, callable July 1999                      --           1,000
  5.93% FHLB advance, due August 2008, callable August 2002               2,000              --
  4.67% FHLB advance, due April 2009, callable April 2000                 1,000              --
  5.44% FHLB advance, due April 2009, callable April 2004                 1,000              --
  5.56% FHLB advance, due August 2009, callable August 2000               5,000              --
  5.64% FHLB advance, due October 2009, callable October 2000             2,500              --
  5.48% FHLB advance, due November 2009, callable May 2000                1,000              --
                                                                        -------          ------

                                                                        $17,200          $4,000
                                                                        =======          ======

As a member of the Federal Home Loan Bank system, the Bank has the ability to obtain borrowings up to a maximum total of 50% of Bank assets subject to the level of qualified, pledgable one- to four-family residential real estate loans and Federal Home Loan Bank stock.

The advances were collateralized by the Bank's Federal Home Loan Bank stock and $25,800,000 and $6,000,000 of first mortgage loans under a blanket lien arrangement at year-end 1999 and 1998.


NOTE 9 - INCOME TAXES

The provision for federal income tax consisted of the following components:


                                                  1999       1998
                                                  -----      -----

     Current tax expense                          $ 162      $ 121
     Deferred tax expense                            19          6
                                                  -----      -----

                                                  $ 181      $ 127
                                                  =====      =====

The difference between the financial statement income tax expense and amounts computed by applying the statutory federal income tax rate of 34.0% to income before income taxes was as follows:

                                                   1999       1998
                                                  ------     ------
     Income taxes computed at the statutory
      tax rate on pretax income                   $ 159      $ 127
     Tax effect of:
       Tax-exempt income                             (4)        (6)
       Nondeductible expenses and other              26          6
                                                  -----      -----

                                                  $ 181      $ 127
                                                  =====      =====

--------------------------------------------------------------------------------

                                  (Continued)
30.

                         INDIAN VILLAGE BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1999 and 1998
         (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 9 - INCOME TAXES (Continued)

The sources of gross deferred tax assets and gross deferred tax liabilities were as follows:

                                                               1999      1998
                                                              -----     -----
     Deferred tax assets:
       Allowance for loan losses                              $  67     $  57
       Nonaccrual loan interest                                   3         6
       Accrued pension                                           25         8
       Additional minimum pension liability                      27        42
       Unrealized loss on securities available for sale         141        --
                                                              -----     -----
          Total deferred tax assets                             263       113
                                                              -----     -----

     Deferred tax liabilities:
       Depreciation                                             (26)      (19)
       FHLB stock dividends                                     (23)       (9)
       Unrealized gain on securities available for sale          --       (26)
       Other                                                     (7)       --
                                                              -----     -----
          Total deferred tax liabilities                        (56)      (54)
                                                              -----     -----

          Net deferred tax asset (liability)                  $ 207     $  59
                                                              =====     =====

The Corporation, in accordance with SFAS No. 109, has not recorded a deferred tax liability of approximately $199,000 related to approximately $584,000 of cumulative special bad debt deductions, included in retained earnings, arising through 1987. If the Bank was liquidated, or would otherwise cease to be in the business of banking, or if tax laws were to change, this amount would be expensed. Under 1996 tax law changes, bad debts are based on actual loss experience and tax bad debt reserves accumulated since 1987 are to be reduced. This requires payment of approximately $35,000 over six years beginning in 1996.




-------------------------------------------------------------------------------

                                  (Continued)

                                                                             31.


                         INDIAN VILLAGE BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1999 and 1998
         (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------


NOTE 10 - PENSION PLAN

Information about the pension plan was as follows:


                                                         1999          1998
                                                        ------        ------
  Change in benefit obligation:
     Beginning benefit obligation                       $ 214         $ 168
     Service cost                                          15            13
     Interest cost                                         14            12
     Actuarial gain                                         9            22
     Benefits paid                                         --            (1)
     Effect of curtailment                                (70)           --
                                                        -----         -----
     Ending benefit obligation                            182           214
                                                        -----         -----

  Change in plan assets, at fair value:
     Beginning plan assets                                 80            48
     Actual return                                          7            22
     Employer contribution                                 23            11
     Benefits paid                                         --            (1)
                                                        -----         -----
     Ending plan assets                                   110            80
                                                        -----         -----

  Funded status                                           (72)         (134)
  Unrecognized net actuarial loss                          79           150
  Unrecognized net asset at date of adoption of
    SFAS No. 87                                            --            44
  Minimum additional pension liability                    (79)         (124)
                                                        -----         -----

  Accrued benefit cost                                  $ (72)        $ (64)
                                                        =====         =====

The components of pension expense and related actuarial assumptions were as follows:

                                                         1999          1998
                                                        -----         -----

  Service cost                                          $  15         $  13
  Interest cost                                            14            12
  Expected return on plan assets                            1             1
  Net amortization and deferral                             1             1
  Recognized net actuarial (gain) loss                      6             7
                                                        -----         -----

     Net                                                $  37         $  34
                                                        =====         =====

  Discount rate on benefit obligation                    6.52%         7.27%
  Long-term expected rate of return on plan assets       3.00          3.00
  Rate of compensation increase                          4.00          4.00


-------------------------------------------------------------------------------

                                  (Continued)

32.

                         INDIAN VILLAGE BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1999 and 1998
         (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 10 - PENSION PLAN (Continued)

During 1999, the Corporation amended its defined benefit pension plan. The amendment specifically froze plan participation. At December 31, 1999, the Corporation was awaiting the receipt of a favorable Internal Revenue Service determination letter stating that termination of the plan would not adversely affect its qualification for Federal tax purposes in order to terminate the plan and settle its obligations by making lump-sum distributions to plan participants. As a result of freezing plan participation, the Corporation accrued $24,000 in pension expense in addition to the $37,000 periodic pension expense. Also, the Corporation recognized a loss of $44,000 in 1999 related to the amendment of the plan consisting of the write-off of the unrecognized net transition obligation.


NOTE 11 - EMPLOYEE STOCK OWNERSHIP PLAN

The Bank has established an employee stock ownership plan ("ESOP") for the benefit of substantially all employees of the Corporation and the Bank. The Corporation intends to request a determination letter from the Internal Revenue Service regarding the qualified status of the ESOP under applicable provisions of the Internal Revenue Code. Although no assurances can be given, the Corporation expects that the ESOP will receive a favorable determination letter.

The ESOP borrowed funds from the Corporation with which to acquire common shares of the Corporation. The loan is secured by the shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Bank's discretionary contributions to the ESOP and earnings on ESOP assets. All dividends on unallocated shares received by the ESOP are used to pay debt service. The shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. As payments are made and the shares are released from the suspense account, such shares will be validly issued, fully paid and nonassessable.

ESOP compensation expense was $13,000 for the year ended December 31, 1999. The ESOP shares as of December 31, 1999 were as follows:


     Shares released for allocation                            1,188
     Unreleased shares                                        34,449
                                                             -------

     Total ESOP shares                                        35,637
                                                             =======

     Fair value of unreleased shares at December 31, 1999    $   402
                                                             =======

The ESOP provides for the repurchase of any stock distributed to a participant at its fair market value. The fair market value of the allocated shares subject to repurchase was approximately $14,000 at December 31, 1999.



------------------------------------------------------------------------------

                                  (Continued)

                                                                             33.

                         INDIAN VILLAGE BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1999 and 1998
         (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 12 - COMMITMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES (Continued)

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of customers. These financial instruments include commitments to make loans. The Corporation's exposure to credit loss in case of nonperformance by the other party to the financial instrument for commitments to make loans is represented by the contractual amount of those instruments. The Corporation follows the same credit policy to make such commitments as is followed for those loans recorded in the financial statements.

As of December 31, 1999, variable rate and fixed rate commitments to make loans or fund outstanding lines of credit amounted to approximately $833,000 and $1,037,000. The interest rates on variable rate commitments ranged from 7.75% to 9.25% and the interest rates on fixed rate commitments ranged from 7.25% to 17.50% at December 31, 1999. As of December 31, 1998, variable rate and fixed rate commitments to make loans or fund outstanding lines of credit amounted to approximately $494,000 and $1,891,000. Since loan commitments may expire without being used, the amounts do not necessarily represent future cash commitments.

The Corporation has entered into employment agreements with two officers of IVB and the Bank. The agreements provide for a term of three years and for extensions for a period of one year on each anniversary date, subject to review and approval of the extensions by disinterested members of the Board of Directors. The employment agreements also provide for a severance payment and other benefits upon involuntary termination of employment in connection with any change in control of IVB and the Bank. A severance package will also be paid on a similar basis in connection with a voluntary termination of employment where, after the change in control, the officer is assigned duties inconsistent with his or her position, duties, responsibilities and status immediately before a change in control. The employment agreements restrict the officers' right to compete against IVB and the Bank for a period of one year from the date of termination of the agreement if the officer voluntarily terminated employment, except upon a change in control.

NOTE 13 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory actions that, if undertaken, could have a direct material affect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about the Bank's components, risk weightings and other factors. At December 31, 1999 and 1998, management believes the Bank complied with all regulatory capital requirements. Based on the computed regulatory capital ratios, the Bank was considered well capitalized under the Federal Deposit Insurance Act at December 31, 1999 and 1998. Management believes no conditions or events have occurred subsequent to last notification that would cause the Bank's capital category to change.



--------------------------------------------------------------------------------
                                  (Continued)
34.

                         INDIAN VILLAGE BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1999 and 1998
         (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 13 - REGULATORY MATTERS (Continued)

Year-end actual capital levels and minimum required levels of the Bank were as follows:


                                                                                                    Minimum
                                                                                                 Required To Be
                                                                   Minimum Required              Well Capitalized
                                                                     For Capital              Under Prompt Corrective
                                                Actual             Adequacy Purposes            Action Regulations
                                          -----------------        -------------------        -----------------------
                                           Amount     Ratio         Amount      Ratio           Amount         Ratio
                                          -------    ------        --------   --------        ----------    ---------
December 31, 1999
Total capital (to risk-weighted assets)    $7,237     25.3%          $2,287     8.0%             $2,859       10.0%
Tier 1 (core) capital (to
  risk-weighted assets)                     7,005     24.5            1,143     4.0               1,715        6.0
Tier 1 (core) capital (to adjusted
  total assets)                             7,005     11.7            2,394     4.0               2,992        5.0
Tangible capital (to adjusted
  total assets)                             7,005     11.7              898     1.5                 N/A

December 31, 1998
Total capital (to risk-weighted assets)    $5,226     25.8%          $1,621     8.0%             $2,026       10.0%
Tier 1 (core) capital (to
  risk-weighted assets)                     5,008     24.7              810     4.0               1,215        6.0
Tier 1 (core) capital (to adjusted
  total assets)                             5,008     12.5            1,597     4.0               1,997        5.0
Tangible capital (to adjusted
  total assets)                             5,008     12.5              599     1.5                 N/A

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair values of financial instruments at year-end were as follows:


                                                                 1999                           1998
                                                                 -----                          -----

                                                        Carrying     Estimated           Carrying    Estimated
                                                          Amount     Fair Value            Amount    Fair Value
                                                          ------     ----------            ------    ----------

Financial assets:
 Cash and cash equivalents                               $  1,340     $  1,340          $    797      $    797
 Time deposits                                                299          299               499           499
 Securities available for sale                             17,074       17,074             6,195         6,195
 Loans, net                                                37,291       36,912            31,274        31,531
 Federal Home Loan Bank stock                                 925          925               407           407
 Accrued interest receivable                                  466          466               183           183

Financial liabilities:
 Demand and savings deposits                               (8,269)      (8,269)           (8,077)       (8,077)
 Certificates of deposit                                  (24,884)     (24,862)          (22,789)      (22,663)
 Federal Home Loan Bank advances                          (17,200)     (15,409)           (4,000)       (4,000)
 Accrued interest payable                                    (107)        (107)              (37)          (37)

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             35.

                         INDIAN VILLAGE BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1999 and 1998
         (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 16-FAIR VALUES OF FINANCIAL INSTRUCTIONS (Continued)

Carrying amount is the estimated fair value for cash and cash equivalents, time deposits, Federal Home Loan Bank stock, accrued interest receivable and payable, demand and savings deposits, and variable rate loans and Federal Home Loan Bank advances that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans and certificates of deposit and for variable rate loans with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. For fixed rate Federal Home Loan Bank advances and for variable rate advances with infrequent repricing or repricing limits, fair value is based on current rates for similar financing. Callable advances whose interest rate is below current market rates are assumed to be called. The estimated fair value for other financial instruments and off-balance-sheet loan commitments approximate cost at December 31, 1999 and 1998 and is not considered significant to this presentation.

NOTE 15 - OTHER COMPREHENSIVE INCOME (LOSS)

The tax effects on the components of other comprehensive income were as follows:

                                                                  1999    1998
                                                                 ------  ------

  Unrealized gains (losses) on securities available for sale:
     Unrealized gains (losses) arising during year               $(162)  $  (6)
     Reclassification adjustment for gains (losses)                 (5)      1
                                                                 -----   -----
     Net unrealized gain (losses)                                 (167)     (5)
  Additional minimum pension liability                              --       9
                                                                 -----   -----

  Other comprehensive income (loss)                              $(167)  $   4
                                                                 =====   =====

NOTE 16 - EARNINGS PER SHARE

The factors used in the earnings per share computation are as follows:


                                                                         1999
                                                                        -----
  Basic earnings per common share
     Net income for the period beginning July 1, 1999,
      the effective date of the conversion, through December 31, 1999    $  127
                                                                       ========

     Weighted average common shares issued                              445,583
     Less: Average unallocated ESOP shares                              (35,340)
                                                                       --------
     Weighted average shares outstanding                                410,243
                                                                       ========

     Basic earnings per common share                                   $   0.31
                                                                       ========


--------------------------------------------------------------------------------

                                  (Continued)
36.

                         INDIAN VILLAGE BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1999 and 1998
         (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Indian Village Bancorp, Inc. as of December 31, 1999, and for the period beginning July 1, 1999, the effective date of the conversion, through December 31, 1999 is as follows:

                            CONDENSED BALANCE SHEET
                               December 31, 1999

                                                                  1999
                                                                  ----
  Assets
     Cash and cash equivalents                                   $1,702
     Investment in subsidiary                                     6,732
     Loans receivable                                               350
                                                                 ------

     Total assets                                                $8,784
                                                                 ======

   Liabilities
     Other liabilities                                           $   35

  Shareholders' equity                                            8,749
                                                                 ------

     Total liabilities and shareholders' equity                  $8,784
                                                                 ======


                         CONDENSED STATEMENT OF INCOME
                        July 1, 1999 - December 31, 1999


                                                                   1999
                                                                   -----


  Interest on loans                                              $   14
  Operating expenses                                                  9
                                                                  -----
  Income before income taxes and equity in
    undistributed earnings of subsidiary                              5
  Income tax expense                                                 --
                                                                  -----
  Income before equity in undistributed
    earnings of subsidiary                                            5
  Equity in undistributed earnings of subsidiary                    122
                                                                  -----

  Net income                                                     $  127
                                                                  =====

-------------------------------------------------------------------------------

                                  (Continued)

                                                                             37.

                         INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENT
                          December 31, 1999 and 1998
         (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

                       CONDENSED STATEMENT OF CASH FLOWS
                        July 1, 1999 - December 31, 1999



                                                                          1999
                                                                          ----
  Cash flows from operating activities
  Net income                                                            $   127
  Adjustments to reconcile net income to cash provided by operations:
     Equity in undistributed income of subsidiary                          (122)
     Net change in other liabilities                                         35
                                                                         ------
       Net cash from operating activities                                    40

  Cash flows from investing activities
  Purchase of stock in Indian Village Community Bank                     (2,012)
  Loan to ESOP                                                             (356)
  Proceeds from loan principal repayments                                     6
                                                                        -------
    Net cash from investing activities                                   (2,362)


  Cash flows from financing activities
  Proceeds from issuance of common shares, net of conversion costs        4,024
                                                                        -------

  Net change in cash and cash equivalents                                 1,702
  Cash and cash equivalents at beginning of period                           --
                                                                        -------

  Cash and cash equivalents at end of year                              $ 1,702
                                                                        =======


--------------------------------------------------------------------------------

38.

                          INDIAN VILLAGE BANCORP, INC.
                            SHAREHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 1:00 p.m., Eastern Time on May 3, 2000 at the branch office of the Bank at 635 West High Avenue, New Philadelphia, Ohio.


STOCK LISTING

Indian Village Bancorp, Inc. common stock trades infrequently and is not traded on any established securities market, although the stock is listed on the Over-The-Counter Bulletin Board under the symbol "IDVB". In the past, parties interested in buying and selling the Corporation's stock have generally been referred to Sweney Cartwright & Co.


PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The high and low daily closing prices of the common shares of the Corporation for each quarter since the common shares began trading on July 1, 1999, as reported by Sweney Cartwright & Co., and cash dividends paid by quarter were as follows:

                                                          CASH
1999                                 HIGH      LOW      DIVIDENDS
----
Quarter ended September 30, 1999    $11.750   $10.375     $  --
Quarter ended December 31, 1999      12.250    11.000     $  --

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices which have been reported. Because of the lack of an established market for the Corporation's stock, these prices reflect inter-dealer prices with retail mark-up, mark-down or commission and may not reflect the prices at which the stock would trade in an active market or actual transactions.

At February 29, 2000, there were 445,583 common shares of Indian Village Bancorp, Inc. issued and outstanding (including unallocated ESOP shares) and there were 324 holders of record.

The Corporation's ability to pay dividends depends primarily on the ability of Indian Village Community Bank to pay dividends to Indian Village Bancorp, Inc. See Note 2 to Notes to Consolidated Financial Statements for a discussion of the restrictions on the ability of Indian Village Community Bank to pay dividends.


SHAREHOLDER AND GENERAL INQUIRIES             TRANSFER AGENT

Marty R. Lindon, President and
Chief Executive Officer                       Fifth Third Bank
Indian Village Bancorp, Inc.                  38 Fountain Square Plaza
100 South Walnut Street                       Mail Drop 1090D2
Gnadenhutten, Ohio 44629                      Cincinnati, Ohio 45263
(740) 254-4313                                (800) 837-2755

ANNUAL REPORT ON FORM 10-KSB

A copy of Indian Village Bancorp, Inc.'s Annual Report on Form 10-KSB for the year ended December 31, 1999, as filed with the Securities and Exchange Commission, may be obtained without charge by submitting a written request to Lori S. Frantz, Chief Financial Officer, Indian Village Bancorp, Inc., 100 South Walnut Street, Gnadenhutten, Ohio 44629.


-------------------------------------------------------------------------------

                                                                           39.

                         INDIAN VILLAGE BANCORP, INC.
                             CORPORATE INFORMATION

CORPORATION AND BANK LOCATIONS

Corporate and Main Office
-------------------------
100 South Walnut Street      Telephone:  (740) 254-4313
Gnadenhutten, Ohio 44629     Fax:        (740) 254-9555

Branch Office
-------------
635 West High Avenue         Telephone:  (330) 308-4867
New Philadelphia, Ohio       Fax:        (330) 308-9242

DIRECTORS OF THE CORPORATION AND THE BANK

Rebecca S. Mastin (Chairperson of the Board)                  Vernon E. Mishler
     Owner of Wendy's restaurant franchises                            Retired Ohio State Auditor and public accountant

John A. Beitzel                                               Joanne Limbach
     Retired as the elected Tuscarawas County Auditor                  President of Limbach, Nolan and Dantonio, Inc., a state
                                                                       and local tax consulting firm

Marty R. Lindon                                                Cindy S. Knisely
     President and Chief Executive Officer of Indian                   President of Kinsely & Associates Accounting and
     Village Community Bank                                            Financial Services, Inc., a certified public accounting
                                                                       firm
Michael A. Cochran
     Attorney in private practice and Assistant
     Prosecuting Attorney for Tuscarawas County

OFFICERS OF THE CORPORATION AND THE BANK

Rebecca S. Mastin, Chairperson of the Board
Marty R. Lindon, President and Chief Executive Officer
Michael A. Cochran, Corporate Secretary
Lori S. Frantz, Vice President, Treasurer and
  Chief Financial Officer
Martin L. Merryman, Vice President

SPECIAL CORPORATE COUNSEL                       INDEPENDENT AUDITORS

Muldoon, Murphy & Faucette LLP                  Crowe, Chizek and Company LLP
5101 Wisconsin Avenue, N.W.                     One Columbus
Washington, D.C. 20016                          10 West Broad Street
                                                Columbus, OH 43215



-------------------------------------------------------------------------------

40.