Form 10KSB40, Exhibit 13
period 2001-06-30
INDIAN VILLAGE BANCORP INC
filed 2001-09-28
CIK 1081338

                                                                      Exhibit 13











                          INDIAN VILLAGE BANCORP, INC.

                       2001 ANNUAL REPORT TO SHAREHOLDERS


                                    CONTENTS

LETTER TO SHAREHOLDERS ............................................................................         2

BUSINESS OF INDIAN VILLAGE BANCORP, INC............................................................         3

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND
  OTHER DATA.......................................................................................         4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS..............................................................         6

REPORT OF INDEPENDENT AUDITORS ....................................................................        15

CONSOLIDATED FINANCIAL STATEMENTS

      CONSOLIDATED BALANCE SHEETS .................................................................        16

      CONSOLIDATED STATEMENTS OF INCOME ...........................................................        17

      CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS).......................................        18

      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY .............................................        19

      CONSOLIDATED STATEMENTS OF CASH FLOWS .......................................................        21

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ..................................................        22

ANNUAL MEETING.....................................................................................        38

STOCK LISTING......................................................................................        38

PRICE RANGE OF COMMON STOCK AND DIVIDENDS..........................................................        38

SHAREHOLDER AND GENERAL INQUIRES...................................................................        38

TRANSFER AGENT.....................................................................................        38

ANNUAL REPORT ON FORM 10-KSB.......................................................................        38

CORPORATE INFORMATION..............................................................................        39

--------------------------------------------------------------------------------


                                                                              1.

Dear Shareholders:

On behalf of our Directors, Officers and employees, it is with a great deal of pleasure to present to you the Indian Village Bancorp, Inc. 2001 annual report to shareholders. This past year was a year of steady growth and growing pains primarily resulting from the opening of our first branch located in New Philadelphia. We ended the 2001 fiscal year with total assets of $74.2 million compared to $65.7 million for the 2000 fiscal year end. Also during the past year, we increased the total number of accounts serviced by over 20%. This increase is primarily due to the addition of our New Philadelphia branch. We are very happy to report that our earnings per share for fiscal year 2001 were $0.90 per share, an increase of 42.9% from fiscal year 2000.

The mission of Indian Village Bancorp is to operate as an independent community bank holding company that exceeds the expectations of shareholders, customers, and the communities we serve. This mission is based upon:

- Our belief that shareholders will realize a greater return on their investment
- Residents of our market area are better served by a local independent bank
- Our employees have more opportunities to achieve their goals within an independent bank

Our Goal is to generate a reasonable return to shareholders. The measure of success is maximizing the return on equity over the long-term rather than the short term. Our principal focus in fiscal year 2002 will be to maintain steady asset growth and to create a strong customer base in order to enhance future growth.

Our management and Board of Directors are dedicated to enhancing shareholder value, meeting the needs of our customers and to providing a challenging and rewarding work environment for our employees. We realize that in this world of mega banks and varied financial service providers that the key to our success as a community bank is the personalized service that we can and do provide for our customers on a day-to-day basis. Our success as a community bank is made possible by our dedicated staff as well as our commitment to participate in and support community events.

Thank you for your support and investment in Indian Village Bancorp.

Sincerely,



Marty R. Lindon
President and CEO





--------------------------------------------------------------------------------


2.

BUSINESS OF INDIAN VILLAGE BANCORP, INC.

Indian Village Bancorp, Inc. ("IVB"), a unitary thrift holding company incorporated under the laws of the Commonwealth of Pennsylvania, owns all of the issued and outstanding common shares of Indian Village Community Bank ("Bank"), a state chartered stock savings bank, together referred to as the Corporation. IVB's activities have been limited primarily to holding the common shares of the Bank.

Serving the Tuscarawas County, Ohio area, the Bank conducts business from its main office at 100 South Walnut Street, Gnadenhutten, Ohio and a full-service branch office at 635 West High Avenue, New Philadelphia, Ohio. The Bank's principal business is attracting deposits from the general public and originating loans secured by first mortgages on one- to four-family residential real estate properties located in its primary market area. The Bank also originates a limited number of loans for the construction of one- to four-family residences and permanent mortgage loans secured by multi-family and nonresidential real estate in its primary market area. In addition to real estate lending, the Bank originates commercial loans and various types of consumer credits, including home equity loans and lines of credit, home improvement loans, motor vehicle loans, loans secured by savings accounts, unsecured loans and other loans. For liquidity and interest rate management purposes, the Bank invests in interest-bearing deposits in other financial institutions, U.S. Agency securities, mortgage-backed securities, municipal securities, and other investments permitted by applicable law. Funds for lending and other investment activities are obtained primarily from savings deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), principal repayments on loans, sales and maturities of securities and borrowings from the Federal Home Loan Bank ("FHLB").

As a savings and loan holding company, IVB is subject to regulation, examination and oversight by the Office of Thrift Supervision of the United States Department of the Treasury ("OTS"). As a state chartered stock savings bank, the Bank is subject to regulation, examination and oversight by the State of Ohio and the FDIC. The bank is also a member of the FHLB of Cincinnati.



--------------------------------------------------------------------------------


                                                                              3.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding the Corporation at the dates and for the periods indicated. Because the conversion was completed on July 1, 1999, information for the 1998 fiscal year end is for the Bank.

Selected Financial Condition                                      At June 30,                 At December 31,
----------------------------                            ----------------------------   ----------------------------
  and Other Data:                                           2001            2000            1999           1998
  --------------                                        -------------    -----------   ------------    ------------
                                                                           (Dollars in thousands)
Total amount of:
     Assets                                             $      74,217   $     65,644   $     59,362    $     40,024
     Cash and cash equivalents                                  3,499          1,087          1,340             797
     Loans, net (1)                                            48,289         40,799         37,291          31,274
     Securities available for sale                             17,014         20,061         17,074           6,195
     Deposits                                                  44,617         36,586         33,153          30,866
     Federal Home Loan Bank advances                           21,200         20,250         17,200           4,000
     Shareholders' equity (2)                                   8,127          8,657          8,749           5,102
     Real estate owned, net                                        70            118            118             122
     Nonperforming assets and
       troubled debt restructurings                             1,013            445            468             473
Number of full-service offices                                      2              2              2               1


Selected Operations Data:
------------------------                                                Six months
                                                         Year ended        ended       Year ended
                                                           June 30,       June 30,             December 31,
                                                                                       ----------------------------
                                                            2001            2000            1999           1998
                                                        -------------   ------------   ------------    ------------
                                                              (Dollars in thousands, except per share amounts)
Interest income                                         $       5,079   $      2,340   $      3,612    $      3,020
Interest expense                                                3,378          1,397          1,974           1,666
                                                        -------------   ------------   ------------    ------------
Net interest income                                             1,701            943          1,638           1,354
Provision for loan losses                                          32              5             14              60
                                                        -------------   ------------   ------------    ------------
Net interest income after
  provision for loan losses                                     1,669            938          1,624           1,294
Noninterest income                                                283             28             42              29
Noninterest expense                                             1,552            828          1,197             950
                                                        -------------   ------------   ------------    ------------
Income before income taxes                                        400            138            469             373
Income tax expense                                                 62              7            181             127
                                                        -------------   ------------   ------------    ------------
Net income                                              $         338   $        131   $        288    $        246
                                                        =============   ============   ============    ============

Basic earnings per share (3)                            $         .90   $        .32   $        .31
                                                        =============   ============   ============
Diluted earnings per share (3)                          $         .90   $        .32   $        .31
                                                        =============   ============   ============
Dividends per share (3)                                 $        2.28   $       .065   $         --
                                                        =============   ============   ============





--------------------------------------------------------------------------------


4.


Selected Financial Ratios and
-----------------------------
  Other Data:                                                          At or for the
  ----------                                                             six months
                                                         At or for the     ended
                                                          year ended    December 31,    At or for the year ended
                                                           June 30,       June 30,     ----------------------------
                                                             2001           2000            1999           1998
                                                        -------------   ------------   ------------    ------------
                                                                           (Dollars in thousands)

Performance Ratios:
     Return on assets (ratio of net
       income to average total assets)                       0.48%           0.42%           0.60%         0.64%
     Return on equity (ratio of net
       income to average equity) (2)                         4.15            3.00            4.18          4.87
     Interest rate spread (4)                                2.15            2.61            2.96          3.09
     Net interest margin (5)                                 2.66            3.23            3.56          3.68
     Noninterest expense to average assets                   2.21            2.64            2.50          2.48
     Efficiency ratio (6)                                   78.23           85.27           71.25         68.69
     Net interest income after provision for
       loan losses to noninterest expense                  107.54          113.29          135.67        136.21
     Ratio of average interest-earning assets to
       average interest-bearing liabilities                110.24          112.50          113.85        113.04

Capital Ratios:
     Average equity to average
       assets (2)                                           11.58%          13.93%          14.41%        13.20%
     Shareholders' equity to total
       assets at end of period (2)                          10.95           13.19           14.74         12.75

Asset Quality Ratios and Other Data:
     Nonperforming assets to average assets (7)1.44%         0.71%           0.98%           1.24%
     Nonperforming assets to total assets
       at end of period (7)                                  1.36            0.68            0.79          1.18
     Nonperforming loans to gross loans (8)                  1.94            0.79            0.90          1.04
     Allowance for loan losses to gross loans (8)            0.52            0.58            0.62          0.69
     Allowance for loan losses to
       nonperforming loans                                  26.83           72.48           68.84         66.46
     Net charge-offs to average loans                        0.04               --             --          0.06
     Nonperforming loans                               $      943        $     327      $     337      $    328
     Nonperforming assets                                   1,013              445            468           473

----------------------------

(1) Loans are shown net of net deferred loan fees and costs, loans in process and the allowance for loan losses.
(2) Consists solely of retained earnings and accumulated other comprehensive income at December 31, 1998.
(3) Earnings and dividends per share are not applicable for the year ended December 31, 1998. Earnings per share for 1999 was computed based on net income of the Corporation since its stock issuance on July 1, 1999. The dividends for 2001 include a $2.00 special distribution.
(4) The interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(5) The net interest margin represents net interest income as a percent of average interest-earning assets.
(6) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.
(7) Nonperforming assets consist of nonperforming loans and foreclosed assets. Nonperforming loans consist of all accruing loans 90 days or more past due and all nonaccrual loans.
(8)      Gross loans are stated at the unpaid principal balances.


--------------------------------------------------------------------------------


                                                                              5.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS

GENERAL

The following is management's analysis of the Corporation's consolidated financial condition and consolidated results of operations as of and for the year ended June 30, 2001, compared to the six months ended June 30, 2000 and the year ended December 31, 1999. This discussion is designed to provide a more comprehensive review of the operating results and financial position than could be obtained from an examination of the consolidated financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

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

On May 18, 2000, the Corporation changed its fiscal year end from December 31 to June 30, effective June 30, 2000. For purposes of comparing the results of operations for the year ended June 30, 2001 and the six months ended June 30, 2000, the audited consolidated income data for the six months ended June 30, 2000 has been annualized by doubling the amounts. Management of the Corporation believes that the annualized income data for the six months ended June 30, 2000 provides a reasonable basis for comparison and is representative, in all material respects, of a twelve month period had the same conditions existed throughout the period.

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


--------------------------------------------------------------------------------


6.

FINANCIAL CONDITION

Total assets at June 30, 2001 were $74.2 million compared to $65.6 million at June 30, 2000, an increase of $8.6 million, or 13.1%. The increase in total assets was primarily due to an increase in loans of $7.5 million, an increase in interest-bearing deposits in other banks of $2.2 million and an increase in bank-owned life insurance of $2.0 million, which was partially offset by a decrease in securities available for sale of $3.0 million. The increase in assets was funded primarily by an increase in deposits. The increase in loans consisted primarily of an increase in one- to four-family residential real estate loans of $4.1 million, as well as increases in consumer and commercial loans of $1.7 million and $1.2 million, respectively. These increases are reflective of a stable local economy and the Bank's strong promotion of consumer loans. The increase in interest-bearing deposits in other banks was primarily due to an increase in overnight funds which are expected to be used to fund future loan growth. The increase in bank-owned life insurance was attributed to the purchase of life insurance in 2001.

The $1.7 million, or 33.3%, increase in the consumer loan portfolio between June 30, 2000 and June 30, 2001 consisted primarily of increases in home equity loans and lines of credit of $487,000, automobile loans of $448,000 and home improvement loans of $387,000. Consumer loans represented 14.1% and 12.5% of gross loans at June 30, 2001 and June 30, 2000, respectively.

Total deposits were $44.6 million on June 30, 2001 compared to $36.6 million at June 30, 2000, an increase of $8.0 million, or 21.9%. The increase in total deposits is primarily the result of increases in certificates of deposits totaling $5.0 million and an increase in money market accounts of $2.4 million. Management attributes the increase in overall deposits to aggressive pricing in our market area. Almost all certificates of deposit mature in less than three years with the majority maturing in the next year.

As a secondary source of liquidity, the Corporation obtains borrowings from the FHLB of Cincinnati, from which it held advances totaling $21.2 million at June 30, 2001 and $20.3 million at June 30, 2000. Due to continued loan demand and in order to better leverage the Corporation's capital, the Corporation used these funds to originate mortgage loans, as well as to provide for short-term liquidity needs. FHLB advances at June 30, 2001 consisted of $1.0 million in long-term variable-rate advances, $9.7 million in long-term fixed-rate advances and $10.5 million in long-term convertible fixed-rate advances. The long-term convertible advances have specified conversion dates ranging from one to five years at which the advances may be converted to a variable rate at the option of the FHLB. Additional advances may be obtained from the FHLB to fund future loan growth and liquidity as needed.

Nonperforming assets at June 30, 2001 consisted of $70,000 in real estate owned and $943,000 of nonaccrual loans compared to $118,000 in real estate owned and $327,000 of nonaccrual loans at June 30, 2000. The increase in nonperforming assets was primarily the result of one borrower's loans becoming over 90 days past due. The borrower had total loans classified as nonperforming of $618,000 at June 30, 2001. The Corporation is taking action against this particular borrower and has included the relationship in its analysis of the allowance for loan losses.

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




--------------------------------------------------------------------------------


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

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 2001, THE SIX MONTHS ENDED JUNE 30, 2000 AND THE YEAR ENDED DECEMBER 31, 1999

NET INCOME. Net income was $338,000 for the year ended June 30, 2001, compared to $131,000, or $262,000 annualized, for the six months ended June 30, 2000, and $288,000 for the year ended December 31, 1999. The increase in net income for year ended June 30, 2001 over the prior periods was primarily the result of an increase in noninterest income partially offset by a continued decrease net interest margin.

NET INTEREST INCOME. Net interest income totaled $1.7 million for the year ended June 30, 2001, as compared to $943,000, or $1.9 million annualized, for the six months ended June 30, 2000, and $1.6 million for the year ended December 31, 1999, representing a decrease of $185,000, or 9.8%, over the 2000 period and an increase of $63,000, or 3.8%, over the 1999 period. The change in net interest income between 2001 and 2000 is attributable to a decrease in the interest rate spread combined with a decrease in average net earning assets. The increase in net interest income between 2001 and 1999 is attributable to an increase in average net earning assets partially offset by a decrease in the interest rate spread.

Interest and fees on loans increased approximately $442,000, or 13.8%, from $3.2 million annualized for the six months ended June 30, 2000 to $3.6 million for the year ended June 30, 2001. Interest and fees on loans totaled $2.9 million for the year ended December 31, 1999. The increase in interest income over the prior periods was due to a higher average balance of loans partially offset by a decrease in the yield earned as the result of declining interest rates during the second half of fiscal 2001.

Interest earned on securities totaled $1.4 million for the year ended June 30, 2001, as compared to $719,000, or $1.4 million annualized, for the six months ended June 30, 2000, and $697,000 for the year ended December 31, 1999. The increase in 2001 and 2000 over the 1999 period was a result of a higher average balance of securities combined with an increased yield earned in 2000 and partially offset with a decrease yield earned in 2001.

Interest on interest-bearing deposits and overnight deposits remained relatively stable at $54,000 for the year ended June 30, 2001, compared to $36,000 annualized for the six months ended June 30, 2000, and $62,000 for the year ended December 31, 2001.

Interest paid on deposits increased $446,000 for the year ended June 30, 2001, compared to the annualized six months ended June 30, 2000, and $667,000 compared to the year ended December 31, 1999. The increase was the result of a higher average balance of deposits and an increase in the cost of funds in all periods.

Interest on FHLB advances totaled $1.3 million for the year ended June 30, 2001, compared to $562,000, or $1.1 million annualized, for the six months ended June 30, 2000, and $525,000 for the year ended December 31, 1999. The increase was the result of a higher average balance of borrowings combined with an increase in the cost of funds. The additional borrowings were used to provide funding for loan demand and to better leverage the Corporation's capital.


--------------------------------------------------------------------------------


8.

PROVISION FOR LOAN LOSSES. The Corporation maintains an allowance for loan losses in an amount that, in management's judgement, is adequate to absorb probable losses inherent in the loan portfolio. While management utilizes its best judgement and information available, the ultimate adequacy of the allowance depends on a variety of factors, including past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb probable losses inherent in the loan portfolio.

The provision for loan losses for the year ended June 30, 2001 totaled $32,000 compared to $5,000, or $10,000 annualized, for the six months ended June 30, 2000, and $14,000 for the year ended December 31, 1999. The increase in the provision for the year ended June 30, 2001 was primarily due to continued growth in the loan portfolio as well as an increase in net charge-offs and nonperforming loans. The corporation experienced net charge-offs of $16,000 during the year ended June 30, 2001. The corporation did not experience any net charge-offs during the six months ended June 30, 2000, or the year ended December 31, 1999. The Corporation's low charge-off history is the product of a variety of factors, including the Corporation's underwriting guidelines, which generally require loan-to-value or projected completed value ratio of 80% for the purchase or construction of one- to four-family residential properties and 75% for commercial real estate and land loans, established income information and defined ratios of debt to income. Despite this history, the corporation cannot give any assurances as to the level of future charge-offs. The allowance for loan losses totaled $253,000, or 0.52% of gross loans, at June 30, 2001, compared with $237,000, or 0.58% of gross loans, at June 30, 2000, and $232,000, or 0.62% of gross loans, at December 31, 1999.

NONINTEREST INCOME. Noninterest income includes service charges and other fees, net gains on sales of securities available for sale and other income. For the year ended June 30, 2001, noninterest income totaled $283,000 compared to $28,000, or $56,000 annualized, for the six months ended June 30, 2000, and $42,000 for the year ended December 31, 1999. During the 2001 period, the Corporation experienced an increase of $147,000 in net gains on sales of securities available for sale, $41,000 on service charges and other fees and $39,000 in other income compared to the annualized six months ended June 30, 2000. Changes in noninterest income for the 2001 period compared to the 1999 period were similar to those of the 2001 period compared to the 2000 period. Management attributes the increase in net gains on sales of securities available for sale to the interest rate environment experienced during fiscal 2001 and does not consider such gains as a recurring source of income. The increase in other income during the 2001 period was attributable to an increase in cash surrender value of life insurance related to the Bank's investment in life insurance during fiscal 2001.

NONINTEREST EXPENSE. Noninterest expense decreased $143,000 from the annualized six months ended June 30, 2000 compared to the year ended June 30, 2001. Noninterest income increased $355,000 during the 2001 period compared to the 1999 period. The increase in noninterest expense during the 2001 and 2000 periods compared to the 1999 period were primarily in occupancy, furniture and fixtures expense, data processing expense and other expense which were the result of the first full year of operation of the new branch office which opened in November 1999. The decrease in noninterest expense in the 2001 period as compared to the annualized 2000 period is attributed to the pension termination loss that was recognized in the 2000 period as well as management's continued efforts to control overhead expense.

INCOME TAX EXPENSE. The volatility of income tax expense is primarily attributable to the change in income before income taxes. The provision for income taxes totaled $62,000 for the year ended June 30, 2001 compared to $14,000 annualized for the six months ended June 30, 2000, and $181,000 for the year ended December 31, 1999. The increase in the provision for income taxes experienced in the 2001 period compared to the 2000 period was the result of an increase in income before taxes combined with the impact of terminating the Corporation's pension plan. The decrease in the provision for income taxes experienced in the 2001 and 2000 periods compared to the 1999 period was the result of an increase in non-taxable interest income earned partially offset by an increase in income before income taxes.



--------------------------------------------------------------------------------


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

                                          Year ended               Six months ended               Year ended
                                         June 30, 2001               June 30, 2000             December 31, 1999
                                ---------------------------- --------------------------- --------------------------
                                  Average Interest Average    Average  Interest  Average   Average  Interest Average
                                outstanding earned/ yield/  outstanding earned/  yield/  outstanding earned/ yield/
                                  balance    paid    rate     balance    paid     rate     balance    paid    rate
                                  -------    ----    ----     -------    ----     ----     -------    ----    ----
                                                               (Dollars in thousands)
Interest-earning assets:
   Loans(1)                     $  44,887  $ 3,648    8.13%  $  39,455  $1,603     8.17% $  34,895  $ 2,853    8.18%
   Investment securities(2):
     Taxable                       18,230    1,241    6.85      17,689     673     7.47      9,701      688    7.09
     Non-taxable(3)                 2,576      206    8.04       1,678      70     8.44        141       14    9.93
   Interest-bearing deposits and
     federal funds sold               971       54    5.56       1,034      18     3.50      1,437       62    4.31
                                ---------  -------           ---------  ------           ---------  -------
     Total interest-earning
       assets                      66,664   5,149     7.74      59,856   2,364     7.89     46,174    3,617    7.83
                                           -------                      ------                      -------
Noninterest-earning assets          3,640                        2,889                       1,615
                                ---------                    ---------                   ---------
     Total assets               $  70,304                    $  62,745                   $  47,789
                                =========                    =========                   =========

Interest-bearing liabilities:
   Demand deposits              $   1,696       43    2.54   $   1,316      17     2.60  $   1,028       19    1.85
   Savings accounts                 5,020      151    3.01       5,301      79     3.00      5,676      161    2.84
   Money market accounts            2,857      122    4.27       1,677      30     3.60      1,589       52    3.27
   Certificates of deposit         29,637    1,800    6.07      25,495     709     5.59     22,585    1,217    5.39
                                ---------  -------           ---------  ------           ---------  -------
     Total deposits                39,210    2,116    5.40      33,789     835     4.97     30,878    1,449    4.69
   FHLB advances                   21,260    1,262    5.94      19,417     562     5.82      9,678      525    5.42
                                ---------  -------           ---------  ------           ---------  -------
     Total interest-bearing
       liabilities                 60,470    3,378    5.59      53,206   1,397     5.28     40,556    1,974    4.87
                                           -------                      ------                      -------
Noninterest-bearing liabilities     1,695                          799                         348
                                ---------                    ---------                   ---------
     Total liabilities             62,165                       54,005                      40,904
Equity                              8,139                        8,740                       6,885
                                ---------                    ---------                   ---------
     Total liabilities and
       equity                   $  70,304                    $  62,745                   $  47,789
                                =========                    =========                   =========

Net interest income;
  interest-rate spread(4)                  $ 1,771    2.15%             $  967     2.61%            $ 1,643    2.96%
                                           =======    ====              ======     ====             =======    ====

Net earning assets              $   3,548                    $   6,650                   $   5,618
                                =========                    =========                   =========

Net interest margin(5)                                2.66%                        3.23%                       3.56%
                                                      ====                         ====                        ====

Average interest-earning assets to
  interest-bearing liabilities                      110.24%                      112.50%                     113.85%
                                                    ======                       ======                      ======

---------------
(1) Net of deferred loan fees and costs and loans in process and includes nonperforming loans.
(2) Average balance includes unrealized gains and losses. Yield is based on amortized cost.
(3) Average yield for municipal securities are presented on a tax equivalent basis based on an assumed tax rate of 34%.
(4) Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income divided by average interest-earning assets.


--------------------------------------------------------------------------------


10.

RATE/VOLUME ANALYSIS

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Corporation's interest income and expense for the periods presented. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (multiplied by prior year rate), (2) changes in rate (multiplied by prior year volume) and (3) total changes in rate and volume (the sum of the prior columns). The combined effects of changes in both volume and rate, that are not separately identified, have been allocated proportionately to the change due to volume and the change due to rate:

                                                      Year ended June 30, 2001          Year ended June 30, 2001
                                                     compared to annualized six          compared to year ended
                                                     months ended June 30, 2000             December 31, 1999
                                                   -------------------------------   ------------------------------
                                                          Increase                         Increase
                                                         (decrease)                       (decrease)
                                                           due to                           due to
                                                    ------------------                -----------------
                                                     Volume      Rate       Total      Volume     Rate       Total
                                                     ------      ----       -----      ------     ----       -----
                                                                                             (In thousands)
Interest income attributable to:
     Loans                                          $    441   $      1   $    442   $    812   $    (17)  $    795
     Investment securities:
         Taxable                                          (1)      (104)      (105)       577        (24)       553
         Non-taxable (1)                                  72         (6)        66        195         (3)       192
     Interest-bearing deposits and
       federal funds sold                                 (2)        20         18        (23)        15         (8)
                                                    --------   --------   --------   --------   --------   --------

         Total interest-earning assets              $    510   $    (89)  $    421   $  1,561   $    (29)     1,532
                                                    ========   ========   ========   ========   ========   --------

Interest expense attributable to:
     Demand deposits                                $     10   $     (1)  $      9   $     15   $      9   $     24
     Savings accounts                                     (8)         1         (7)       (19)         9        (10)
     Money market accounts                                49         13         62         51         19         70
     Certificates of deposit                             244        138        382        414        169        583
     FHLB advances                                       109         29        138        683         54        737
                                                    --------   --------   --------   --------   --------   --------

         Total interest-bearing liabilities         $    404   $    180   $    584   $  1,144   $    260      1,404
                                                    ========   ========   --------   ========   ========   --------

Net interest income                                                       $   (163)                        $    128
                                                                          ========                         ========

----------------

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


--------------------------------------------------------------------------------


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

At June 30, 2001, 2% of the present value of the Bank's assets was $1.5 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $2.6 million at June 30, 2001, the Bank would have been required to deduct approximately $561,000 (50% of the approximate $1.1 million difference) from its capital in determining whether the Bank met its risk-based capital requirement. Regardless of such reduction, however, the Bank's risk-based capital at June 30, 2001, would still have exceeded the regulatory requirement by approximately $3.7 million.

Presented below, as of June 30, 2001, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. As illustrated in the table, the Bank's NPV is more sensitive to an increasing interest rate environment. The result principally occurs because, as rates rise, borrowers do not prepay adjustable-rate loans which reprice less frequently than on an annual basis, adjustable-rate loans with interest rate adjustment caps and fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest-rate environment, the amount of interest the Bank would receive on its loans would increase relatively slowly as loans are repaid and new loans are made at higher rates. However, the interest the Bank would pay on its deposit products would increase more rapidly because the deposit portfolio generally has shorter periods to repricing.

                                                                                           NPV as % of
                                                                                         Portfolio Value
                                       Net Portfolio Value                                  Of Assets
                      -------------------------------------------------------   ----------------------------------
       Change                                                                                         Basis Point
      in Rates            $ Amount           $ Change           % Change           NPV Ratio            Change
      --------            --------           --------           --------           ---------            ------
                                               (Dollars in thousands)

        300                  $4,583         $(4,299)              (48)%                6.58%             (505) bp
        200                   6,234          (2,648)              (30)                 8.66              (297)
        100                   7,646          (1,236)              (14)                10.30              (133)
       Static                 8,882              --                 --                11.63                --
       (100)                  9,513             631                (7)                12.18                55
       (200)                  9,837             955               (11)                12.33                70
       (300)                  9,444             562                (6)                11.66                 3


--------------------------------------------------------------------------------


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

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the year ended June 30, 2001, the six months ended June 30, 2000, and the year ended December 31, 1999.

                                                                                       Six Months
                                                                     Year Ended           Ended         Year Ended
                                                                      June 30,          June 30,        December 31,
                                                                        2001              2000             1999
                                                                   -------------     ------------      ------------
                                                                                     (In thousands)

Net income                                                         $         338     $        131      $        288
Adjustments to reconcile net income to
  net cash from operating activities                                        (156)             (40)              (83)
                                                                   -------------     ------------      ------------
Net cash from operating activities                                           182               91               205
Net cash from investing activities                                        (5,557)          (6,528)          (18,817)
Net cash from financing activities                                         7,787            6,184            19,155
                                                                   -------------     ------------      ------------
Net change in cash and cash equivalents                                    2,412             (253)              543
Cash and cash equivalents at beginning of period                           1,087            1,340               797
                                                                   -------------     ------------      ------------
Cash and cash equivalents at end of period                         $       3,499     $      1,087      $      1,340
                                                                   =============     ============      ============

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

The Bank is required by regulations to meet certain minimum capital requirements. Current capital requirements call for tangible capital of 1.5% of adjusted total assets, core capital (which, for the Bank, consists solely of tangible capital) of 3.0% to 4.0% of adjusted total assets (depending on the Bank's examination rating) and risk-based capital (which, for the Bank, consists of core capital and general valuation allowances) of 8.0% of risk-weighted assets (assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk).


--------------------------------------------------------------------------------


                                                                             13.

The following table summarizes regulatory capital requirements and the Bank's actual capital at June 30, 2001.

                                                                                 Excess of Actual
                                                                               Capital Over Current
                              Actual Capital          Current Requirement            Requirement
                          ----------------------  -----------------------     ----------------------     Applicable
                           Amount      Percent      Amount      Percent          Amount     Percent      Asset Total
                           ------      -------      ------      -------          ------     -------      -----------
                                                             (Dollars in thousands)

Tangible Capital         $    7,637      9.9%      $   1,155      1.5%          $   6,482     8.4%      $    76,968
Core Capital                  7,637      9.9           3,079      4.0               4,558     5.9            76,968
Total Risk-based
  Capital                     7,890     17.3           3,648      8.0               4,242     9.3            45,606

An application must be submitted and approval from the State of Ohio Superintendent of Savings Banks must be obtained by the Bank if the proposed distribution would cause total distributions for that fiscal year to exceed net income for that year to date plus the Bank's retained net income for the preceding two years. In addition, as a subsidiary of a savings and loan holding company regulated by the OTS, the Bank must file a notice with the OTS prior to the declaration of a dividend.

IMPACT OF NEW ACCOUNTING STANDARDS

Beginning July 1, 2000, a new accounting standard required all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values are recorded in the income statement. Fair value changes involving hedges are generally recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. The adoption of this standard did not have a material effect on the financial statements of the Corporation.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141. "Business Combinations." SFAS No. 141 requires all business combinations within its scope to be accounted for using the purchase method, rather than the pooling-of-interests method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The adoption of this statement will only have an impact on the Corporation's financial statements if it enters into a business combination.

Also in June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses the accounting for such assets arising from prior and future business combinations. Upon the adoption of this Statement, goodwill arising from business combinations will no longer be amortized, but rather will be assessed regularly for impairment, with any such impairment recognized as a reduction to earnings in the period identified. Other identified intangible assets, such as core deposit intangible assets, will continue to be amortized over their estimated useful lives. The Corporation is required to adopt this Statement on July 1, 2002, and early adoption is permitted on July 1, 2001. The adoption of this Statement will not have an impact on the Corporation's financial statements, because the Corporation does not have any intangible assets.

--------------------------------------------------------------------------------


14.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Indian Village Bancorp, Inc.
Gnadenhutten, Ohio


We have audited the accompanying consolidated balance sheets of Indian Village Bancorp, Inc. as of June 30, 2001 and 2000, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the year ended June 30, 2001, the six months ended June 30, 2000, and the year ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Indian Village Bancorp, Inc. as of June 30, 2001 and 2000, and the results of its operations and its cash flows for the year ended June 30, 2001, the six months ended June 30, 2000, and the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

                                     Crowe, Chizek and Company LLP


Columbus, Ohio
July 25, 2001




--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.


                                                                             15.

                          INDIAN VILLAGE BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                             June 30, 2001 and 2000
                (Dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------

                                                                                           June 30,       June 30,
                                                                                             2001           2000
                                                                                             ----           ----
ASSETS
Cash and due from banks                                                                 $     1,238     $       980
Interest-bearing deposits in other banks                                                      2,261             107
                                                                                        -----------     -----------
     Total cash and cash equivalents                                                          3,499           1,087
Time deposits                                                                                    --             200
Securities available for sale at fair value                                                  17,014          20,061
Loans, net of allowance for loan losses                                                      48,289          40,799
Premises and equipment, net                                                                   1,504           1,564
Real estate owned                                                                                70             118
Federal Home Loan Bank stock                                                                  1,207           1,099
Bank-owned life insurance                                                                     2,038              --
Accrued interest receivable                                                                     444             517
Other assets                                                                                    152             199
                                                                                        -----------     -----------

         Total assets                                                                   $    74,217     $    65,644
                                                                                        ===========     ===========


LIABILITIES
Deposits                                                                                $    44,617     $    36,586
Federal Home Loan Bank advances                                                              21,200          20,250
Accrued interest payable                                                                        116             136
Other liabilities                                                                               157              15
                                                                                        -----------     -----------
     Total liabilities                                                                       66,090          56,987

SHAREHOLDERS' EQUITY
Preferred stock, $.01 par value, 1,000,000 shares authorized,
  none outstanding                                                                               --              --
Common stock, $.01 par value, 5,000,000 shares authorized,
  445,583 shares issued                                                                           4               4
Additional paid-in captial                                                                    3,245           4,022
Retained earnings                                                                             5,730           5,498
Unearned employee stock ownership plan shares                                                  (371)           (333)
Treasury stock, at cost, 43,444 shares at June 30, 2001 and
  22,279 shares at June 30, 2000                                                               (514)           (273)
Accumulated other comprehensive income                                                           33            (261)
                                                                                        -----------     -----------
     Total shareholders' equity                                                               8,127           8,657
                                                                                        -----------     -----------

         Total liabilities and shareholders' equity                                     $    74,217     $    65,644
                                                                                        ===========     ===========

--------------------------------------------------------------------------------


          See accompanying notes to consolidated financial statements.


16.

                          INDIAN VILLAGE BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
  Year Ended June 30, 2001, Six Months Ended June 30, 2000, and the Year Ended
                               December 31, 1999
                (Dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------

                                                                         Year        Six Months         Year
                                                                         Ended          Ended           Ended
                                                                       June 30,       June 30,      December 31,
                                                                         2001           2000            1999
                                                                         ----           ----            ----
INTEREST AND DIVIDEND INCOME
     Loans, including fees                                           $      3,648   $      1,603   $      2,853
     Securities                                                             1,377            719            697
     Interest-bearing deposits and Federal funds sold                          54             18             62
                                                                     ------------   ------------   ------------
         Total interest income                                              5,079          2,340          3,612

INTEREST EXPENSE
     Deposits                                                               2,116            835          1,449
     Federal Home Loan Bank advances                                        1,262            562            525
                                                                     ------------   ------------   ------------
         Total interest expense                                             3,378          1,397          1,974
                                                                     ------------   ------------   ------------

NET INTEREST INCOME                                                         1,701            943          1,638
Provision for loan losses                                                      32              5             14
                                                                     ------------   ------------   ------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                         1,669            938          1,624

NONINTEREST INCOME
     Service charges and other fees                                            85             22             22
     Gain on sale of securities available for sale, net                       153              3             14
     Gain on sale of real estate owned, net                                    26             --             --
     Write down of real estate owned                                          (25)            --             --
     Increase in cash surrender value of life insurance                        38             --             --
     Other income                                                               6              3              6
                                                                     ------------   ------------   ------------
         Total noninterest income                                             283             28             42

NONINTEREST EXPENSE
     Salaries and employee benefits                                           732            313            480
     Pension expense                                                           --             79            105
     Occupancy and equipment                                                  193             90             85
     Professional and consulting fees                                         130             87             46
     Franchise taxes                                                           70             40             70
     Data processing                                                           82             42             77
     Director and committee fees                                               66             33             76
     Advertising                                                               43             25             54
     Stationary and supplies                                                   39             16             55
     Other expense                                                            197            103            149
                                                                     ------------   ------------   ------------
         Total noninterest expense                                          1,552            828          1,197
                                                                     ------------   ------------   ------------

INCOME BEFORE INCOME TAXES                                                    400            138            469

Income tax expense                                                             62              7            181
                                                                     ------------   ------------   ------------

NET INCOME                                                           $        338   $        131   $        288
                                                                     ============   ============   ============

BASIC AND DILUTED EARNINGS PER COMMON SHARE                          $        .90   $        .32   $        .31
                                                                     ============   ============   ============


--------------------------------------------------------------------------------


          See accompanying notes to consolidated financial statements.


                                                                             17.

                          INDIAN VILLAGE BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
  Year Ended June 30, 2001, Six Months Ended June 30, 2000, and the Year Ended
                               December 31, 1999
                             (Dollars in thousands)
--------------------------------------------------------------------------------

                                                                         Year        Six Months         Year
                                                                         Ended          Ended           Ended
                                                                       June 30,       June 30,      December 31,
                                                                         2001           2000            1999
                                                                         ----           ----            ----
NET INCOME                                                           $        338   $        131   $        288

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
     Unrealized gains (losses) on securities available for sale
       arising during period                                                  395             14           (314)
     Reclassification adjustment for accumulated (gains)
       losses included in net income                                         (101)            (2)            (9)
                                                                     ------------   ------------   ------------
         Net unrealized gains (losses) on securities                          294             12           (323)
     Additional minimum pension liability adjustment                           --             52              1
                                                                     ------------   ------------   ------------
         Other comprehensive income                                           294             64           (322)
                                                                     ------------   ------------   ------------

COMPREHENSIVE INCOME (LOSS)                                          $        632   $        195   $        (34)
                                                                     ============   ============   ============

--------------------------------------------------------------------------------


          See accompanying notes to consolidated financial statements.


18.

                          INDIAN VILLAGE BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
  Year Ended June 30, 2001, Six Months Ended June 30, 2000, and the Year Ended
                               December 31, 1999
                (Dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------


                                                  Additional                    Unearned
                                      Common        Paid-In       Retained        ESOP
                                       Stock        Capital       Earnings       Shares
                                       -----        -------       --------       ------

BALANCE AT JANUARY 1, 1999       $        --   $        --   $     5,105   $        --

Net income for the period                 --            --           288            --

Other comprehensive
  income (loss)                           --            --            --            --

Sale of 445,583 shares of $0.01
  par common stock, net of
  conversion costs                         4         4,020            --            --

Purchase of 35,637 shares
  under ESOP plan                         --            --            --          (356)

Release of 1,188 ESOP shares              --             1            --            12
                                 -----------   -----------   -----------   -----------

BALANCE AT DECEMBER 31, 1999               4         4,021         5,393          (344)

Net income for the period                 --            --           131            --

Other comprehensive
  income (loss)                           --            --            --            --

Cash dividend - $0.065 per share          --            --           (26)           --

Purchase of 22,279 shares of
  treasury stock                          --            --            --            --

Release of 1,188 ESOP shares              --             1            --            11
                                 -----------   -----------   -----------   -----------

BALANCE, JUNE 30, 2000           $         4   $     4,022   $     5,498   $      (333)
                                 ===========   ===========   ===========   ===========


                                                        Additional    Gain (Loss)
                                                          Minimum    on Securities
                                         Treasury         Pension      Available
                                           Stock         Liability     for Sale        Total
                                           -----         ---------     --------        -----

BALANCE AT JANUARY 1, 1999             $      --       $    (53)       $   50      $   5,102

Net income for the period                     --             --            --            288

Other comprehensive
  income (loss)                               --              1          (323)          (322)

Sale of 445,583 shares of $0.01
  par common stock, net of
  conversion costs                            --             --            --          4,024

Purchase of 35,637 shares
  under ESOP plan                             --             --            --           (356)

Release of 1,188 ESOP shares                  --             --            --             13
                                     -----------   ------------   -----------    -----------

BALANCE AT DECEMBER 31, 1999                  --            (52)         (273)         8,749

Net income for the period                     --             --            --            131

Other comprehensive
  income (loss)                               --             52            12             64

Cash dividend - $0.065 per share              --             --            --            (26)

Purchase of 22,279 shares of
  treasury stock                            (273)            --            --           (273)

Release of 1,188 ESOP shares                  --             --            --             12
                                     -----------   ------------   -----------    -----------

BALANCE, JUNE 30, 2000               $      (273)  $         --   $      (261)   $     8,657
                                     ===========   ============   ===========    ===========


--------------------------------------------------------------------------------


                                                                             19.
                                   (Continued)

                          INDIAN VILLAGE BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
      (Continued) Year Ended June 30, 2001, Six Months Ended June 30, 2000,
                      and the Year Ended December 31, 1999
                (Dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------


                                                             Additional                    Unearned
                                                 Common        Paid-In       Retained        ESOP        Treasury
                                                  Stock        Capital       Earnings       Shares         Stock
                                                  -----        -------       --------       ------         -----

BALANCE, JULY 1, 2000                          $         4   $     4,022     $   5,498    $     (333)    $     (273)

Net income for the period                               --            --           338            --             --

Other comprehensive
  income (loss)                                         --            --            --            --             --

Cash dividend - $0.28 per share                         --            --          (106)           --             --

Special distribution - $2.00 per share                  --          (780)           --           (67)            --

Purchase of 21,165 shares of
  treasury stock                                        --            --            --            --           (241)

Release of 2,691 ESOP shares                            --             3            --            29             --
                                               -----------   -----------   -----------   -----------    -----------

BALANCE, JUNE 30, 2001                         $         4   $     3,245   $     5,730   $      (371)   $      (514)
                                               ===========   ===========   ===========   ===========    ===========

                                                              Unrealized
                                                Additional    Gain (Loss)
                                                  Minimum    on Securities
                                                  Pension      Available
                                                 Liability     for Sale        Total
                                                 ---------     --------        -----

BALANCE, JULY 1, 2000                            $      --      $   (261)     $   8,657

Net income for the period                               --            --            338

Other comprehensive
  income (loss)                                         --           294            294

Cash dividend - $0.28 per share                         --            --           (106)

Special distribution - $2.00 per share                  --            --           (847)

Purchase of 21,165 shares of
  treasury stock                                        --            --           (241)

Release of 2,691 ESOP shares                            --            --             32
                                              ------------   -----------    -----------

BALANCE, JUNE 30, 2001                        $         --      $     33      $   8,127
                                              ============   ===========    ===========

--------------------------------------------------------------------------------


          See accompanying notes to consolidated financial statements.


20.

                          INDIAN VILLAGE BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
     Year Ended June 30, 2001, Six Months Ended June 30, 2000, and the Year
                            Ended December 31, 1999
                                 (In thousands)
--------------------------------------------------------------------------------

                                                                         Year        Six Months         Year
                                                                         Ended          Ended           Ended
                                                                       June 30,       June 30,      December 31,
                                                                         2001           2000            1999
                                                                         ----           ----            ----

CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                      $        338   $        131   $        288
     Adjustments to reconcile net income to net cash from
       operating activities:
         Depreciation                                                         114             51             37
         Premium amortization, net of accretion                              (148)           (14)           (28)
         Provision for loan losses                                             32              5             14
         Federal Home Loan Bank stock dividends                               (84)           (36)           (40)
         Increase in cash surrender value of life insurance                   (38)            --             --
         (Gain) loss on sale of securities available for sale                (153)            (3)           (14)
         (Gain) loss on sale of real estate owned                             (26)            --             --
         Write down of real estate owned                                       25             --             --
         Loss on termination of defined benefit pension plan                   --             79             --
         Compensation expense on ESOP shares                                   32             12             13
         Net change in:
              Accrued interest receivable and other assets                    (15)           (25)          (382)
              Accrued expenses and other liabilities                          105           (109)           317
                                                                     ------------   ------------   ------------
                  Net cash from operating activities                          182             91            205

CASH FLOWS FROM INVESTING ACTIVITIES
     Net change in time deposits                                              200             99            200
     Purchases of securities available for sale                           (19,768)        (4,055)       (15,037)
     Proceeds from sales of securities available for sale                  19,975            509          1,489
     Proceeds from maturities of securities available for sale              3,587            594          2,221
     Purchase of bank-owned life insurance                                 (2,000)            --             --
     Net change in loans                                                   (7,597)        (3,513)        (6,031)
     Premises and equipment expenditures, net                                 (54)           (24)        (1,181)
     Proceeds from sale of real estate owned                                  124             --             --
     Purchases of Federal Home Loan Bank stock                                (24)          (138)          (478)
                                                                     ------------   ------------   ------------
              Net cash from investing activities                           (5,557)        (6,528)       (18,817)

CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in deposits                                                 8,031          3,433          2,287
     Net change in short-term FHLB advances                                (2,250)          (450)         2,700
     Repayment of long-term FHLB advances                                  (5,000)        (2,000)        (2,000)
     Proceeds from long-term FHLB advances                                  8,200          5,500         12,500
     Proceeds from issuance of common stock,
       net of conversion costs                                                 --             --          4,024
     Cash provided to ESOP                                                     --             --           (356)
     Cash dividends paid                                                     (106)           (26)            --
     Special distribution                                                    (847)            --             --
     Purchases of treasury stock                                             (241)          (273)            --
                                                                     ------------   ------------   ------------
              Net cash from financing activities                            7,787          6,184         19,155
                                                                     ------------   ------------   ------------

Net change in cash and cash equivalents                                     2,412           (253)           543
Cash and cash equivalents at beginning of year                              1,087          1,340            797
                                                                     ------------   ------------   ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                             $      3,499   $      1,087   $      1,340
                                                                     ============   ============   ============




--------------------------------------------------------------------------------


          See accompanying notes to consolidated financial statements.


                                                                             21.

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
          (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Indian Village Bancorp, Inc. ("IVB") and its wholly-owned subsidiary, Indian Village Community Bank ("Bank"), a state chartered bank, together referred to as the Corporation. Intercompany accounts and transactions have been eliminated in consolidation.

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

BUSINESS SEGMENTS: While the Corporation's chief decision-makers monitor the revenue streams of the various Corporation products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Corporation's banking operations are considered by management to be aggregated in one reportable operating segment.

USE OF ESTIMATES: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect amounts reported in the financial statements and disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments and pension obligations are particularly subject to change.

CASH FLOWS: Cash and cash equivalents includes cash, deposits with other financial institutions with original maturities less than 90 days and Federal funds sold. Net cash flows are reported for loan and deposit transactions.

The Corporation paid interest of $3,499,000 for the year ended June 30, 2001, $1,368,000 for the six months ended June 30, 2000, and $1,904,000 for the year ended December 31, 1999, and income taxes of $12,000 for the year ended June 30, 2001, $40,000 for the six months ended June 30, 2000, and $149,000 for the year ended December 31, 1999. Noncash transactions included transfers of loans to other real estate owned of $75,000 during the year ended June 30, 2001.

SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in accumulated other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchased premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

LOANS: Loans are reported at the principal balance outstanding, net of unearned interest, deferred fees and costs, and the allowance for loan losses.


--------------------------------------------------------------------------------


                                  (Continued)

22.

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
          (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

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

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

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

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated using primarily the straight-line method over the estimated useful lives of the assets. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

REAL ESTATE OWNED: Real estate acquired through or instead of loan foreclosure is initially recorded at the lower of cost or fair value less estimated costs to sell when acquired, establishing a new cost basis. If the fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

PENSION PLAN: Pension expense is the net of service and interest cost, return on plan assets, and amortization of gains and losses not immediately recognized.

EMPLOYEE STOCK OWNERSHIP PLAN: The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

INCOME TAXES: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.



--------------------------------------------------------------------------------


                                  (Continued)

                                                                             23.

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
          (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CONCENTRATION OF CREDIT RISK: The Bank grants primarily one- to four-family residential mortgage loans to customers in Tuscarawas County, Ohio. These customers' ability to honor their contracts depends, to a certain extent, on the economic conditions of Tuscarawas County. The Bank evaluates each customer's creditworthiness on a case-by-case basis at the time of application. One- to four-family residential mortgage loans comprise approximately 69% and 72% of the Bank's loan portfolio as of June 30, 2001 2000.

FINANCIAL INSTRUMENTS: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and changes in minimum pension liability which are also recognized as separate components of equity.

LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

DIVIDEND RESTRICTION: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to IVB or by IVB to shareholders

EARNINGS PER COMMON SHARE: Basic earnings per common share ("EPS") is net income divided by the weighted-average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted EPS reflects the potential dilution of securities that could share in earnings such as stock options, warrants or other common stock equivalents. The Corporation currently has no common stock equivalents. As more fully discussed in Note 2, the Bank converted from the mutual to stock form of ownership with the concurrent formation of a holding company effective July 1, 1999. Accordingly, earnings per share for the year ended December 31, 1999 was computed based on net income of the Corporation from July 1, 1999 through December 31, 1999, which totaled $127,000.

FAIR VALUE OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

RECLASSIFICATIONS: Reclassifications of certain amounts in the 2000 financial statements have been made to conform to the 2001 presentation.


--------------------------------------------------------------------------------


                                  (Continued)


24.

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
          (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

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

Under Office of Thrift Supervision ("OTS") regulations, limitations have been imposed on all "capital distributions" by savings institutions, including cash dividends. Under OTS regulations, the Bank is not permitted to pay a cash dividend on its common shares if the regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account, or applicable regulatory capital requirements prescribed by the OTS.

Effective June 29, 2000, the Bank converted from a federally chartered stock savings bank to an Ohio chartered savings bank and assumed the obligation of the liquidation account.




--------------------------------------------------------------------------------


                                  (Continued)

                                                                             25.

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
          (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 3 - SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated fair values of securities available for sale are summarized as follows:

                                                                         Gross          Gross
                                                      Amortized       Unrealized     Unrealized          Fair
                                                        Cost             Gains         Losses            Value
                                                        ----             -----         ------            -----
     June 30, 2001
     -------------
     Obligations of states and
       political subdivisions                      $        5,145     $        35    $       (78)   $         5,102
     Corporate debt securities                                497               5             --                502
     Mortgage-backed securities                             9,923             126            (38)            10,011
     Equity securities                                      1,399               1             (1)             1,399
                                                   --------------     -----------    -----------    ---------------

                                                   $       16,964     $       167    $      (117)   $        17,014
                                                   ==============     ===========    ===========    ===============

     June 30, 2000
     -------------
     U.S. Government agencies                      $        7,933     $        --    $      (233)   $         7,700
     Obligations of states and
       political subdivisions                               1,986              40             --              2,026
     Corporate debt securities                                149              --             --                149
     Mortgage-backed securities                             9,889              25           (230)             9,684
     Equity securities                                        500               2             --                502
                                                   --------------     -----------    -----------    ---------------

                                                   $       20,457     $        67    $      (463)   $        20,061
                                                   ==============     ===========    ===========    ===============

During the year ended June 30, 2001, the Corporation sold securities available for sale for total proceeds of $19,975,000, resulting in gross realized gains of approximately $167,000 and gross realized losses of approximately $14,000. During the six months ended June 30, 2000, the Corporation sold securities available for sale for total proceeds of $509,000, resulting in gross realized gains of approximately $6,000 and gross realized losses of approximately $3,000. During the year ended December 31, 1999, the Corporation sold securities available for sale for total proceeds of $1,489,000, resulting in gross realized gains of approximately $15,000 and gross realized losses of approximately $1,000.

The amortized cost and estimated fair values of debt securities available for sale at June 30, 2001, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                                                          Amortized            Fair
                                                                            Cost               Value

           Due after one year through five years                       $          102    $           104
           Due after five years through ten years                                  --                 --
           Due after ten years                                                  5,540              5,500
           Mortgage-backed securities                                           9,923             10,011
                                                                       --------------    ---------------

                                                                       $       15,565    $        15,615
                                                                       ==============    ===============




--------------------------------------------------------------------------------


                                  (Continued)

26.

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
          (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 3 - SECURITIES AVAILABLE FOR SALE (Continued)

At June 30, 2001 and 2000, securities with a carrying value of $1,684,000 and $3,190,000 were pledged to secure FHLB advances.

NOTE 4 - LOANS

Loans are summarized as follows:

                                                                         June 30,            June 30,
                                                                           2001                2000
                                                                           ----                ----
           Real estate loans:
                One- to four-family residential                      $        33,698    $         29,618
                Multi-family residential                                       2,339               2,307
                Nonresidential                                                 2,576               2,102
                Construction                                                   1,488               1,632
                Land                                                             388                 254
                                                                     --------------     ----------------
                                                                              40,489              35,913
           Consumer loans:
                Home equity loans and lines of credit                          2,190               1,703
                Home improvement                                               1,125                 738
                Automobile                                                     1,409                 961
                Loans on deposit accounts                                        459                 251
                Unsecured                                                        200                  85
                Other                                                          1,460               1,408
                                                                     ---------------    ----------------
                                                                               6,843               5,146

           Commercial business loans                                           1,277                  94
                                                                     ---------------    ----------------

                                                                              48,609              41,153
           Less:
                Net deferred loan fees and costs                                 (66)                (68)
                Loans in process                                                  (1)                (49)
                Allowance for loan losses                                       (253)               (237)
                                                                     ---------------    ----------------

                                                                     $        48,289    $         40,799
                                                                     ===============    ================

Activity in the allowance for loan losses was as follows:

                                                                         Year        Six Months         Year
                                                                         Ended          Ended           Ended
                                                                       June 30,       June 30,      December 31,
                                                                         2001           2000            1999
                                                                         ----           ----            ----

        Balance at beginning of period                               $        237   $        232   $        218
        Provision for losses                                                   32              5             --
        Charge-offs                                                           (16)            --             --
        Recoveries                                                             --             --             14
                                                                     ------------   ------------   ------------

        Balance at end of period                                     $        253   $        237   $        232
                                                                     ============   ============   ============


--------------------------------------------------------------------------------


                                  (Continued)

                                                                             27.

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
          (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 4 - LOANS (Continued)

Nonaccrual loans totaled approximately $943,000 and $327,000 at June 30, 2001 and 2000. Interest not recognized on nonaccrual loans totaled approximately $43,000 for the year ended June 30, 2001, $6,000 for the six months ended June 30, 2000, and $7,000 for the year ended December 31, 1999. The Bank had no individual loans which were identified by management as impaired or loans past due more than 90 days still accruing interest at June 30, 2001 or 2000 or during the year ended June 30, 2001, the six months ended June 30, 2000, or the year ended December 31, 1999.

A summary of activity on related party loans is as follows:

                                                                Year Ended
                                                               June 30, 2001
                                                               -------------
           Beginning balance                                 $           458
           New loans                                                      12
           Principal repayments                                          (42)
                                                             ---------------

           Ending balance                                    $           428
                                                             ===============


NOTE 5 - ACCRUED INTEREST RECEIVABLE

Accrued interest receivable is summarized as follows:

                                                  June 30,           June 30,
                                                    2001               2000
                                                    ----               ----

         Loans                                $          301    $           232
         Securities                                      143                284
         Time deposits                                    --                  1
                                              --------------    ---------------

                                              $          444    $           517
                                              ==============    ===============


NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

                                                  June 30,           June 30,
                                                    2001               2000
                                                    ----               ----

          Land                                $          260          $    260
          Buildings and improvements                   1,180              1,180
          Furniture, fixtures, and equipment             545                492
          Automobiles                                     17                 17
                                              --------------    ---------------
               Total cost                              2,002              1,949
          Accumulated depreciation                      (498)              (385)
                                              --------------    ---------------

                                              $        1,504    $         1,564
                                              ==============    ===============


--------------------------------------------------------------------------------


                                  (Continued)

28.

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
          (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 7 - DEPOSITS

Deposits consisted of the following:

                                                                            June 30,           June 30,
                                                                              2001               2000
                                                                              ----               ----

         Non-interest bearing demand deposit accounts                  $         1,517    $          1,067
         NOW accounts                                                            2,276               1,639
         Money market accounts                                                   4,226               1,873
         Savings accounts                                                        4,831               5,217
         Certificates of deposit                                                31,767              26,790
                                                                       ---------------    ----------------

                                                                       $        44,617    $         36,586
                                                                       ===============    ================

The aggregate amount of certificates of deposit accounts with balances of $100,000 or more at June 30, 2001 and 2000 was $3,977,000 and $1,840,000.
Deposits greater than $100,000 are not federally insured.

At June 30, 2001, the scheduled maturities of time deposits were as follows:

         Year ended June 30,        2002             $        19,722
                                    2003                       6,968
                                    2004                       2,151
                                    2005                       1,415
                                    2006                       1,511
                                                     ---------------

                                                     $        31,767

Directors and officers of the Corporation are customers of the Bank in the ordinary course of business. At June 30, 2001 and 2000, deposits from officers and directors of the Corporation totaled approximately $456,000 and $179,000.

--------------------------------------------------------------------------------


                                                                             29.
                                   (Continued)

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
          (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

Outstanding Federal Home Loan Bank advances are summarized as follows:

                                                                                   June 30,          June 30,
                                                                                     2001              2000
                                                                                     ----              ----

     Short-term FHLB advances                                                   $          --    $       2,250
     5.56% Convertible fixed-rate advance until August 2000,
       due August 2009                                                                     --            5,000
     5.72% Convertible fixed-rate advance until November 2001,
       due November 2010                                                                5,000               --
     5.93% Convertible fixed-rate advance until August 2002,
       due August 2008                                                                  2,000            2,000
     5.53% Convertible fixed-rate advance until December 2003,
       due December 2010                                                                2,500               --
     5.56%Convertible fixed-rate advance until April 2004,
       due April 2009                                                                   1,000            1,000
     5.60% Fixed-rate advance, due April 2008                                           2,000            2,000
     4.83% Variable-rate advance, due April 2009                                        1,000            1,000
     5.64% Fixed-rate advance, due October 2009                                         2,500            2,500
     6.35% Fixed-rate advance, Due December 2005                                          700               --
     5.99% Fixed-rate advance, due January 2010                                         1,500            1,500
     6.11% Fixed-rate advance, due March 2010                                           1,000            1,000
     6.23% Fixed-rate advance, due March 2010                                           2,000            2,000
                                                                                -------------    -------------

                                                                                $      21,200    $      20,250
                                                                                =============    =============

As a member of the Federal Home Loan Bank system, the Bank has the ability to obtain borrowings up to a maximum total of 50% of Bank assets subject to the level of qualified, pledgable one- to four-family residential real estate loans and Federal Home Loan Bank stock. The interest rates on the convertible fixed-rate advances are fixed for a specified number of years, then convertible at the option of the FHLB. If the convertible option is exercised, the advance may be prepaid without penalty.

Advances under the borrowing agreements are collateralized by a blanket pledge of the Bank's residential mortgage loan portfolio, FHLB stock and other securities as noted in Note 3.

NOTE 9 - INCOME TAXES

The provision for federal income tax consisted of the following components:

                                         Year        Six Months         Year
                                        Ended          Ended           Ended
                                       June 30,       June 30,      December 31,
                                         2001           2000            1999
                                         ----           ----            ----

         Current tax expense         $           37   $        (16)  $       162
         Deferred tax expense                    25             23            19
                                     --------------   ------------   -----------

                                     $           62   $          7   $       181
                                     ==============   ============   ===========


--------------------------------------------------------------------------------


                                  (Continued)

30.

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
          (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 9 - INCOME TAXES (Continued)

The difference between the financial statement income tax expense and amounts computed by applying the statutory federal income tax rate of 34.0% to income before income taxes was as follows:

                                                                     Year        Six Months         Year
                                                                     Ended          Ended           Ended
                                                                   June 30,       June 30,      December 31,
                                                                     2001           2000            1999
                                                                     ----           ----            ----
         Income taxes computed at the statutory
           tax rate on pretax income                           $          136   $         47   $       159
         Tax effect of:
              Tax-exempt income                                           (51)           (14)           (4)
              Nondeductible expenses and other                            (23)           (26)           26
                                                               --------------   ------------   -----------

                                                               $           62   $          7   $       181
                                                               ==============   ============   ===========

The sources of gross deferred tax assets and gross deferred tax liabilities were as follows:

                                                                                   June 30,          June 30,
                                                                                     2001              2000
                                                                                     ----              ----
         Deferred tax assets:
              Allowance for loan losses                                         $          86    $          75
              Unrealized loss on securities available for sale                             --              135
              Other                                                                        30                8
                                                                                -------------    -------------
                  Total deferred tax assets                                               116              218
                                                                                -------------    -------------

         Deferred tax liabilities:
              Depreciation                                                                (49)             (27)
              FHLB stock dividends                                                        (64)             (35)
              Unrealized loss on securities available for sale                            (17)              --
              Other                                                                       (12)              (5)
                                                                                -------------    -------------
                  Total deferred tax liabilities                                         (142)             (67)
                                                                                -------------    -------------

                  Net deferred tax asset (liability)                            $         (26)   $         151
                                                                                =============    =============

The Corporation, in accordance with SFAS No. 109, has not recorded a deferred tax liability of approximately $199,000 related to approximately $ 584,000 of cumulative special bad debt deductions, included in retained earnings, arising through 1987. If the Bank was liquidated, or would otherwise cease to be in the business of banking, or if tax laws were to change, this amount would be expensed. Under 1996 tax law changes, bad debts are based on actual loss experience and tax bad debt reserves accumulated since 1987 are to be reduced. This requires payment of approximately $35,000 over six years beginning in 1996.



--------------------------------------------------------------------------------


                                  (Continued)

                                                                             31.

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
          (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 10 - RETIREMENT PLANS

During the year ended December 31, 1999, the Corporation amended its defined benefit pension plan. The amendment specifically froze plan participation. During the six months ended June 30, 2000, the Corporation received a favorable determination letter from the Internal Revenue Service to terminate the plan and distribute all the plan's assets. In June 2000, the Corporation terminated the plan and settled all of its obligations by making lump-sum distributions. As a result of freezing plan participation, the Corporation accrued $24,000 in pension expense in addition to the $37,000 periodic pension expense in the year ended December 31, 1999. Also, the Corporation recognized a loss of $44,000 in the year ended December 31, 1999 related to the amendment of the plan consisting of the write-off of the unrecognized net transition obligation. As a result of terminating the plan, the Corporation recognized a loss of $79,000 during the six months ended June 30, 2000.

Effective January 1, 2000, the Corporation implemented a 401(k) and profit sharing plan for all eligible employees to replace its pension plan. To be eligible, an individual must have at least one year of service and must be 21 or more years old. Eligible employees may contribute up to 15% of their compensation subject to a maximum statutory limitation. The Corporation matches 100% of those contributions up to a maximum of 3% of the participant's compensation. The Corporation may also make a discretionary contribution. Employee contributions are always 100% vested. Employer contributions become 100% vested after the participant completes six years of service. The expense related to this plan was approximately $25,000 for the year ended June 30, 2001 and $7,000 for the six months ended June 30, 2000.

NOTE 11 - EMPLOYEE STOCK OWNERSHIP PLAN

The Bank has established an employee stock ownership plan ("ESOP") for the benefit of substantially all employees of the Corporation and the Bank. The ESOP borrowed funds from the Corporation with which to acquire common shares of the Corporation. The loan is secured by the shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Bank's discretionary contributions to the ESOP and earnings on ESOP assets. The shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. When loan payments are made, ESOP shares are allocated to participants based on relative compensation.

In September 2000, the Corporation declared and paid a $2.00 per share special distribution. The ESOP received $67,000 from the special distribution on 33,261 unallocated shares. The ESOP purchased an additional 5,783 shares with the proceeds from the special distribution. The additional shares purchased are held in suspense and allocated to participants in a manner similar to the original ESOP shares. Additionally, the ESOP purchased and allocated an additional 476 shares in fiscal 2001 with the proceeds from the special distribution, as well as accumulated regular dividends, on allocated shares.

ESOP compensation expense was $31,000 for the year ended June 30, 2001, $12,000 for the six months ended June 30, 2000, and $13,000 for the year ended December 31, 1999. The ESOP shares as of June 30, 2001 and 2000 were as follows:

                                                  June 30,           June 30,
                                                    2001               2000
                                                    ----               ----

         Shares released for allocation                 5,543             2,376
         Unreleased shares                             36,353            33,261
                                              ---------------    --------------

         Total ESOP shares                             41,896            35,637
                                              ===============    ==============

         Fair value of unreleased shares      $           422    $          392
                                              ===============    ==============



--------------------------------------------------------------------------------


                                  (Continued)


32.

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
          (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 11 - EMPLOYEE STOCK OWNERSHIP PLAN (Continued)

The ESOP provides for the repurchase of any stock distributed to a participant at its fair market value. The fair market value of the allocated shares subject to repurchase was approximately $64,000 and $28,000 at June 30, 2001 and 2000.

NOTE 12 - COMMITMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

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

As of June 30, 2001, variable rate and fixed rate commitments to make loans or fund outstanding lines of credit amounted to approximately $1,602,000 and $2,012,000. The interest rates on variable rate commitments ranged from 6.5% to 16.0% and the interest rates on fixed rate commitments ranged from 7.0% to 10.0% at June 30, 2001. As of June 30, 2000, variable rate and fixed rate commitments to make loans or fund outstanding lines of credit amounted to approximately $808,000 and $1,506,000. Since loan commitments may expire without being used, the amounts do not necessarily represent future cash commitments.

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


--------------------------------------------------------------------------------


                                  (Continued)

                                                                             33.

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
          (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 13 - REGULATORY MATTERS (Continued)

At June 30, 2001 and 2000, management believes the Bank complied with all regulatory capital requirements. Based on the computed regulatory capital ratios, the Bank was considered well capitalized under the Federal Deposit Insurance Act at June 30, 2001 and 2000. Management believes no conditions or events have occurred subsequent to last notification that would cause the Bank's capital category to change.

Actual capital levels and minimum required levels of the Bank are summarized as follows:

                                                                                                      Minimum
                                                                                                  Required To Be
                                                                        Minimum Required         Well Capitalized
                                                                           For Capital        Under Prompt Corrective
                                                   Actual               Adequacy Purposes       Action Regulations
                                                   ------               -----------------       ------------------
                                               Amount    Ratio          Amount     Ratio         Amount      Ratio
                                               ------    -----          ------     -----         ------      -----
JUNE 30, 2001
Total capital (to risk-weighted assets)      $   7,890     17.3%       $   3,648     8.0%       $   4,561    10.0%
Tier 1 (core) capital (to
  risk-weighted assets)                          7,637     16.7            1,824     4.0            2,736     6.0
Tier 1 (core) capital (to adjusted
  total assets)                                  7,637      9.9            3,079     4.0            3,848     5.0
Tangible capital (to adjusted
  total assets)                                  7,637      9.9            1,155     1.5              N/A

JUNE 30, 2000
Total capital (to risk-weighted assets)      $   7,479     15.0%       $   3,980     8.0%       $   4,975    10.0%
Tier 1 (core) capital (to
  risk-weighted assets)                          7,242     14.6            1,990     4.0            2,985     6.0
Tier 1 (core) capital (to adjusted
  total assets)                                  7,242     11.4            2,545     4.0            3,181     5.0
Tangible capital (to adjusted
  total assets)                                  7,242     11.4              954     1.5              N/A


NOTE 14 - OTHER COMPREHENSIVE INCOME (LOSS)

The tax effects on the components of other comprehensive income were as follows:

                                                                         Year        Six Months         Year
                                                                         Ended          Ended           Ended
                                                                       June 30,       June 30,      December 31,
                                                                         2001           2000            1999
                                                                         ----           ----            ----

     Unrealized gains (losses) on securities available for sale:
         Unrealized gains (losses) arising during year             $          203   $          7   $      (162)
         Reclassification adjustment for gains (losses)                       (52)            (1)           (5)
                                                                   --------------   ------------   -----------
         Net unrealized gain (losses)                                         151              6          (167)
     Additional minimum pension liability                                      --             26            --
                                                                   --------------   ------------   -----------

     Other comprehensive income (loss)                             $          151   $         32   $      (167)
                                                                   ==============   ============   ===========


--------------------------------------------------------------------------------


                                  (Continued)

34.

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
          (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair values of financial instruments were as follows:

                                                            June 30, 2001                    June 30, 2000
                                                            -------------                    -------------
                                                       Carrying        Estimated        Carrying        Estimated
                                                        Amount        Fair Value         Amount        Fair Value
                                                        ------        ----------         ------        ----------
Financial assets:
   Cash and cash equivalents                        $      3,499     $      3,499    $      1,087    $       1,087
   Time deposits                                              --               --             200              200
   Securities available for sale                          17,014           17,014          20,061           20,061
   Loans, net                                             48,289           49,111          40,799           39,968
   Federal Home Loan Bank stock                            1,207            1,207           1,099            1,099
   Accrued interest receivable                               444              444             517              517

Financial liabilities:
   Demand and savings deposits                           (12,850)         (12,850)         (9,796)          (9,796)
   Certificates of deposit                               (31,767)         (32,425)        (26,790)         (26,607)
   Federal Home Loan Bank advances                       (21,200)         (21,917)        (20,250)         (20,064)
   Accrued interest payable                                 (116)            (116)           (136)            (136)

Carrying amount is the estimated fair value for cash and cash equivalents, time deposits, Federal Home Loan Bank stock, accrued interest receivable and payable, demand and savings deposits, and variable rate loans and Federal Home Loan Bank advances that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans and certificates of deposit and for variable rate loans with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. For fixed rate Federal Home Loan Bank advances and for variable rate advances with infrequent repricing or repricing limits, fair value is based on current rates for similar financing. Callable advances whose interest rate is below current market rates are assumed to be called. The estimated fair value for other financial instruments and off-balance-sheet loan commitments approximate cost at June 30, 2001 and 2000 and is not considered significant to this presentation.

NOTE 16 - EARNINGS PER SHARE

The factors used in the earnings per share computation are as follows:

                                                                         Year        Six Months         Year
                                                                         Ended          Ended           Ended
                                                                       June 30,       June 30,      December 31,
                                                                         2001           2000            1999
                                                                         ----           ----            ----
     BASIC EARNINGS PER COMMON SHARE
         Net income                                                $          338   $        131   $       127
                                                                   ==============   ============   ===========

         Weighted average common shares issued                            445,583        445,583       445,583
         Less: Average treasury shares                                    (34,037)        (3,272)           --
         Less: Average unallocated ESOP shares                            (35,412)       (33,855)      (35,340)
                                                                   --------------   ------------   -----------
         Weighted average shares outstanding                              376,134        408,456       410,243
                                                                   ==============   ============   ===========

         Basic earnings per common share                           $         0.90   $       0.32   $      0.31
                                                                   ==============   ============   ===========



--------------------------------------------------------------------------------


                                  (Continued)

                                                                             35.

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
          (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Indian Village Bancorp, Inc. as of June 30, 2001 and 2000, and for the year ended June 30, 2001, the six months ended June 30, 2000, and the period beginning July 1, 1999, the effective date of the conversion, through December 31, 1999 is as follows:

                             CONDENSED BALANCE SHEET
                             June 30, 2001 and 2000

                                                     2001              2000
                                                     ----              ----
     ASSETS
         Cash and cash equivalents             $            76   $        1,343
         Investment in subsidiary                        7,670            6,981
         Loans receivable                                  381              343
         Other assets                                       --               25
                                               ---------------   --------------

         Total assets                          $         8,127   $        8,692
                                               ===============   ==============

     LIABILITIES
         Other liabilities                     $            --   $           35

     SHAREHOLDERS' EQUITY                                8,127            8,657
                                               ---------------   --------------

         Total liabilities and shareholders'
           equity                              $         8,127   $        8,692
                                               ===============   ==============


                          CONDENSED STATEMENT OF INCOME

       Year ended June 30, 2001, Six Months Ended June 30, 2000, and July 1, 1999 through December 31, 1999

                                                                         Year        Six Months     July 1, 1999
                                                                         Ended          Ended          Through
                                                                       June 30,       June 30,      December 31,
                                                                         2001           2000            1999
                                                                         ----           ----            ----
     Interest on loan                                              $           27   $         13   $        14
     Dividends from subsidiary                                                 36             --            --
     Operating expenses                                                      (106)           (72)           (9)
                                                                   --------------   ------------   -----------
     Income (loss) before income taxes and equity in
       undistributed earnings of subsidiary                                   (43)           (59)            5
     Income tax expense (benefit)                                             (27)           (20)           --
                                                                   --------------   ------------   -----------
     Income (loss) before equity in undistributed
       earnings of subsidiary                                                 (16)           (39)            5
     Equity in undistributed earnings of subsidiary                           354            170           122
                                                                   --------------   ------------   -----------

     NET INCOME                                                    $          338   $        131   $       127
                                                                   ==============   ============   ===========



--------------------------------------------------------------------------------


                                  (Continued)

36.

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2001 and 2000
          (Table dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------

NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

                        CONDENSED STATEMENT OF CASH FLOWS
       Year ended June 30, 2001, Six Months Ended June 30, 2000, and July 1, 1999 through December 31, 1999

                                                                         Year        Six Months     July 1, 1999
                                                                         Ended          Ended          Through
                                                                       June 30,       June 30,      December 31,
                                                                         2001           2000            1999
                                                                         ----           ----            ----
     CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                    $          338   $        131   $       127
     Adjustments to reconcile net income to cash
       provided by operations:
         Net change in other assets and other liabilities                     (71)           (25)           35
         Equity in undistributed income of subsidiary                        (354)          (170)         (122)
                                                                   --------------   ------------   -----------
              Net cash from operating activities                              (87)           (64)           40

     CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of stock in Indian Village Community Bank                        --             --        (2,012)
     Loan to ESOP                                                              --             --          (356)
     Proceeds from loan principal repayments                                   14              7             6
                                                                   --------------   ------------   -----------
         Net cash from investing activities                                    14              7        (2,362)

     CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from issuance of common shares,
       net of conversion costs                                                 --             --         4,024
     Cash dividends paid                                                     (106)           (26)           --
     Dividends on unallocated ESOP shares                                      --             (3)           --
     Special distribution                                                    (847)
     Purchases of treasury stock                                             (241)          (273)           --
                                                                   --------------   ------------   -----------
         Net cash from financing activities                                (1,194)          (302)        4,024
                                                                   --------------   ------------   -----------

     Net change in cash and cash equivalents                               (1,267)          (359)        1,702
     Cash and cash equivalents at beginning of period                       1,343          1,702            --
                                                                   --------------   ------------   -----------

     CASH AND CASH EQUIVALENTS AT END OF YEAR                      $           76   $      1,343   $     1,702
                                                                   ==============   ============   ===========



--------------------------------------------------------------------------------


                                                                             37.

                          INDIAN VILLAGE BANCORP, INC.
                             SHAREHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 1:00 p.m., Eastern Time on November 7, 2001 at the branch office of the Bank at 635 West High Avenue, New Philadelphia, Ohio.

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

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The high and low daily closing prices of the common shares of the Corporation for each quarter since the common shares began trading on July 1, 1999, as quoted by The Nasdaq Stock Market, Inc., was as follows:

                                                                       Cash
Quarter Ended                        High              Low           Dividends
-------------                        ----              ---           ---------
September 30, 1999               $   11.75         $  10.25          $    --
December 31, 1999                    11.75            11.00               --
March 31, 2000                       12.25            10.75            0.065
June 30, 2000                        12.50            10.50            0.065
September 30, 2000                   12.48            10.75            2.070
December 31, 2000                    12.25            10.25            0.070
March 31, 2001                       11.36            10.63            0.070
June 30, 2001                        12.00            11.00            0.070

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

At August 27, 2001, there were 402,139 common shares of Indian Village Bancorp, Inc. issued and outstanding (including unallocated ESOP shares) and there were 293 holders of record.

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


ANNUAL REPORT ON FORM 10-KSB

A copy of Indian Village Bancorp, Inc.'s Annual Report on Form 10-KSB for the year ended June 30, 2001, without exhibits, as filed with the Securities and Exchange Commission, may be obtained without charge by submitting a written request to Andrea R. Miley, Controller, Indian Village Bancorp, Inc., 100 South Walnut Street, Gnadenhutten, Ohio 44629.


--------------------------------------------------------------------------------


38.

                          INDIAN VILLAGE BANCORP, INC.
                              CORPORATE INFORMATION

CORPORATION AND BANK LOCATIONS

Corporate and Main Office
-------------------------
100 South Walnut Street                          Telephone:      (740) 254-4313
Gnadenhutten, Ohio 44629                         Fax:            (740) 254-9555

Branch Office
----------------------
635 West High Avenue                             Telephone:      (330) 308-4867
New Philadelphia, Ohio                           Fax:            (330) 308-9242


DIRECTORS OF THE CORPORATION AND THE BANK

Rebecca S. Mastin (Chairperson of the Board)                Vernon E. Mishler
     OWNER OF WENDY'S RESTAURANT FRANCHISES                       RETIRED OHIO STATE AUDITOR AND PUBLIC ACCOUNTANT

John A. Beitzel                                             Joanne Limbach
     EXECUTIVE VICE PRESIDENT OF INDIAN VILLAGE                   PRESIDENT OF LIMBACH, NOLAN AND DANTONIO, INC., A
     COMMUNITY BANK                                               STATE AND LOCAL TAX CONSULTING FIRM

Marty R. Lindon                                             Cindy S. Knisely
     PRESIDENT AND CHIEF EXECUTIVE OFFICER OF INDIAN              PRESIDENT OF KNISELY & ASSOCIATES ACCOUNTING AND
     VILLAGE COMMUNITY BANK                                       FINANCIAL SERVICES, INC., A CERTIFIED PUBLIC
                                                                  ACCOUNTING FIRM

Michael A. Cochran
     ATTORNEY IN PRIVATE PRACTICE AND ASSISTANT
     PROSECUTING ATTORNEY FOR TUSCARAWAS COUNTY

OFFICERS OF THE CORPORATION AND THE BANK

Rebecca S. Mastin, Chairperson of the Board
Marty R. Lindon, President & Chief Executive Officer
Michael A. Cochran, Corporate Secretary
John A. Beitzel, Executive Vice President
Lori S. Frantz, Treasurer, Vice President, and Chief Financial Officer Martin L. Merryman, Vice President
Andrea R. Miley, Controller
Elaine A. Tedrow, Branch Operations Officer



SPECIAL CORPORATE COUNSEL                        INDEPENDENT AUDITORS

Muldoon Murphy & Faucette LLP                    Crowe, Chizek and Company LLP
5101 Wisconsin Avenue, N.W.                      One Columbus
Washington, D.C. 20016                           10 West Broad Street
                                                 Columbus, OH  43215



--------------------------------------------------------------------------------


                                                                             39.