Form 10KSB, Exhibit 13
period 2002-06-30
INDIAN VILLAGE BANCORP INC
filed 2002-09-30
CIK 1081338

EXHIBIT 13







                          INDIAN VILLAGE BANCORP, INC.

                       2002 ANNUAL REPORT TO SHAREHOLDERS

                                    CONTENTS

LETTER TO SHAREHOLDERS .............................................        2

BUSINESS OF INDIAN VILLAGE BANCORP, INC.............................        3

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND
  OTHER DATA........................................................        4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS...............................        6

REPORT OF INDEPENDENT AUDITORS .....................................       16

CONSOLIDATED FINANCIAL STATEMENTS

      CONSOLIDATED BALANCE SHEETS ..................................       17

      CONSOLIDATED STATEMENTS OF INCOME ............................       18

      CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)........       19

      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY ..............       20

      CONSOLIDATED STATEMENTS OF CASH FLOWS ........................       21

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...................       22

ANNUAL MEETING......................................................       39

STOCK LISTING.......................................................       39

PRICE RANGE OF COMMON STOCK AND DIVIDENDS...........................       39

SHAREHOLDER AND GENERAL INQUIRES....................................       39

TRANSFER AGENT......................................................       39

ANNUAL REPORT ON FORM 10-KSB........................................       39

CORPORATE INFORMATION...............................................       40


--------------------------------------------------------------------------------

Dear Shareholders:

On behalf of our Directors, Officers and employees, it is with a great deal of pleasure to present to you the Indian Village Bancorp, Inc 2002 annual report to shareholders. For Indian Village, 2002 was a year of growth and challenge. In fiscal 2002, total assets increased by 15.0%, net loans increased by 8.7%, total deposits increased by 16.6%, and the total number of deposit accounts increased by 3.0%.

We had many accomplishments in fiscal 2002 including the implementation of our "Quick Call" telephone banking service. "Quick Call" allow our customers to benefit by having complete account access 24 hours a day. Our customers also were pleased with several new deposit products offered in 2002 including a "Super 10 Money Market Account", a "Two-Step" Certificate of Deposit, and a "Freedom" Certificate of Deposit. All of these products allow our customers to protect themselves against rising interest rates.

The most significant challenge that we faced in fiscal 2002 was the decision by the Board of Directors and Management to make a specific provision for loan losses in the 4th quarter of fiscal 2002. Basic earnings per share for fiscal year 2002 would have been $1.52 per share excluding this specific provision and would have represented the strongest yearly earnings in Indian Village's history. The decision to make the specific provision stemmed primarily from the bankruptcy filing of a large commercial borrower. The Board of Directors and Management felt it necessary to make the specific provision adequate to cover probable losses that may occur from this relationship. Indian Village's basic earnings per share was $0.63 for fiscal 2002 which represents a strong year of earnings despite the specific provision for loan losses.

Our fiscal 2003 plan anticipates improved earnings growth, improved operating efficiencies, continued deposit and loan growth, improved credit quality on loans, and implementation of a new technology teller platform. Our priorities for fiscal 2003 include the continued monitoring of expenses, implementation of a secondary market program, a strengthened loan review program, and an upgrade in hardware and software equipment to allow us to better serve our customers.

We are committed to operate as an independent community bank, excelling in service to our customers and enhancing shareholder value. Our commitment is to pay a competitive return on your investment and increase the value of your investment. We want you to not only be a shareholder but also a customer because we believe that this will represent a long-term winning combination. Please do not hesitate to let us know how we can better serve you.

Thank you for your support and investment in Indian Village Bancorp.

Sincerely,


/s/ Marty R. Lindon
Marty R. Lindon
President and CEO


--------------------------------------------------------------------------------

BUSINESS OF INDIAN VILLAGE BANCORP, INC.

Indian Village Bancorp, Inc. ("IVB"), a unitary thrift holding Corporation incorporated under the laws of the Commonwealth of Pennsylvania, owns all of the issued and outstanding common shares of Indian Village Community Bank ("Bank"), a state chartered stock savings bank, and is the sole member of Delaware Valley Title, LLC ("Title Company"), together referred to as the Corporation. IVB's activities have been limited primarily to holding the common shares of the Bank.

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

As a savings and loan holding Corporation, IVB is subject to regulation, examination and oversight by the Office of Thrift Supervision of the United States Department of the Treasury ("OTS"). As a state chartered stock savings bank, the Bank is subject to regulation, examination and oversight by the State of Ohio and the FDIC. The Bank is also a member of the FHLB of Cincinnati.


--------------------------------------------------------------------------------

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding the Corporation at the dates and for the periods indicated. Because the conversion of the Bank from a mutual to a stock savings bank was completed on July 1, 1999, information for the 1998 fiscal year end is for the Bank.



Selected Financial Condition                                  At June 30,                         At December 31,
----------------------------                    -------------------------------------        ----------------------
  and Other Data:                                2002            2001           2000           1999          1998
  --------------                                -------        -------        -------        -------        -------
                                                          (Dollars in thousands)
Total amount of:
     Assets                                     $85,328        $74,217        $65,644        $59,362        $40,024
     Cash and cash equivalents                    1,605          3,499          1,087          1,340            797
     Loans, net (1)                              52,480         48,289         40,799         37,291         31,274
     Securities available for sale               25,721         17,014         20,061         17,074          6,195
     Deposits                                    51,957         44,617         36,586         33,153         30,866
     Federal Home Loan Bank
       advances                                  24,826         21,200         20,250         17,200          4,000
     Shareholders' equity (2)                     8,263          8,127          8,657          8,749          5,102
     Real estate owned, net                          70             70            118            118            122
     Nonperforming assets and
       troubled debt restructurings               2,115          1,013            445            468            473
Number of full-service offices                        2              2              2              2              1



Selected Operations Data:                                                    Six months
                                                      Year ended               ended               Year ended
                                                       June 30,               June 30,             December 31,
                                                ----------------------        -------        ----------------------
                                                  2002          2001            2000           1999           1998
                                                -------        -------        -------        -------        -------
                                                          (Dollars in thousands, except per share amounts)

Interest income                                 $ 5,098        $ 5,079        $ 2,340        $ 3,612        $ 3,020
Interest expense                                  3,267          3,378          1,397          1,974          1,666
                                                -------        -------        -------        -------        -------
Net interest income                               1,831          1,701            943          1,638          1,354
Provision for loan losses                           519             32              5             14             60
                                                -------        -------        -------        -------        -------
Net interest income after
  provision for loan losses                       1,312          1,669            938          1,624          1,294
Noninterest income                                  364            283             28             42             29
Noninterest expense                               1,547          1,552            828          1,197            950
                                                -------        -------        -------        -------        -------
Income before income taxes                          129            400            138            469            373
Income tax expense (benefit)                       (103)            62              7            181            127
                                                -------        -------        -------        -------        -------
Net income                                      $   232        $   338        $   131        $   288        $   246
                                                =======        =======        =======        =======        =======

Basic earnings per share (3)                    $   .63        $   .90        $   .32        $   .31
                                                =======        =======        =======        =======
Diluted earnings per share (3)                  $   .62        $   .90        $   .32        $   .31
                                                =======        =======        =======        =======
Dividends per share (3)                         $  .345        $  2.28        $  .065        $    --
                                                =======        =======        =======        =======


--------------------------------------------------------------------------------




Selected Financial Ratios and
-----------------------------
  Other Data:
  -----------
                                                           At or for the          At or for the
                                                            year ended             six months    At or for the year ended
                                                              June 30,               ended              December 31,
                                                       ---------------------        June 30,     ------------------------
                                                        2002            2001          2000          1999          1998
                                                       ------          ------        ------        ------        ------
                                                                           (Dollars in thousands)

Performance Ratios:
     Return on assets (ratio of net
       income to average total assets)                   0.29%           0.48%         0.42%         0.60%         0.64%
     Return on equity (ratio of net
       income to average equity) (2)                     3.05            4.15          3.00          4.18          4.87
     Interest rate spread (4)                            2.43            2.15          2.61          2.96          3.09
     Net interest margin (5)                             2.73            2.66          3.23          3.56          3.68
     Noninterest expense to average
         assets                                          1.95            2.21          2.64          2.50          2.48
     Efficiency ratio (6)                               70.48           78.23         85.27         71.25         68.69
     Dividend pay-out ratio (7)                         54.76           31.11         20.31            --            --
     Net interest income after
         provision for loan losses to
         noninterest expense                            84.81          107.54        113.29        135.67        136.21
     Ratio of average interest-earning
         assets to average interest-bearing
         liabilities                                   102.15          110.24        112.50        113.85        113.04
Capital Ratios:
     Average equity to average
       assets (2)                                        9.61%          11.58%        13.93%        14.41%        13.20%
     Shareholders' equity to total
       assets at end of period (2)                       9.70           10.95         13.19         14.74         12.75
Asset Quality Ratios and Other Data:
     Nonperforming assets to average
         assets (8)                                      2.67%           1.44%         0.71%         0.98%         1.24%
     Nonperforming assets to total
       assets at end of period (8)                       2.48            1.36          0.68          0.79          1.18
     Nonperforming loans to gross
         loans (9)                                       3.84            1.94          0.79          0.90          1.04
     Allowance for loan losses to gross
         loans (9)                                       1.42            0.52          0.58          0.62          0.69
     Allowance for loan losses to
       nonperforming loans                              37.02           26.83         72.48         68.84         66.46
     Net charge-offs to average loans                    0.03            0.04            --            --          0.06
     Nonperforming loans                                2,045             943           327           337           328
     Nonperforming assets                               2,115           1,013           445           468           473


-----------------------

(1) Loans are shown net of net deferred loan fees and costs, loans in process and the allowance for loan losses.
(2) Consists solely of retained earnings and accumulated other comprehensive income at December 31, 1998.
(3) Earnings and dividends per share are not applicable for the year ended December 31, 1998. Earnings per share for 1999 was computed based on net income of the Corporation since its stock issuance on July 1, 1999. The dividends for 2001 include a $2.00 special distribution.
(4) The interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(5) The net interest margin represents net interest income as a percent of average interest-earning assets.
(6) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.
(7) Dividend pay-out ratio represents dividends declared per share divided by net income per share, excluding the $2.00 special dividend in 2001.
(8) Nonperforming assets consist of nonperforming loans and foreclosed assets. Nonperforming loans consist of all accruing loans 90 days or more past due and all nonaccrual loans.
(9)  Gross loans are stated at the unpaid principal balances.

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS

GENERAL

The following is management's analysis of the Corporation's consolidated financial condition and consolidated results of operations as of and for the year ended June 30, 2002, compared to the year ended June 30, 2001. This discussion is designed to provide a more comprehensive review of the operating results and financial position than could be obtained from an examination of the consolidated financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

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

Except as required by law or regulation, the Corporation does not undertake, and specifically disclaims, any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.



--------------------------------------------------------------------------------

FINANCIAL CONDITION

Total assets at June 30, 2002 were $85.3 million compared to $74.2 million at June 30, 2001, an increase of $11.1 million, or 15.0%. The increase in total assets consisted of an increase in securities available for sale of $8.7 million, an increase in net loans of $4.2 million, which was partially offset by a decrease in cash and cash equivalents of $1.9 million. The increase in assets was funded primarily by an increase in deposits of $7.3 million and an increase in Federal Home Loan Bank advances of $3.6 million. The increase in securities available for sale consisted primarily of an increase in adjustable rate mortgage-backed securities which increase in yield as rates increase. The increase in loans consisted primarily of an increase in fixed rate one- to four-family residential real estate loans of $5.2 million, which was partially offset by a decrease in consumer loans of $883,000. In management's opinion, these increases are reflective of a stable local economy and the Bank's strong reputation in residential lending.

The $883,000, or 12.9% decrease in the consumer loan portfolio between June 30, 2001 and June 30, 2002 consisted primarily of decreases in other consumer loans of $904,000. Consumer loans represented 11.2% and 14.1% of gross loans at June 30, 2002 and June 30, 2001, respectively. In management's opinion, consumer loans decreased due to competition from low-rate financing offered by auto manufacturers' finance companies.

Total deposits were $52.0 million on June 30, 2002 compared to $44.6 million at June 30, 2001, an increase of $7.4 million, or 16.6%. The increase in total deposits is primarily the result of increases in certificates of deposits totaling $5.0 million and an increase in money market accounts of $1.8 million. Management attributes the increase in overall deposits to aggressive pricing in our market area. Almost all certificates of deposit mature in less than three years with the majority maturing in the next year.

As a secondary source of liquidity, the Corporation obtains borrowings from the FHLB of Cincinnati, from which it held advances totaling $24.8 million at June 30, 2002 and $21.2 million at June 30, 2001. Due to continued loan demand and in order to better leverage the Corporation's capital, the Corporation used these funds to originate mortgage loans, as well as to provide for short-term liquidity needs. FHLB advances at June 30, 2002 consisted of $2.7 million in short-term variable-rate advances, $2.6 million in long-term fixed-rate advances and $19.5 million in long-term convertible fixed-rate advances. The long-term convertible advances have specified conversion dates ranging from one to five years at which the advances may be converted to a variable rate at the option of the FHLB. Additional advances may be obtained from the FHLB to fund future loan growth and liquidity as needed.

Nonperforming assets at June 30, 2002 consisted of $70,000 in real estate owned and $2.0 million of nonaccrual loans compared to $70,000 in real estate owned and $943,000 of nonaccrual loans at June 30, 2001. The increase in nonperforming assets was primarily the result of one borrower's loans being classified nonperforming. The borrower had total loans classified as nonperforming of $1.1 million at June 30, 2002. The Corporation is taking action against this particular borrower. This relationship is more completely described in the discussion of the provision for loan losses.

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

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 2002 TO THE YEAR ENDED JUNE 30, 2001

NET INCOME. Net income was $232,000 for the year ended June 30, 2002, compared to $338,000 for the year ended June 30, 2001. The decrease in net income for year ended June 30, 2002 over the prior period was primarily the result of an increase in provision for loan losses.

NET INTEREST INCOME. Net interest income totaled $1.8 million for the year ended June 30, 2002, as compared to $1.7 million for the year ended June 30, 2001, representing an increase of $130,000, or 7.6%. The change in net interest income between 2002 and 2001 is attributable to an increase in average net earning assets offset by a decrease in the yield on earning assets.

Interest and fees on loans increased approximately $391,000, or 10.7%, from $3.6 million for the year ended June 30, 2001 to $4.0 million for the year ended June 30, 2002. The increase in interest income over the prior period was due to a higher average balance of loans partially offset by a decrease in the yield earned as the result of declining interest rates during fiscal 2002.

Interest earned on securities totaled $1.0 million for the year ended June 30, 2002, as compared to $1.4 million, for the year ended June 30, 2001. The decrease in 2002 over the 2001 period was a result of a decrease in yield earned primarily because of the increase in non-taxable securities.

Interest on interest-bearing deposits and overnight deposits decreased to $10,000 for the year ended June 30, 2002, compared to $54,000 for the year ended June 30, 2001 due to lower average balances and declines in interest rates.

Interest paid on deposits decreased $119,000 for the year ended June 30, 2002, compared to the year ended June 30, 2001. The decrease in 2002 over 2001 was the result of a decrease in the cost of funds offset by an increase in a higher average balance of deposits.

Interest on FHLB advances totaled $1.3 million for both the year ended June 30, 2002 and the year ended June 30, 2001. The stability in 2002 compared to 2001 was the result of a higher average balance of borrowings offset by a decrease in the cost of funds. The additional borrowings were used to provide funding for loan demand and to better leverage the Corporation's capital.




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

The provision for loan losses for the year ended June 30, 2002 totaled $519,000 compared to $32,000, for the year ended June 30, 2001. The increase in the provision for the year ended June 30, 2002 was due to a specific provision in the amount of $460,000, which was primarily the result a large commercial borrowing relationship defaulting on its payments. The borrower, a modular and manufactured homes dealer, with a credit relationship totaling $1,095,000 as of June 30, 2002, filed chapter 7 bankruptcy as of July 29, 2002. Management conducted a review of the Corporation's collateral position and estimated that the Corporation may incur up to $417,000 in losses on this credit relationship due to lack of collateral or devaluation of collateral. The secured portion of this relationship is collateralized by new and used modular and manufactured homes inventory, receivables and equipment associated with the business. Management has retained legal counsel specializing in bankruptcy issues to advise the Corporation with regard to this matter. To date legal counsel has petitioned the court for a default judgment and to appoint a receiver to liquidate the assets of the business.

Another borrower in default, with a loan relationship totaling $644,000 as of June 30, 2002, filed chapter 11 bankruptcy and has missed the original deadline to file their reorganization plan with the court. The loans are secured with one-to-four family and multi-family residential properties. One property securing these loans was sold with the approval of the bankruptcy court and the Corporation was paid in full with interest to date. Based on current appraisals and valuations, Management anticipates that even if the reorganization plan fails to be implemented or the status of the bankruptcy changes, the Corporation should sustain minimal loss from this credit. The Corporation intends to pursue all legal means of redress to minimize any loss.

Although no assurances can be given, Management believes that the specific provision in the amount of $460,000 is sufficient to cover probable losses that may occur on both of these relationships.

The Corporation experienced net charge-offs of $15,000 during the year ended June 30, 2002 and $16,000 during the year ended June 30, 2001. The Corporation's low charge-off history is the product of a variety of factors, including the Corporation's underwriting guidelines, which generally require loan-to-value or projected completed value ratio of 80% for the purchase or construction of one- to four-family residential properties and 75% for commercial real estate and land loans, established income information and defined ratios of debt to income. Despite this history, the corporation cannot give any assurances as to the level of future charge-offs. The allowance for loan losses totaled $757,000, or 1.42% of gross loans, at June 30, 2002, compared with $253,000, or 0.52% of gross loans, at June 30, 2001.

NONINTEREST INCOME. Noninterest income includes service charges and other fees, net gains on sales of securities available for sale and other income. For the year ended June 30, 2002, noninterest income totaled $364,000 compared to $283,000 for the year ended June 30, 2001. During the 2002 period, the Corporation experienced an increase of $111,000 in the cash surrender value of bank-owned life insurance, versus a $38,000 increase in the prior period. Management attributes the net gains on sales of securities available for sale to the interest rate environment experienced during fiscal 2002 and does not consider such gains as a recurring source of income.



--------------------------------------------------------------------------------

NONINTEREST EXPENSE. Noninterest expense decreased $5,000 from the year ended June 30, 2001 compared to the year ended June 30, 2002. The decrease in noninterest expense during the 2002 period was primarily in professional and consulting fees and other miscellaneous expense. The decrease in noninterest expense in the 2002 period as compared to the 2001 period is attributed to management's continued efforts to control overhead expense.

INCOME TAX EXPENSE. The volatility of income tax expense is primarily attributable to the change in income before income taxes. The income tax benefit totaled $103,000 for the year ended June 30, 2002 compared to an expense of $62,000 for the year ended June 30, 2001. The decrease in the provision for income taxes experienced in the 2002 period was the result of an increase in tax-exempt interest income and a decrease in income before income taxes.





--------------------------------------------------------------------------------

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



                                                        Year ended                                      Year ended
                                                       June 30, 2002                                   June 30, 2001
                                             -----------------------------------               -------------------------------
                                              Average         Interest    Average              Average      Interest   Average
                                            outstanding        earned/    yield/             outstanding     earned/    yield/
                                              balance           paid       rate                balance        paid       rate
                                             --------          -------    ------               --------      -------    ------

(Dollars in thousands)
Interest-earning assets:
   Loans(1)                                  $ 51,224          $ 4,039      7.88%              $ 44,887      $ 3,648      8.13%
   Investment securities(2):
     Taxable                                   13,561              769      5.67                 18,230        1,241      6.85
     Non-taxable(3)                             6,850              423      6.18                  2,576          206      8.04
   Interest-bearing deposits and
     federal funds sold                           723               10      1.38                    971           54      5.56
                                             --------          -------                         --------      -------
     Total interest-earning assets             72,358            5,242      7.24                 66,664        5,149      7.74
                                                               -------                                       -------
Noninterest-earning assets                      6,828                                             3,640
                                             --------                                          --------
     Total assets                            $ 79,186                                          $ 70,304
                                             ========                                          ========

Interest-bearing liabilities:
   Demand deposits                           $  3,832               28      0.73               $  1,696           43      2.54
   Savings accounts                             4,943              109      2.21                  5,020          151      3.01
   Money market accounts                        5,201              131      2.51                  2,857          122      4.27
   Certificates of deposit                     33,791            1,729      5.12                 29,637        1,800      6.07
                                             --------          -------                         --------      -------
     Total deposits                            47,767            1,997      4.18                 39,210        2,116      5.40
   FHLB advances                               23,069             1270      5.51                 21,260        1,262      5.94
                                             --------          -------                         --------      -------
     Total interest-bearing
       Liabilities                             70,836            3,267      4.61                 60,470        3,378      5.59
                                                               -------                                       -------
Noninterest-bearing liabilities                   742                                             1,695
                                             --------                                          --------
     Total liabilities                         71,578                                            62,165
Equity                                          7,608                                             8,139
                                             --------                                          --------
     Total liabilities and equity            $ 79,186                                          $ 70,304
                                             ========                                          ========

Net interest income;
  interest-rate spread(4)                                      $ 1,975      2.63%                            $ 1,771      2.15%
                                                               =======      ====                             =======    =-====

Net interest margin(5)                                                      2.73%                                         2.66%
                                                                            ====                                        ======

Average interest-earning assets to
  interest-bearing liabilities                                            102.15%                                       110.24%
                                                                          ======                                        ======


-----------------------

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

                                                        Year ended June 30, 2002
                                                         compared to year ended
                                                             June 30, 2001
                                                             -------------
                                                               Increase
                                                              (decrease)
                                                                due to
                                                                ------
                                                      Volume     Rate     Total
                                                      ------     ----     -----

Interest income attributable to:
     Loans                                            $ 502     $(111)    $ 391
     Investment securities:
         Taxable                                       (287)     (185)     (472)
         Non-taxable (1)                                213      (139)       74
     Interest-bearing deposits and
       federal funds sold                               (11)      (33)      (44)
                                                      -----     -----     -----

         Total interest-earning assets                $ 417     $(468)    $ (51)
                                                      =====     =====     =====

Interest expense attributable to:
     Demand deposits                                  $  30     $ (45)    $ (15)
     Savings accounts                                    (2)      (40)      (42)
     Money market accounts                               73       (64)        9
     Certificates of deposit                            234      (305)      (71)
     FHLB advances                                      103       (95)        8
                                                      -----     -----     -----

         Total interest-bearing liabilities           $ 438     $(549)    $(111)
                                                      =====     =====     =====

Net interest income                                                       $  60
                                                                          =====
-------------------

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

At June 30, 2002, 2% of the present value of the Bank's assets was $1.7 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $1.5 million at June 30, 2002, the Bank would have been required to deduct approximately $124,000 (50% of the approximate $248,000 difference) from its capital in determining whether the Bank met its risk-based capital requirement. Regardless of such reduction, however, the Bank's risk-based capital at June 30, 2002, would still have exceeded the regulatory requirement by approximately $4.2 million.

Presented below, as of June 30, 2002, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. As illustrated in the table, the Bank's NPV is more sensitive to an increasing interest rate environment. The result principally occurs because, as rates rise, borrowers do not prepay adjustable-rate loans which reprice less frequently than on an annual basis, adjustable-rate loans with interest rate adjustment caps and fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest-rate environment, the amount of interest the Bank would receive on its loans would increase relatively slowly as loans are repaid and new loans are made at higher rates. However, the interest the Bank would pay on its deposit products would increase more rapidly because the deposit portfolio generally has shorter periods to repricing.



                                                                                        NPV as % of
                                                                                      Portfolio Value
                                       Net Portfolio Value                                Of Assets
                            ------------------------------------------           ----------------------------
       Change                                                                                     Basis Point
      in Rates              $ Amount       $ Change           % Change           NPV Ratio          Change
      --------              --------       --------           --------           ---------          ------
                                                 (Dollars in thousands)


        200                  $6,492         $(1,501)            (19)%              8.00%             (114)bp
        100                  $7,276         $  (717)             (9)               8.63               (51)
       Static                $7,993              --              --                9.14                --
       (100)                 $8,186         $   193               2                9.06                (8)
       (200)                 $7,991         $    (2)             --                8.61               (53)



--------------------------------------------------------------------------------

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

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2002, and June 30, 2001.

                                                         Year Ended  Year Ended
                                                          June 30,    June 30,
                                                            2002        2001
                                                          --------    ---------
                                                             (In thousands)

Net income                                                $    232     $    338
Adjustments to reconcile net income to
  net cash from operating activities                           511         (156)
                                                          --------     --------
Net cash from operating activities                             743          182
Net cash from investing activities                         (13,479)      (5,557)
Net cash from financing activities                          10,842        7,787
                                                          --------     --------
Net change in cash and cash equivalents                     (1,894)       2,412
Cash and cash equivalents at beginning of period             3,499        1,087
                                                          --------     --------
Cash and cash equivalents at end of period                $  1,605     $  3,499
                                                          ========     ========

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


--------------------------------------------------------------------------------

The following table summarizes regulatory capital requirements and the Bank's actual capital at June 30, 2002.



                                                                                        Excess of Actual
                                                                                      Capital Over Current
                                    Actual Capital          Current Requirement            Requirement
                               ----------------------     ----------------------     ----------------------   Applicable
                               Amount         Percent     Amount         Percent     Amount         Percent   Asset Total
                               ------         -------     ------         -------     ------         -------   -----------
                                                             (Dollars in thousands)

Tangible Capital              $ 7,710           9.0%      $ 1,287          1.5%      $ 6,423          7.5%      $85,778
Core Capital                    7,710           9.0         3,531          4.0         4,279          5.0        85,778
Total Risk-based
  Capital                       8,467          16.4         4,121          8.0         4,346          8.4        51,510


An application must be submitted and approval from the State of Ohio Superintendent of Savings Banks must be obtained by the Bank if the proposed distribution would cause total distributions for that fiscal year to exceed net income for that year to date plus the Bank's retained net income for the preceding two years. In addition, as a subsidiary of a savings and loan holding Corporation regulated by the OTS, the Bank must file a notice with the OTS prior to the declaration of a dividend.

IMPACT OF NEW ACCOUNTING STANDARDS

New Accounting Pronouncements: A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired Corporation must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under another new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of these standards did not effect the Corporation's financial statements, as the Corporation does not have any intangible assets.

In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which amends SFAS No. 121 by addressing business segments accounted for as a discontinued operation under Accounting Principles Board Opinion No. 30. This Statement is effective for fiscal years beginning after December 15, 2001. The impact on the Corporation's financial statements of adopting this standard was not material.


--------------------------------------------------------------------------------

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Indian Village Bancorp, Inc.
Gnadenhutten, Ohio

We have audited the accompanying consolidated balance sheets of Indian Village Bancorp, Inc. as of June 30, 2002 and 2001, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Indian Village Bancorp, Inc. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.





                                   /s/ Crowe, Chizek and Corporation LLP

Columbus, Ohio
July 23, 2002


--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS
                             June 30, 2002 and 2001
           (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------




                                                                                    2002                 2001
                                                                                  --------             --------

ASSETS

Cash and due from banks                                                           $  1,107             $  1,238
Interest-bearing deposits in other banks                                               498                2,261
                                                                                  --------             --------
     Total cash and cash equivalents                                                 1,605                3,499
Securities available for sale at fair value                                         25,721               17,014
Loans, net of allowance for loan losses                                             52,480               48,289
Premises and equipment, net                                                          1,428                1,504
Real estate owned                                                                       70                   70
Federal Home Loan Bank stock                                                         1,294                1,207
Bank-owned life insurance                                                            2,149                2,038
Accrued interest receivable                                                            461                  444
Other assets                                                                           120                  152
                                                                                  --------             --------

         Total assets                                                             $ 85,328             $ 74,217
                                                                                  ========             ========


LIABILITIES

Deposits                                                                          $ 51,957             $ 44,617
Federal Home Loan Bank advances                                                     24,826               21,200
Accrued interest payable                                                               122                  116
Other liabilities                                                                      160                  157
                                                                                  --------             --------
     Total liabilities                                                              77,065               66,090

SHAREHOLDERS' EQUITY

Preferred stock, $.01 par value, 1,000,000 shares authorized,
  none outstanding                                                                      --                   --
Common stock, $.01 par value, 5,000,000 shares authorized,
  445,583 shares issued                                                                  4                    4
Additional paid-in captial                                                           3,255                3,245
Retained earnings                                                                    5,838                5,730
Unearned employee stock ownership plan shares                                         (341)                (371)
Treasury stock, at cost, 43,444 shares at June 30, 2002 and 2001                      (514)                (514)
Accumulated other comprehensive income                                                  21                   33
                                                                                  --------             --------
     Total shareholders' equity                                                      8,263                8,127
                                                                                  --------             --------

         Total liabilities and shareholders' equity                               $ 85,328             $ 74,217
                                                                                  ========             ========


--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                        CONSOLIDATED STATEMENTS OF INCOME
                       Years Ended June 30, 2002 and 2001
           (Dollars in thousands, except share and per share amounts)

--------------------------------------------------------------------------------



                                                                                2002                    2001
                                                                               -------                -------

INTEREST AND DIVIDEND INCOME
     Loans, including fees
         Taxable                                                               $ 3,987                $ 3,603
         Tax-exempt                                                                 52                     45
     Securities
         Taxable                                                                   770                  1,241
         Tax-exempt                                                                279                    136
     Interest-bearing deposits and Federal funds sold                               10                     54
                                                                               -------                -------
         Total interest income                                                   5,098                  5,079

INTEREST EXPENSE
     Deposits                                                                    1,997                  2,116
     Federal Home Loan Bank advances                                             1,270                  1,262
                                                                               -------                -------
         Total interest expense                                                  3,267                  3,378
                                                                               -------                -------

NET INTEREST INCOME                                                              1,831                  1,701
Provision for loan losses                                                          519                     32
                                                                               -------                -------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                              1,312                  1,669

NONINTEREST INCOME
     Service charges and other fees                                                102                     85
     Gain on sale of securities available for sale, net                            139                    153
     Gain on real estate owned                                                      --                      1
     Increase in cash surrender value of life insurance                            111                     38
     Other income                                                                   12                      6
                                                                               -------                -------
         Total noninterest income                                                  364                    283

NONINTEREST EXPENSE
     Salaries and employee benefits                                                743                    732
     Occupancy and equipment                                                       197                    193
     Professional and consulting fees                                              100                    130
     Franchise taxes                                                                92                     70
     Data processing                                                                97                     82
     Director and committee fees                                                    66                     66
     Other expense                                                                 252                    279
                                                                               -------                -------
         Total noninterest expense                                               1,547                  1,552
                                                                               -------                -------

INCOME BEFORE INCOME TAXES                                                         129                    400

Income tax expense (benefit)                                                      (103)                    62
                                                                               -------                -------

NET INCOME                                                                     $   232                $   338
                                                                               =======                =======

BASIC EARNINGS PER COMMON SHARE                                                $   .63                $   .90
                                                                               =======                =======

DILUTED EARNINGS PER COMMON SHARE                                              $   .62                $   .90
                                                                               =======                =======


--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                       Years Ended June 30, 2002 and 2001
           (Dollars in thousands, except share and per share amounts)

--------------------------------------------------------------------------------




                                                                             2002                2001
                                                                             ----                ----
NET INCOME                                                                   $ 232               $ 338

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
     Unrealized gains (losses) on securities available for sale
       arising during period                                                    78                 395
     Reclassification adjustment for accumulated (gains)
       losses included in net income                                           (90)               (101)
                                                                             -----               -----
         Net unrealized gains (losses) on securities                           (12)                294

COMPREHENSIVE INCOME                                                         $ 220               $ 632
                                                                             =====               =====



-------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                          INDIAN VILLAGE BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       Years Ended June 30, 2002 and 2001
           (Dollars in thousands, except share and per share amounts)

--------------------------------------------------------------------------------


                                                                                                       Unrealized
                                                                                                       Gain (Loss)
                                                      Additional              Unearned                on Securities
                                            Common     Paid-In    Retained      ESOP      Treasury      Available
                                             Stock     Capital    Earnings     Shares      Stock         for Sale       Total
                                             -----     -------    --------     ------      -----         --------       -----
BALANCE AT JULY 1, 2000                    $     4    $ 4,022     $ 5,498     $  (333)    $  (273)    $  (261)         $ 8,657
Net income for the period                       --         --         338          --          --          --              338
Other comprehensive
  income (loss)                                 --         --          --          --          --         294              294
Cash dividend - $0.28 per share                 --         --        (106)         --          --          --             (106)
Special Distribution - $2.00 per share          --       (780)         --         (67)         --          --             (847)
Purchase of 21,165 shares of
  treasury stock                                --         --          --          --        (241)         --             (241)
Release of 2,691 ESOP shares                    --          3          --          29          --          --               32
                                           -------    -------     -------     -------     -------     -------          -------

BALANCE, JUNE 30, 2001                           4      3,245       5,730        (371)       (514)         33            8,127

Net income for the period                       --         --         232          --          --          --              232
Other comprehensive
  income (loss)                                 --         --          --          --          --         (12)             (12)
Cash dividend - $.345 per share                 --         --        (124)         --          --          --             (124)
Release of 2,952 ESOP shares                    --         10          --          30          --          --               40
                                           -------    -------     -------     -------     -------     -------          -------

BALANCE, JUNE 30, 2002                     $     4    $ 3,255     $ 5,838     $  (341)    $  (514)    $    21          $ 8,263
                                           =======    =======     =======     =======     =======     =======          =======


--------------------------------------------------------------------------------

           See accompanying notes to consolidated financial statements

                          INDIAN VILLAGE BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       Years Ended June 30, 2002 and 2001
                                 (In thousands)

-------------------------------------------------------------------------------

                                                                             Year                   Year
                                                                             Ended                  Ended
                                                                         June 30, 2002          June 30, 2001
                                                                         -------------          -------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                            $    232              $    338
     Adjustments to reconcile net income to net cash from
       operating activities:
         Depreciation                                                           117                   114
         Premium amortization, net of accretion                                 128                  (148)
         Provision for loan losses                                              519                    32
         Federal Home Loan Bank stock dividends                                 (67)                  (84)
         Increase in cash surrender value of life insurance                    (111)                  (38)
         (Gain) loss on sale of securities available for sale                  (139)                 (153)
         (Gain) on real estate owned                                             --                    (1)
         Compensation expense on ESOP shares                                     40                    32
         Net change in:
              Accrued interest receivable and other assets                       15                   (15)
              Accrued expenses and other liabilities                              9                   105
                                                                           --------              --------
                  Net cash from operating activities                            743                   182

CASH FLOWS FROM INVESTING ACTIVITIES
     Net change in time deposits                                                 --                   200
     Purchases of securities available for sale                             (31,626)              (19,768)
     Proceeds from sales of securities available for sale                    17,888                19,975
     Proceeds from maturities of securities available for sale                5,025                 3,587
     Purchase of bank-owned life insurance                                       --                (2,000)
     Net change in loans                                                     (4,705)               (7,597)
     Premises and equipment expenditures, net                                   (41)                  (54)
     Proceeds from sale of real estate owned                                     --                   124
     Purchases of Federal Home Loan Bank stock                                  (20)                  (24)
                                                                           --------              --------
              Net cash from investing activities                            (13,479)               (5,557)

CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in deposits                                                   7,340                 8,031
     Net change in short-term FHLB advances                                  (2,700)               (2,250)
     Repayment of long-term FHLB advances                                        --                (5,000)
     Proceeds from long-term FHLB advances                                    2,626                 8,200
     Cash dividends paid                                                       (124)                 (106)
     Special distribution                                                        --                  (847)
     Purchases of treasury stock                                                 --                  (241)
                                                                           --------              --------
              Net cash from financing activities                             10,842                 7,787
                                                                           --------              --------

Net change in cash and cash equivalents                                      (1,894)                2,412
Cash and  cash equivalents at beginning of year                               3,499                 1,087
                                                                           --------              --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $  1,605              $  3,499
                                                                           ========              ========

--------------------------------------------------------------------------------

           See accompanying notes to consolidated financial statements

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001
     (Table dollar amounts in thousands, except share and per share amounts)
-------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of Indian Village Bancorp, Inc. ("IVB") and its wholly-owned subsidiaries, Indian Village Community Bank ("Bank"), a state chartered bank, and Delaware Valley Title, LLC (the "Title Company")., together referred to as the "Corporation." The Title Company, which was formed on September 12, 2001, did not have any significant assets or activity as of or for the year ended June 30, 2002. Intercompany accounts and transactions have been eliminated in consolidation.

The Bank's revenues, operating income and assets are primarily from the financial institution industry. The Bank is engaged in the business of residential mortgage, commercial and consumer lending and consumer banking with operations conducted through its main office located in Gnadenhutten, Ohio and a branch office located in New Philadelphia, Ohio. These communities and the contiguous areas are the source of substantially all the Bank's loan and deposit activities. The majority of the Bank's income is derived from residential, commercial and consumer lending activities and investments.

Business Segments: While the Corporation's chief decision-makers monitor the revenue streams of the various Corporation products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the Corporation's banking operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect amounts reported in the financial statements and disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions with original maturities less than 90 days and Federal funds sold. Net cash flows are reported for loan and deposit transactions.

The Corporation paid interest of $3,261,000 for the year ended June 30, 2002, and $3,499,000 for the year ended June 30, 2001. The Corporation did not pay any income taxes for the year ended June 30, 2002, but paid $12,000 for the year ended June 30, 2001. Noncash transactions during the year ended June 30, 2001, included transfers of $75,000 from loans to other real estate owned. There were no noncash transactions in the year ended June 30, 2002.

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

--------------------------------------------------------------------------------

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001
     (Table dollar amounts in thousands, except share and per share amounts)
-------------------------------------------------------------------------------



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Stock Compensation: Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for options grants, using an option pricing model to estimate fair value.

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


--------------------------------------------------------------------------------

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001
     (Table dollar amounts in thousands, except share and per share amounts)
-------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Concentration of Credit Risk: The Bank grants primarily one- to four-family residential mortgage loans to customers in Tuscarawas County, Ohio. These customers' ability to honor their contracts depends, to a certain extent, on the economic conditions of Tuscarawas County. The Bank evaluates each customer's creditworthiness on a case-by-case basis at the time of application. One- to four-family residential mortgage loans comprise approximately 73% and 69% of the Bank's loan portfolio as of June 30, 2002 and 2001, respectively.

Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale. These are recognized as a separate component of equity.

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

New Accounting Pronouncements: In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which amends SFAS No. 121 by addressing business segments accounted for as a discontinued operation under Accounting Principles Board Opinion No. 30. This Statement is effective for fiscal years beginning after December 15, 2001. The impact on the Corporation's financial statements of adopting this standard was not material.


--------------------------------------------------------------------------------

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001
     (Table dollar amounts in thousands, except share and per share amounts)
-------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications: Reclassifications of certain amounts in the 2001 financial statements have been made to conform to the 2002 presentation.

NOTE 2 - SECURITIES AVAILABLE FOR SALE

The unrealized gains and losses and estimated fair values of securities available for sale are summarized as follows:


                                                             Gross            Gross
                                                          Unrealized       Unrealized        Fair
                                                             Gains           Losses          Value
                                                             -----           ------          -----
     June 30, 2002
     -------------
     Obligations of states and
       political subdivisions                              $     78         $    (43)      $  6,081
     Corporate debt securities                                   26               --            966
     Mortgage-backed securities                                  91              (41)        17,274
     Equity securities                                           --              (78)         1,400
                                                           --------         --------       --------

                                                           $    195         $   (162)      $ 25,721
                                                           ========         ========       ========

     June 30, 2001
     -------------
     Obligations of states and
       political subdivisions                              $     35         $    (78)      $  5,102
     Corporate debt securities                                    5               --            502
     Mortgage-backed securities                                 126              (38)        10,011
     Equity securities                                            1               (1)         1,399
                                                           --------         --------       --------

                                                           $    167         $   (117)      $ 17,014
                                                           ========         ========       ========


During the year ended June 30, 2002, the Corporation sold securities available for sale for total proceeds of $17,888,000, resulting in gross realized gains of approximately $157,000 and gross realized losses of approximately $18,000. During the year ended June 30, 2001, the Corporation sold securities available for sale for total proceeds of $19,975,000, resulting in gross realized gains of approximately $167,000 and gross realized losses of approximately $14,000.


--------------------------------------------------------------------------------

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001
     (Table dollar amounts in thousands, except share and per share amounts)
-------------------------------------------------------------------------------

NOTE 2 - SECURITIES AVAILABLE FOR SALE  (Continued)

The estimated fair values of debt securities available for sale at June 30, 2002, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                                              Fair Value
                                                              ----------
           Due after one year through five years               $    105
           Due after five years through ten years                 1,546
           Due after ten years                                    5,396
           Mortgage-backed securities                            17,274
                                                               --------
                                                               $ 24,321
                                                               ========

At June 30, 2002 and 2001, securities with a carrying value of $535,000 and $1,684,000 were pledged to secure FHLB advances.

NOTE 3 - LOANS

Loans are summarized as follows:

                                                                         June 30,            June 30,
                                                                           2002                2001
                                                                           ----                ----
           Real estate loans:
                One- to four-family residential                         $ 38,898             $ 33,698
                Multi-family residential                                   2,392                2,339
                Nonresidential                                             2,476                2,576
                Construction                                               1,863                1,488
                Land                                                         610                  388
                                                                        --------             --------
                                                                          46,239               40,489
           Consumer loans:
                Home equity loans and lines of credit                      2,096                2,190
                Home improvement                                           1,346                1,125
                Automobile                                                 1,463                1,409
                Loans on deposit accounts                                    312                  459
                Unsecured                                                    187                  200
                Other                                                        556                1,460
                                                                        --------             --------
                                                                           5,960                6,843

           Commercial business loans                                       1,100                1,277
                                                                        --------             --------

                                                                          53,299               48,609
           Less:
                Net deferred loan fees and costs                             (62)                 (66)
                Loans in process                                              --                   (1)
                Allowance for loan losses                                   (757)                (253)
                                                                        --------             --------

                                                                        $ 52,480             $ 48,289
                                                                        ========             ========

-------------------------------------------------------------------------------

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001
     (Table dollar amounts in thousands, except share and per share amounts)
-------------------------------------------------------------------------------

NOTE 3- LOANS (Continued)

Activity in the allowance for loan losses was as follows:

                                                      Year         Year
                                                      Ended        Ended
                                                     June 30,    June 30,
                                                      2002         2001
                                                      ----         ----

        Balance at beginning of period              $   253      $   237
        Provision for losses                            519           32
        Charge-offs                                     (15)         (16)
        Recoveries                                       --           --
                                                    -------      -------

        Balance at end of period                    $   757      $   253
                                                    =======      =======

Nonaccrual loans totaled approximately $2,045,000 and $943,000 at June 30, 2002 and 2001. Interest not recognized on nonaccrual loans totaled approximately $121,000 for the year ended June 30, 2002, and $43,000 for the year ended June 30, 2001. The Bank had $1,224,900 of loans that were identified by management as impaired as of June 30, 2002. No individual loans were identified as impaired at June 30, 2001. No loans were past due more than 90 days still accruing interest at June 30, 2002 or 2001 or during the year ended June 30, 2002 or 2001.

Impaired loans were as follows.

                                                        2002       2001
                                                        ----       ----

   Year-end loans with no allocated allowance
      for loan losses                                   $    --    $    --
   Year-end loans with allocated allowance
      for loan losses                                   1,225           --
                                                        -------    -------
         Total                                          $ 1,225    $    --
                                                        =======    =======

         Amount of the allowance for loan losses
      allocated                                         $   571    $    --



   Average of impaired loans during the year            $    12    $    --
   Interest income recognized during impairment              --         --
   Cash-basis interest income recognized                     --         --


A summary of activity on related party loans is as follows:

                                                       Year Ended
                                                      June 30, 2002
                                                      -------------
           Beginning balance                             $  423
           New loans                                        120
           Principal repayments                             (35)
                                                         ------

           Ending balance                                $  508
                                                         ======



--------------------------------------------------------------------------------

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001
     (Table dollar amounts in thousands, except share and per share amounts)
-------------------------------------------------------------------------------

NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

                                                   June 30,    June 30,
                                                     2002        2001
                                                     ----        ----

           Land                                    $   260     $   260
           Buildings and improvements                1,187       1,180
           Furniture, fixtures, and equipment          579         545
           Automobiles                                  17          17
                                                   -------     -------
                Total cost                           2,043       2,002
           Accumulated depreciation                   (615)       (498)
                                                   -------     -------

                                                   $ 1,428     $ 1,504
                                                   =======     =======


Depreciation expense was $117,000 and $114,000, for the years ended June 30, 2002 and 2001, respectively.

NOTE 5 - DEPOSITS

Deposits consisted of the following:

                                                      June 30,     June 30,
                                                        2002         2001
                                                        ----         ----

      Non-interest bearing demand deposit accounts    $ 1,557      $ 1,517
      NOW accounts                                      2,579        2,276
      Money market accounts                             6,007        4,226
      Savings accounts                                  5,087        4,831
      Certificates of deposit                          36,727       31,767
                                                      -------      -------

                                                      $51,957      $44,617
                                                      =======      =======


The aggregate amount of certificates of deposit accounts with balances of $100,000 or more at June 30, 2002 and 2001 was $6,789,000 and $3,977,000.
Deposits greater than $100,000 are not federally insured.

At June 30, 2002, the scheduled maturities of time deposits were as follows:

         Year ended June 30,  2003           $  18,784
                              2004               7,438
                              2005               6,134
                              2006               1,680
                              2007               2,691
                                             ---------

                                             $  36,727
                                             =========


-------------------------------------------------------------------------------

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001
     (Table dollar amounts in thousands, except share and per share amounts)
-------------------------------------------------------------------------------

NOTE 5 - DEPOSITS (Continued)

Directors and officers of the Corporation are customers of the Bank in the ordinary course of business. At June 30, 2002 and 2001, deposits from officers and directors of the Corporation totaled approximately $537,000 and $456,000.

NOTE 6 - FEDERAL HOME LOAN BANK ADVANCES

Outstanding Federal Home Loan Bank advances are summarized as follows:

                                                                                   June 30,          June 30,
                                                                                     2002              2001
                                                                                     ----              ----
     Short-term cash management advances                                          $ 2,700            $    --
     Convertible advances, rates ranging from 5.53% to 6.23%                       19,500             19,500
     Fixed-rate advance, rate of 6.35%                                                700                700
     Variable-rate advance, rate of 4.83%                                              --              1,000
     Mortgage-matched advances, rates ranging from 4.40% to 4.60%                   1,926                 --
                                                                                  -------            -------

                                                                                  $24,826            $21,200
                                                                                  =======            =======

Principal repayments are due as follows:

                        2003                $  2,700
                        2004                      --
                        2005                      --
                        2006                     700
                        2007                      --
                        Thereafter            21,426
                                            --------

                        Total               $ 24,826
                                            ========

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


-------------------------------------------------------------------------------

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001
     (Table dollar amounts in thousands, except share and per share amounts)
-------------------------------------------------------------------------------

NOTE 7 - INCOME TAXES

The provision for federal income tax consisted of the following components:

                                                 Year          Year
                                                 Ended         Ended
                                                June 30,      June 30,
                                                 2002          2001
                                                 ----          ----

         Current tax expense                    $    33       $   37
         Deferred tax expense                      (136)          25
                                                -------       ------

                                                $  (103)      $   62
                                                =======       ======

The difference between the financial statement income tax expense and amounts computed by applying the statutory federal income tax rate of 34.0% to income before income taxes was as follows:

                                                 Year         Year
                                                 Ended        Ended
                                                June 30,     June 30,
                                                  2002         2001
                                                  ----         ----
         Income taxes computed at the
           statutory tax rate on pretax
           income                               $    44       $   136
         Tax effect of:
              Tax-exempt income                     (91)          (51)
              Nondeductible expenses and other      (56)          (23)
                                                -------       -------

                                                $  (103)      $    62
                                                =======       =======

The sources of gross deferred tax assets and gross deferred tax liabilities were as follows:


                                                        June 30,      June 30,
                                                          2002          2001
                                                          ----          ----
     Deferred tax assets:
          Allowance for loan losses                      $ 257         $  86
          Other                                             40            30
                                                         -----         -----
              Total deferred tax assets                    297           116
                                                         -----         -----

     Deferred tax liabilities:
          Depreciation                                     (46)          (49)
          FHLB stock dividends                             (87)          (64)
          Unrealized gain on securities available
            for sale                                       (11)          (17)
          Other                                            (36)          (12)
                                                         -----         -----
              Total deferred tax liabilities              (180)         (142)
                                                         -----         -----

              Net deferred tax asset (liability)         $ 117         $ (26)
                                                         =====         =====


-------------------------------------------------------------------------------

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001
     (Table dollar amounts in thousands, except share and per share amounts)
-------------------------------------------------------------------------------

NOTE 7 - INCOME TAXES (Continued)

The Corporation has not recorded a deferred tax liability of approximately $199,000 related to approximately $584,000 of cumulative special bad debt deductions, included in retained earnings, arising through 1987. If the Bank was liquidated, or would otherwise cease to be in the business of banking, or if tax laws were to change, this amount would be expensed.

NOTE 8 - RETIREMENT PLANS

Effective January 1, 2000, the Corporation implemented a 401(k) and profit sharing plan for all eligible employees. To be eligible, an individual must have at least one year of service and must be 21 or more years old. Eligible employees may contribute up to 15% of their compensation subject to a maximum statutory limitation. The Corporation matches 100% of those contributions up to a maximum of 3% of the participant's compensation. The Corporation may also make a discretionary contribution. Employee contributions are always 100% vested. Employer contributions become 100% vested after the participant completes six years of service. The expense related to this plan was approximately $34,000 for the year ended June 30, 2002 and $25,000 for the year ended June 30, 2001.

NOTE 9 - EMPLOYEE STOCK OWNERSHIP PLAN

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

ESOP compensation expense was $40,000 for the year ended June 30, 2002, and $32,000 for the year ended June 30, 2001. The ESOP shares as of June 30, 2002 and 2001 were as follows:

                                               June 30,     June 30,
                                                 2002         2001
                                                 ----         ----

          Shares released for allocation         8,495        5,543
          Unreleased shares                     33,401       36,353
                                               -------      -------

          Total ESOP shares                     41,896       41,896
                                               =======      =======

          Fair value of unreleased shares      $   484      $   422
                                               =======      =======


--------------------------------------------------------------------------------

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001
          (Table dollar amounts in thousands, except per share amounts)
-------------------------------------------------------------------------------

NOTE 9 - EMPLOYEE STOCK OWNERSHIP PLAN (Continued)

The ESOP provides for the repurchase of any stock distributed to a participant at its fair market value. The fair market value of the allocated shares subject to repurchase was approximately $123,000 and $64,000 at June 30, 2002 and 2001.

NOTE 10 - STOCK OPTIONS

In September 2001, 41,400 nonqualified options were granted to directors and officers and 3,000 qualified options were granted to employees of the Corporation under the 2000 Stock Based Incentive Plan. 250 options were forfeited during the year. The exercise price is the market price at the time of the grant. The maximum option term is ten years. The options vest ratably over five years.

                                                             Weighted
                                                              Average
                                                             Exercise
                                            Shares            Price
                                            ------            -----

     Options granted during the year        44,400            $12.10
     Weighted-average fair
       value of options granted
       during year                                             $1.71


Options outstanding at June 30, 2002 were as follows.

                       Outstanding                        Exerciseable
              -----------------------------        --------------------------
                           Weighted Average                          Weighted
Range of                       Remaining                              Average
Exercise                      Contractual                            Exercise
Prices        Number             Life              Number              Price
------        ------             ----              ------              -----

$12.10        44,150             9.25             8,830                12.10



-------------------------------------------------------------------------------

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001
     (Table dollar amounts in thousands, except share and per share amounts)
-------------------------------------------------------------------------------

NOTE  10 -  STOCK OPTIONS (Continued)

Had compensation cost for stock options been measured using FASB Statement No. 123, net income and earnings per share would have been the pro forma amounts indicated below.

                                                             June 30,
                                                               2002
                                                               ----
Net income as reported                                        $ 232

Pro forma net income                                            182

Basic earnings per share as reported                          $0.63
Pro forma basic earnings per share                            $0.50

Diluted earnings per share as reported                        $0.62
Pro forma diluted earnings per share                          $0.49

The pro forma effects are computed using option-pricing models, using the following weighted-average assumptions as of grant date.

     Risk-free interest rate                                4.73%
     Expected option life                                   10 years
     Expected stock price volatility                        6.68%
     Dividend yield                                         2.89%


NOTE 11 - COMMITMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

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

As of June 30, 2002, variable rate and fixed rate commitments to make loans or fund outstanding lines of credit amounted to approximately $1,631,000 and $2,210,000. The interest rates on variable rate commitments ranged from 6.0% to 10.0% and the interest rates on fixed rate commitments ranged from 5.75% to 17.75% at June 30, 2002. As of June 30, 2001, variable rate and fixed rate commitments to make loans or fund outstanding lines of credit amounted to approximately $1,602,000 and $2,012,000. Since loan commitments may expire without being used, the amounts do not necessarily represent future cash commitments.

The Corporation has entered into employment agreements with two officers of IVB and the Bank. The agreements provide for a term of three years and for extensions for a period of one year on each anniversary date, subject to review and approval of the extensions by disinterested members of the


-------------------------------------------------------------------------------

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001
     (Table dollar amounts in thousands, except share and per share amounts)
-------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES (Continued)

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

NOTE 12 - REGULATORY MATTERS

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

At June 30, 2002 and 2001, management believes the Bank complied with all regulatory capital requirements. Based on the computed regulatory capital ratios, the Bank was considered well capitalized under the Federal Deposit Insurance Act at June 30, 2002 and 2001. Management believes no conditions or events have occurred subsequent to last notification that would cause the Bank's capital category to change.

Actual capital levels and minimum required levels of the Bank are summarized as follows:

                                                                                                      Minimum
                                                                                                  Required To Be
                                                                        Minimum Required         Well Capitalized
                                                                           For Capital        Under Prompt Corrective
                                                   Actual               Adequacy Purposes       Action Regulations
                                               ---------------          -----------------       ------------------
                                               Amount    Ratio          Amount     Ratio         Amount      Ratio
                                               ------    -----          ------     -----         ------      -----
JUNE 30, 2002
Total capital (to risk-weighted assets)        $ 8,467    16.4          $ 4,121     8.0%         $ 5,151     10.0%
Tier 1 (core) capital (to
  risk-weighted assets)                          7,710    15.0            2,060     4.0            3,091      6.0
Tier 1 (core) capital (to adjusted
  total assets)                                  7,710     9.0            3,431     4.0            4,289      5.0
Tangible capital (to adjusted
  total assets)                                  7,710     9.0            1,287     1.5              N/A



-------------------------------------------------------------------------------

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001
     (Table dollar amounts in thousands, except share and per share amounts)
-------------------------------------------------------------------------------

NOTE 12 - REGULATORY MATTERS (Continued)



JUNE 30, 2001
Total capital (to risk-weighted assets)      $   7,890     17.3%       $   3,648     8.0%       $   4,561    10.0%
Tier 1 (core) capital (to
  risk-weighted assets)                          7,637     16.7            1,824     4.0            2,736     6.0
Tier 1 (core) capital (to adjusted
  total assets)                                  7,637      9.9            3,079     4.0            3,848     5.0
Tangible capital (to adjusted
  total assets)                                  7,637      9.9            1,155     1.5              N/A



NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair values of financial instruments were as follows:


                                               June 30, 2002                    June 30, 2001
                                          -------------------------        -------------------------
                                          Carrying        Estimated        Carrying        Estimated
                                           Amount        Fair Value         Amount        Fair Value
                                           ------        ----------         ------        ----------
Financial assets:
   Cash and cash equivalents             $   1,605        $   1,605        $   3,499      $   3,499
   Securities available for sale            25,721           25,721           17,014         17,014
   Loans, net                               52,480           53,631           48,289         49,111
   Federal Home Loan Bank stock              1,294            1,294            1,207          1,207
   Accrued interest receivable                 461              461              444            444

Financial liabilities:
   Demand and savings deposits             (15,230)         (15,230)         (12,850)       (12,850)
   Certificates of deposit                 (36,727)         (37,569)         (31,767)       (32,425)
   Federal Home Loan Bank advances         (24,826)         (25,550)         (21,200)       (21,917)
   Accrued interest payable                   (122)            (122)            (116)          (116)


Carrying amount is the estimated fair value for cash and cash equivalents, time deposits, Federal Home Loan Bank stock, accrued interest receivable and payable, demand and savings deposits, variable rate loans and Federal Home Loan Bank advances that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans and certificates of deposit and for variable rate loans with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. For fixed rate Federal Home Loan Bank advances and for variable rate advances with infrequent repricing or repricing limits, fair value is based on current rates for similar financing. Callable advances whose interest rate is below current market rates are assumed to be called. The estimated fair value for other financial instruments and off-balance-sheet loan commitments approximate cost at June 30, 2002 and 2001 and is not considered significant to this presentation.


-------------------------------------------------------------------------------

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001
     (Table dollar amounts in thousands, except share and per share amounts)
-------------------------------------------------------------------------------

NOTE 14 - EARNINGS PER SHARE

The factors used in the earnings per share computation are as follows:

                                                        Year           Year
                                                        Ended          Ended
                                                      June 30,        June 30,
                                                        2002            2001
                                                        ----            ----
     Basic earnings per common share
         Net income                                  $     232       $     338
                                                     =========       =========
         Weighted average common shares issued         445,583         445,583
         Less: Average treasury shares                 (43,444)        (34,037)
         Less: Average unallocated ESOP shares         (34,877)        (35,412)
                                                     ---------       ---------
           Weighted average shares outstanding         367,262         376,134
                                                     =========       =========

         Basic earnings per common share             $    0.63       $    0.90
                                                     =========       =========

     Diluted earnings per common share
           Net income                                $     232       $     232
                                                     =========       =========

           Weighted average shares outstanding         367,262         376,134
           Add:  Dilutive effects of assumed

             exercises of stock options                  4,123              --
                                                     ---------       ---------

           Average shares and dilutive potential
             common shares                             371,385         376,134
                                                     =========       =========

         Diluted earnings per common share           $    0.62       $    0.90
                                                     =========       =========


-------------------------------------------------------------------------------

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001
     (Table dollar amounts in thousands, except share and per share amounts)
-------------------------------------------------------------------------------

NOTE 15 - PARENT CORPORATION ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of IVB as of June 30, 2002 and 2001, and for the years then ended is as follows:

                             CONDENSED BALANCE SHEET
                             June 30, 2002 and 2001

                                                           2002         2001
                                                           ----         ----
ASSETS
    Cash and cash equivalents                              $  121      $   76
    Investment in subsidiary                                7,829       7,670
    Loans receivable                                          326         381
    Other assets                                               --          --
                                                           ------      ------

    Total assets                                           $8,276      $8,127
                                                           ======      ======

LIABILITIES
    Other liabilities                                      $   13      $   --

SHAREHOLDERS' EQUITY                                        8,263       8,127
                                                           ------      ------

    Total liabilities and shareholders' equity             $8,276      $8,127
                                                           ======      ======


                          CONDENSED STATEMENT OF INCOME
                       Years ended June 30, 2002 and 2001



                                                            Year         Year
                                                           Ended        Ended
                                                          June 30,     June 30,
                                                            2002         2001
                                                            ----         ----
     Interest on loan                                      $  25       $  27
     Dividends from subsidiary                               153          36
     Operating expenses                                      (85)       (106)
                                                           -----       -----
     Income (loss) before income taxes and equity in
       undistributed earnings of subsidiary                   93         (43)
     Income tax expense (benefit)                            (20)        (27)
                                                           -----       -----
     Income (loss) before equity in undistributed
       earnings of subsidiary                                113         (16)
     Equity in undistributed earnings of subsidiary          119         354
                                                           -----       -----

     NET INCOME                                            $ 232       $ 338
                                                           =====       =====

-------------------------------------------------------------------------------

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001
     (Table dollar amounts in thousands, except share and per share amounts)
-------------------------------------------------------------------------------

NOTE 15 - PARENT CORPORATION ONLY CONDENSED FINANCIAL INFORMATION (Continued)

                        CONDENSED STATEMENT OF CASH FLOWS
                        Year ended June 30, 2002 and 2001


                                                             Year      Year
                                                             Ended     Ended
                                                           June 30,   June 30,
                                                             2002       2001
                                                             ----       ----
     CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                            $   232     $   338
     Adjustments to reconcile net income to cash
       provided by operations:
         Net change in other assets and other liabilities       37         (71)
         Equity in undistributed income of subsidiary         (119)       (354)
                                                           -------     -------
              Net cash from operating activities               150         (87)

     CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from loan principal repayments                    19          14
                                                           -------     -------
         Net cash from investing activities                     19          14

     CASH FLOWS FROM FINANCING ACTIVITIES
     Cash dividends paid                                      (124)       (106)
     Special distribution                                       --        (847)
     Purchases of treasury stock                                --        (241)
                                                           -------     -------
         Net cash from financing activities                   (124)     (1,194)
                                                           -------     -------

     Net change in cash and cash equivalents                    45      (1,267)
     Cash and cash equivalents at beginning of period           76       1,343
                                                           -------     -------

     CASH AND CASH EQUIVALENTS AT END OF YEAR              $   121     $    76
                                                           =======     =======


-------------------------------------------------------------------------------

                          INDIAN VILLAGE BANCORP, INC.
                             SHAREHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 1:00 p.m., Eastern Time on November 6, 2002 at the branch office of the Bank at 635 West High Avenue, New Philadelphia, Ohio.

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

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The high and low daily closing prices of the common shares of the Corporation for each quarter since the beginning of the year ended June 30, 2001, as quoted by Over-the-Counter Bulletin Board, was as follows:

                                                               Cash
Quarter Ended                High              Low           Dividends
-------------                ----              ---           ---------
September 30, 2000       $   12.48         $  10.75          $   2.070
December 31, 2000            12.25            10.25              0.070
March 31, 2001               11.36            10.63              0.070
June 30, 2001                12.00            11.00              0.070
September 30, 2001           14.00            11.40              0.120
December 31, 2001            14.00            12.35              0.075
March 31, 2002               15.00            13.10              0.075
June 30, 2002                15.75            14.50              0.075


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

At August 27, 2002, there were 402,139 common shares of Indian Village Bancorp, Inc. issued and outstanding (including unallocated ESOP shares) and there were 283 holders of record.

SHAREHOLDER AND GENERAL INQUIRIES                TRANSFER AGENT

Marty R. Lindon, President and                   Fifth Third Bank
Chief Executive Officer                          38 Fountain Square Plaza
Indian Village Bancorp, inc.                     Mail Drop 1090D2
100 South Walnut Street                          Cincinnati, Ohio 45263
Gnadenhutten, Ohio 44629                         (800) 837-2755
(740) 254-4313

ANNUAL REPORT ON FORM 10-KSB

A copy of Indian Village Bancorp, Inc.'s Annual Report on Form 10-KSB for the year ended June 30, 2002, without exhibits, as filed with the Securities and Exchange Commission, may be obtained without charge by submitting a written request to Andrea R. Miley, Vice President-Controller, Indian Village Bancorp, Inc., 100 South Walnut Street, Gnadenhutten, Ohio 44629.



-------------------------------------------------------------------------------

                              CORPORATE INFORMATION

CORPORATION AND BANK LOCATIONS

Corporate and Main Office
------------------------------

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


DIRECTORS OF THE CORPORATION AND THE BANK

Rebecca S. Mastin (Chairperson of the Board)        Vernon E. Mishler
  Owner of Wendy's restaurant franchises              Retired Ohio State Auditor
                                                      and public accountant

John A. Beitzel                                     Joanne Limbach
  Executive Vice President of Indian Village          President of Limbach,
  Community Bank                                      Nolan and Dantonio,
                                                      Inc., a state and local
                                                      tax consulting firm

Marty R. Lindon                                     Cindy S. Knisely
  President and Chief Executive Officer of Indian     President of Knisely &
  Village Community Bank                              Associates Accounting and
                                                      Financial Services, Inc.,
                                                      accounting firm

Michael A. Cochran
  Attorney in private practice and Assistant
  Prosecuting Attorney for Tuscarawas County


OFFICERS OF THE CORPORATION AND THE BANK

Rebecca S. Mastin, Chairperson of the Board
Marty R. Lindon, President & Chief Executive Officer
Michael A. Cochran, Corporate Secretary
John A. Beitzel, Executive Vice President
Lori S. Frantz, Vice President-Administration
Martin L. Merryman, Vice President-Lending
Andrea R. Miley, Vice President-Controller
Elaine A. Tedrow, Vice President-Branch Operations



SPECIAL CORPORATE COUNSEL                     INDEPENDENT AUDITORS

Muldoon Murphy & Faucette LLP                 Crowe, Chizek and Corporation LLP
5101 Wisconsin Avenue, N.W.                   One Columbus
Washington, D.C. 20016                        10 West Broad Street
                                              Columbus, OH  43215



--------------------------------------------------------------------------------