Form 10KSB, Exhibit 13
period 2003-06-30
INDIAN VILLAGE BANCORP INC
filed 2003-09-29
CIK 1081338

EXHIBIT 13.0




                          INDIAN VILLAGE BANCORP, INC.

                       2003 ANNUAL REPORT TO SHAREHOLDERS

                                    CONTENTS

LETTER TO SHAREHOLDERS ...................................................     2

BUSINESS OF INDIAN VILLAGE BANCORP, INC...................................     3

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND
  OTHER DATA..............................................................     4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.....................................     6

REPORT OF INDEPENDENT AUDITORS ...........................................    18

CONSOLIDATED FINANCIAL STATEMENTS

      CONSOLIDATED BALANCE SHEETS ........................................    19

      CONSOLIDATED STATEMENTS OF INCOME ..................................    20

      CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)..............    21

      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY ....................    22

      CONSOLIDATED STATEMENTS OF CASH FLOWS ..............................    23

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS .........................    24

ANNUAL MEETING............................................................    41

STOCK LISTING.............................................................    41

PRICE RANGE OF COMMON STOCK AND DIVIDENDS.................................    41

SHAREHOLDER AND GENERAL INQUIRES..........................................    41

TRANSFER AGENT............................................................    41

ANNUAL REPORT ON FORM 10-KSB..............................................    42

CORPORATE INFORMATION.....................................................    43


--------------------------------------------------------------------------------

Dear Shareholders:

On behalf of our Directors, Officers and employees, it is with a great deal of pleasure to present to you the Indian Village Bancorp, Inc fiscal 2003 annual report to shareholders. For Indian Village, 2003 was a year of growth and challenge. This year was filled with uncertainty, fueled by historic low interest rates and governance issues in corporate America. Despite this uncertainty, Indian Village experienced a record year of earnings, net income increased by 67.2% and earnings per share increased by 66.7%.

Our balance sheet on June 30, 2003 also showed positive growth with assets increasing 15.4% at $98.4 million. Deposits increased by 7.6% at $55.9 million which along with an increase in borrowings of $8.6 million funded an increase in securities of $14.7 million Indian Village experienced a decrease in net loans of $2.8 million, this decrease is primarily attributed to our commitment to safeguard our net interest margin by not lowering rates on our fixed rate mortgage loans to remain competitive. Our Management team felt it necessary, not to risk future earnings of the Company but to closely manage the security portfolio, using the portfolio for balance sheet management as well as to improve earnings. Net loans also decreased by $786,000, which is attributed to the charge-off of a large commercial borrower that filed bankruptcy. This relationship has continued to impact earnings in fiscal 2003, however, Management feels that Indian Village has incurred all necessary losses and is expecting the bankruptcy to be finalized in fiscal first quarter 2004.

We had many accomplishments in fiscal 2003 including the conversion of data processors and implementation of a new teller platform. The conversion was completed in February 2003 and took a lot of hard work and dedication from all of our employees. We also implemented a secondary market loan program that the Company will begin to see the benefit of other income from in fiscal 2004. Indian Village will offer competitive fixed rate loans by selling them to Fannie Mae. This is a transparent transaction to the customers as we will still service the loans locally.

We are committed to operate as an independent community bank, excelling in service to our customers and enhancing shareholder value. Our plans for next year include improved earnings growth, loan and deposit growth, and improved credit quality on loans. Our strong business development efforts give us optimism for our prospects in fiscal 2004. Thank you for your support and investment in Indian Village Bancorp.

Sincerely,

Marty R. Lindon

PRESIDENT AND CEO


--------------------------------------------------------------------------------
2.

BUSINESS OF INDIAN VILLAGE BANCORP, INC.

Indian Village Bancorp, Inc. ("IVB", or the "Corporation"), a unitary thrift holding company incorporated under the laws of the Commonwealth of Pennsylvania, owns all of the issued and outstanding common shares of Indian Village Community Bank ("Bank"), a state chartered stock savings bank, and is the sole member of Delaware Valley Title, LLC ("Title Company"), together referred to as the Corporation. IVB's activities have been limited primarily to holding the common shares of the Bank.

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


--------------------------------------------------------------------------------
                                                                              3.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding the Corporation at the dates and for the periods indicated. Because the conversion of the Bank from a mutual to a stock savings bank was completed on July 1, 1999, information for the 1999 fiscal year end is for the Bank.

Selected Financial Condition                              At June 30,                       At December 31,
----------------------------               -------------------------------------        ----------------------
  and Other Data:                           2003            2002          2001           2000           1999
  --------------                           -------        -------        -------        -------        -------
                                                                   (Dollars in thousands)
Total amount of:
     Assets                                $98,427        $85,328        $74,217        $65,644        $59,362
     Cash and cash equivalents               2,268          1,605          3,499          1,087          1,340
     Loans, net(1)                          49,674         52,480         48,289         40,799         37,291
     Securities available for sale          40,420         25,721         17,014         20,061         17,074
     Deposits                               55,881         51,957         44,617         36,586         33,153
     Federal Home Loan Bank
       advances                             33,350         24,826         21,200         20,250         17,200
     Shareholders' equity(2)                 8,400          8,263          8,127          8,657          8,749
     Real estate owned, net                     70             70             70            118            118
     Nonperforming assets and
       troubled debt restructurings          1,450          2,115          1,013            445            468
Number of full-service offices                   2              2              2              2              2




Selected Operations Data:
------------------------                                                               Six months
                                                        Year ended                       ended        Year ended
                                                          June 30,                      June 30,     December 31,
                                           -------------------------------------      ------------   ------------
                                            2003           2002           2001           2000           1999
                                           -------        -------        -------        -------        -------
                                                        (Dollars in thousands, except per share amounts)

Interest income                            $ 5,054        $ 5,098        $ 5,079        $ 2,340        $ 3,612
Interest expense                             3,281          3,267          3,378          1,397          1,974
                                           -------        -------        -------        -------        -------
Net interest income                          1,773          1,831          1,701            943          1,638
Provision for loan losses                      305            519             32              5             14
                                           -------        -------        -------        -------        -------
Net interest income after
  provision for loan losses                  1,468          1,312          1,669            938          1,624
Noninterest income                             680            364            283             28             42
Noninterest expense                          1,733          1,547          1,552            828          1,197
                                           -------        -------        -------        -------        -------
Income before income taxes                     415            129            400            138            469
Income tax expense (benefit)                    27           (103)            62              7            181
                                           -------        -------        -------        -------        -------
Net income                                 $   388        $   232        $   338        $   131        $   288
                                           =======        =======        =======        =======        =======

Basic earnings per share (3)               $  1.05        $   .63        $   .90        $   .32        $   .31
                                           =======        =======        =======        =======        =======
Diluted earnings per share (3)             $  1.03        $   .62        $   .90        $   .32        $   .31
                                           =======        =======        =======        =======        =======
Dividends per share (3)                    $  .315        $  .345        $  2.28        $  .065        $    --
                                           =======        =======        =======        =======        =======


--------------------------------------------------------------------------------
4.


Selected Financial Ratios and
-----------------------------
  Other Data:
  ----------                                      At or for the        At or for the
                                                   year ended           six months      At or for the year ended
                                                    June 30,              ended               December 31,
                                             -----------------------     June 30,       ------------------------
                                               2003           2002         2001              2000         1999
                                             ---------     ---------   -------------       ---------    ---------
                                                                    (Dollars in thousands)
Performance Ratios:
     Return on assets (ratio of net
       income to average total assets)         0.42%         0.29%           0.48%           0.42%         0.60%
     Return on equity (ratio of net
       income to average equity) (2)           4.59          3.05            4.15            3.00          4.18
     Interest rate spread (4)                  1.97          2.43            2.15            2.61          2.96
     Net interest margin (5)                   2.06          2.73            2.66            3.23          3.56
     Noninterest expense to average
         assets                                1.86          1.95            2.21            2.64          2.50
     Efficiency ratio (6)                     70.65         70.48           78.23           85.27         71.25
     Dividend pay-out ratio (7)               30.00         54.76           31.11           20.31            --
     Net interest income after
         provision for loan losses to
         noninterest expense                  84.71         84.81          107.54          113.29        135.67
     Ratio of average interest-earning
         assets to average interest-bearing
       liabilities                           102.36        102.15          110.24          112.50        113.85
Capital Ratios:
     Average equity to average
       assets (2)                              9.05%         9.61%          11.58%          13.93%        14.41%
     Shareholders' equity to total
       assets at end of period (2)             8.53          9.70           10.95           13.19         14.74
Asset Quality Ratios and Other Data:
     Nonperforming assets to average
         assets (8)                            1.55%         2.67%           1.44%           0.71%         0.98%
     Nonperforming assets to total
       assets at end of period (8)             1.47          2.48            1.36            0.68          0.79
     Nonperforming loans to gross
         loans (9)                             2.75          3.84            1.94            0.79          0.90
     Allowance for loan losses to gross
         loans (9)                             0.54          1.42            0.52            0.58          0.62
     Allowance for loan losses to
       nonperforming loans                    19.42         37.02           26.83           72.48         68.84
     Net charge-offs to average loans          1.54          0.03            0.04              --            --
     Nonperforming loans                      1,380         2,045             943             327           337
     Nonperforming assets                     1,450         2,115           1,013             445           468


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

--------------------------------------------------------------------------------
                                                                              5.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS

GENERAL

The following is management's analysis of the Corporation's consolidated financial condition and consolidated results of operations as of and for the year ended June 30, 2003, compared to the year ended June 30, 2002. This discussion is designed to provide a more comprehensive review of the operating results and financial position than could be obtained from an examination of the consolidated financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

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


--------------------------------------------------------------------------------
6.

FINANCIAL CONDITION

Total assets at June 30, 2003 were $98.4 million compared to $85.3 million at June 30, 2002, an increase of $13.1 million, or 15.4%. The increase in total assets consisted of an increase in securities available for sale of $14.7 million, which was partially offset by a decrease in net loans of $2.8 million. The increase in assets was funded primarily by an increase in FHLB advances of $8.5 million and an increase in deposits of $3.9 million. In the first quarter of the year ended June 30, 2003, Management obtained mortgage-matched advances from the FHLB and used the proceeds to acquire mortgage-backed securities. In response to market conditions, Management replaced a number of the higher-yielding securities during the year, resulting in significant realized gains on the sales of these securities. The decrease in loans consisted primarily of a decrease in fixed rate one- to four-family residential real estate loans of $1.4 million and a decrease in nonresidential real estate of $1.3 million, which was partially offset by an increase in consumer loans of $516,000. In management's opinion, real estate loans decreased due to competition from low-rate financing by secondary market lenders.

The $516,000, or 8.7% increase in the consumer loan portfolio between June 30, 2002 and June 30, 2003 consisted primarily of increases in other consumer loans of $473,000. Consumer loans represented 13.0% and 11.2% of gross loans at June 30, 2003 and June 30, 2002, respectively.

Total deposits were $55.9 million on June 30, 2003 compared to $52.0 million at June 30, 2002, an increase of $3.9 million, or 7.6%. The increase in total deposits is primarily the result of increases in certificates of deposits totaling $3.1 million and an increase in NOW accounts of $801,000. Management attributes the increase in overall deposits to aggressive pricing in our market area. Almost all certificates of deposit mature in less than three years with the majority maturing in the next year.

As a secondary source of liquidity, the Corporation obtains borrowings from the FHLB of Cincinnati, from which it held advances totaling $33.4 million at June 30, 2003 and $24.8 million at June 30, 2002. The Corporation used these funds to acquire mortgage-backed securities, as well as to provide for short-term liquidity needs. FHLB advances at June 30, 2003 consisted of $3.0 million in short-term variable-rate advances, $10.9 million in long-term fixed-rate advances and $19.5 million in long-term convertible fixed-rate advances. The long-term convertible advances have specified conversion dates ranging from one to five years at which the advances may be converted to a variable rate at the option of the FHLB. Additional advances may be obtained from the FHLB to fund future loan growth and liquidity.

Nonperforming assets at June 30, 2003 consisted of $70,000 in real estate owned and $1.3 million of nonaccrual loans compared to $70,000 in real estate owned and $2.0 million of nonaccrual loans at June 30, 2002. The decrease in nonperforming assets was primarily the result of one borrower's loans totaling $794,000 being charged-off in fiscal 2003. The Corporation is taking action against this particular borrower. This relationship is more completely described in the discussion of the provision for loan losses.

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

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 2003 TO THE YEAR ENDED JUNE 30, 2002

NET INCOME. Net income was $388,000 for the year ended June 30, 2003, compared to $232,000 for the year ended June 30, 2002. The increase in net income for year ended June 30, 2003 over the prior period was primarily the result of a decrease in provision for loan losses, and an increase in gains on sales of securities, partially offset by an increase in non-interest income.

NET INTEREST INCOME. Net interest income totaled $1.8 million for the year ended June 30, 2003, as compared to $1.8 million for the year ended June 30, 2002, representing a decrease of $58,000, or 3.2%. The change in net interest income between 2003 and 2002 is attributable to a decrease in the yield on earning assets offset by an increase in average net earnings assets.

Interest and fees on loans decreased approximately $200,000, or 5.0%, from $4.0 million for the year ended June 30, 2002 to $3.8 million for the year ended June 30, 2003. The decrease in interest income over the prior period was due to a lower average balance of loans and a decrease in the yield earned as the result of declining interest rates during fiscal 2003.

Interest earned on securities totaled $1.2 million for the year ended June 30, 2003, as compared to $1.0 million, for the year ended June 30, 2002. The increase in 2003 over the 2002 period was a result of a higher average balance of securities available for sale offset by a decrease in yield earned primarily because of declining interest rates in 2003.

Interest on interest-bearing deposits and overnight deposits increased to $30,000 for the year ended June 30, 2003, compared to $10,000 for the year ended June 30, 2002 due to higher average balances and offset by declines in interest rates.

Interest paid on deposits decreased $248,000 for the year ended June 30, 2003, compared to the year ended June 30, 2002. The decrease in 2003 over 2002 was the result of a decrease in the cost of funds offset by an increase in the average balance of deposits.

Interest on FHLB advances totaled $1.5 million for the year ended June 30, 2003 and $1.3 million for the year ended June 30, 2002. The increase in 2003 compared to 2002 was the result of a higher average balance of borrowings slightly offset by a decrease in the cost of funds. Fixed rate advances did not reprice downward, despite the decreasing interest rate environment of 2003. The additional borrowings were used to provide funding for the increase in securities available for sale and to better leverage the Corporation's capital.

The changes noted above resulted in a decrease in the net interest margin from 2.73% to 2.17%. Management anticipates that the net interest margin will increase in the future as a result of a resumption of loan growth.


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

The provision for loan losses for the year ended June 30, 2003 totaled $305,000 compared to $519,000, for the year ended June 30, 2002. The $214,000 decrease in the provision for the year ended June 30, 2003 was due to a specific provision in the amount of $460,000 in 2002, which was primarily the result a large commercial borrowing relationship defaulting on its payments. The borrower, a modular and manufactured homes dealer, with a credit relationship totaling $270,000 as of June 30, 2003, filed chapter 7 bankruptcy as of July 29, 2002. Management has conducted reviews of the Corporation's collateral position and estimated losses that the Corporation may incur due to lack of collateral or devaluation of collateral. The secured portion of this relationship is collateralized by new and used modular and manufactured homes inventory, receivables and equipment associated with the business. Management has retained legal counsel specializing in bankruptcy issues to advise the Corporation with regard to this matter. To date, $794,000 has been charged-off in relation to this large borrower. Management anticipates that the remaining $270,000 balance will be collected once the bankruptcy has been finalized.

In addition, another borrower in default, with a loan relationship totaling $610,000 as of June 30, 2002, filed chapter 11 bankruptcy and has missed the original deadline to file its reorganization plan with the court. The loans are secured with one-to-four family and multi-family residential properties. Based on current appraisals and valuations, Management anticipates that even if the reorganization plan fails to be implemented or the status of the bankruptcy changes, the Corporation should sustain minimal loss from this credit relationship. The Corporation intends to pursue all legal means of redress to minimize any loss.

The Corporation experienced net charge-offs of $794,000 during the year ended June 30, 2003 and $15,000 during the year ended June 30, 2002 as a result of the commercial borrower relationship described above. The allowance for loan losses totaled $268,000, or 0.54% of gross loans, at June 30, 2003, compared with $757,000, or 1.42% of gross loans, at June 30, 2002.

NONINTEREST INCOME. Noninterest income includes service charges and other fees, net gains on sales of securities available for sale and other income. For the year ended June 30, 2003, noninterest income totaled $680,000 compared to $364,000 for the year ended June 30, 2002. During the 2003 period, the Corporation experienced an increase of $322,000 in the net gains on sales of securities available for sale. Management attributes the net gains on sales of securities available for sale to the interest rate environment experienced during fiscal 2003 and does not consider such gains as a recurring source of income.


--------------------------------------------------------------------------------
                                                                              9.

NONINTEREST EXPENSE. Noninterest expense increased $186,000 from the year ended June 30, 2002 compared to the year ended June 30, 2003. The increase in noninterest expense during the 2003 period was primarily in salaries and employee benefits and data processing expense. The increase in salaries and employee benefits expense is attributable to normal annual merit increases for employees. The increase in data processing expense is attributable to the data processing conversion that was completed in February 2003.

INCOME TAX EXPENSE. The volatility of income tax expense is primarily attributable to the change in income before income taxes. The income tax expense totaled $27,000 for the year ended June 30, 2003 compared to benefit of $103,000 for the year ended June 30, 2002. The $130,000 increase in the provision for income taxes experienced in the 2003 period was the result of the change in income before income taxes and the decrease in nontaxable securities interest.


















--------------------------------------------------------------------------------
10.

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

                                                Year ended                                  Year ended
                                              June 30, 2003                               June 30, 2002
                                   ----------------------------------           -----------------------------------
                                     Average     Interest     Average             Average     Interest      Average
                                   outstanding    earned/      yield/           outstanding    earned/      yield/
                                     balance       paid         rate              balance       paid         rate
                                     -------       ----         ----              -------       ----         ----
(Dollars in thousands)
Interest-earning assets:
   Loans(1)                         $ 51,480       3,839        7.46%            $ 51,224     $  4,039        7.88%
   Investment securities(2):
     Taxable                          25,899         956        3.69               13,561          769        5.67
     Non-taxable(3)                    6,160         347        5.63                6,850          423        6.18
   Interest-bearing deposits and
     federal funds sold                3,404          30        0.88                  723           10        1.38
                                    --------     -------                         --------     --------
     Total interest-earning assets    86,943       5,172        5.95               72,358        5,242        7.24
                                                 -------                                      --------
Noninterest-earning assets             5,988                                        6,828
                                    --------                                     --------
     Total assets                   $ 92,931                                     $ 79,186
                                    ========                                     ========

Interest-bearing liabilities:
   Demand deposits                  $  2,922          23        0.79             $  3,832           28        0.73
   Savings accounts                    5,577          82        1.47                4,943          109        2.21
   Money market accounts               5,989         102        1.70                5,201          131        2.51
   Certificates of deposit            38,178       1,542        4.04               33,791        1,729        5.12
                                    --------     -------       -----             --------     --------
     Total deposits                   52,666       1,749        3.32               47,767        1,997        4.18
   FHLB advances                      29,768       1,532        5.15               23,069        1,270        5.51
                                    --------     -------                         ---------    --------
     Total interest-bearing
       Liabilities                    82,434       3,281        3.98               70,836        3,267        4.61

Noninterest-bearing liabilities        2,304                                          742
                                    --------                                     --------
     Total liabilities                84,738                                       71,578
Equity                                 8,193                                        7,608
                                    --------                                     --------
     Total liabilities and equity   $ 92,931                                     $ 79,186
                                    ========                                     ========

Net interest income;
  interest-rate spread(4)                        $ 1,891        1.97%                         $  1,975        2.63%
                                                 ========     ======                          ========     =======

Net interest margin(5)                                          2.17%                                         2.73%
                                                              ======                                       =======

Average interest-earning assets to
  interest-bearing liabilities                                105.47%                                       102.15%
                                                              ======                                       =======


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


--------------------------------------------------------------------------------
                                                                             11.

RATE/VOLUME ANALYSIS

The tables below describe the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Corporation's interest income and expense for the periods presented. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (multiplied by prior year rate), (2) changes in rate (multiplied by prior year volume) and (3) total changes in rate and volume (the sum of the prior columns). The combined effects of changes in both volume and rate, that are not separately identified, have been allocated proportionately to the change due to volume and the change due to rate:

                                                        Year ended June 30, 2003
                                                         compared to year ended
                                                              June 30, 2002
                                                              ------------
                                                                Increase
                                                               (decrease)
                                                                 due to
                                                                 ------
                                                   Volume         Rate        Total
                                                  --------      ---------    ---------
Interest income attributable to:
     Loans                                         $  21         $(221)        $(200)
     Investment securities:
         Taxable                                     587          (400)          187
         Non-taxable (1)                             (51)          (26)          (77)
     Interest-bearing deposits and
       federal funds sold                             47           (27)           20
                                                   -----         -----         -----

         Total interest-earning assets             $ 604         $(674)        $ (70)
                                                   =====         =====         =====

Interest expense attributable to:
     Demand deposits                               $  (7)        $   2         $  (5)
     Savings accounts                                 13           (40)          (27)
     Money market accounts                            18           (47)          (29)
     Certificates of deposit                         206          (393)         (187)
     FHLB advances                                   349           (87)          262
                                                   -----         -----         -----

         Total interest-bearing liabilities        $ 579         $(565)        $  14
                                                   =====         =====         -----

Net interest income                                                            $ (84)
                                                                               =====

(1) Municipal securities are presented on a tax equivalent basis based on an assumed tax rate of 34%.


--------------------------------------------------------------------------------
12.

                                                    Year ended June 30, 2002
                                                     compared to year ended
                                                         June 30, 2001
                                                         -------------
                                                           Increase
                                                          (decrease)
                                                            due to
                                                            ------
                                                 Volume       Rate       Total
                                                ---------   ---------  ---------
Interest income attributable to:
     Loans                                       $ 502       $(111)      $ 391
     Investment securities:
         Taxable                                  (287)       (185)       (472)
         Non-taxable (1)                           213        (139)         74
     Interest-bearing deposits and
       federal funds sold                          (11)        (33)        (44)
                                                 -----       -----       -----

         Total interest-earning assets           $ 417       $(468)      $ (51)
                                                 =====       =====       =====

Interest expense attributable to:
     Demand deposits                             $  30       $ (45)      $ (15)
     Savings accounts                               (2)        (40)        (42)
     Money market accounts                          73         (64)          9
     Certificates of deposit                       234        (305)        (71)
     FHLB advances                                 103         (95)          8
                                                 -----       -----       -----

         Total interest-bearing liabilities      $ 438       $(549)      $(111)
                                                 =====       =====       -----

Net interest income                                                      $  60
                                                                         =====
--------------------------

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


--------------------------------------------------------------------------------
                                                                             13.

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

At June 30, 2003, 2% of the present value of the Bank's assets was $2.0 million. Because the interest rate risk of a 200 basis point increase in market interest rates was $0.3 million at June 30, 2003, the Bank would not be required to deduct any amount from its capital in determining whether the Bank met its risk-based capital requirement.

Presented below, as of June 30, 2003, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. As illustrated in the table, the Bank's NPV is more sensitive to a decreasing interest rate environment. The result principally occurs because, as rates decrease, borrowers interest rates will adjust downward accordingly, but cost of funds are near historic lows and may not be able to reprice at the same magnitude. Also, some of the Bank's borrowings carry fixed rates, which would not adjust downward in a declining interest rate environment.

                                                                                           NPV as % of
                                                                                         Portfolio Value
                                       Net Portfolio Value                                  Of Assets
                      -----------------------------------------------------     ----------------------------------
       Change                                                                                         Basis Point
      in Rates            $ Amount           $ Change           % Change           NPV Ratio            Change
      --------            --------           --------           --------           ---------            ------
                                     (Dollars in thousands)
        200                $8,110             $(266)              (3)%               8.70%               28bp
        100                $8,579              $203                2                 8.89                47
       Static              $8,376                --               --                 8.42                --
       (100)               $7,944             $(432)              (5)                7.77               (65)
       (200)                 N/A                N/A               --                  N/A                N/A


The following table is an analysis of the Bank's interest rate risk as of June 30, 2002. As illustrated in the table, the Bank's NPV was more sensitive to an increasing interest rate environment. The resulted principally because, in a rising interest-rate environment, the amount of interest the Bank would receive on its loans would increase relatively slowly as loans are repaid and new loans are made at higher rates. However, the interest the Bank would pay on its deposit products would increase more rapidly because the deposit portfolio generally has shorter periods to repricing.


--------------------------------------------------------------------------------
14.

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

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2003, and June 30, 2002.

                                                        Year Ended         Year Ended
                                                         June 30,           June 30,
                                                           2003              2002
                                                       -------------     ------------
                                                                 (In thousands)
Net income                                               $    388          $    232
Adjustments to reconcile net income to
  net cash from operating activities                          617               511
                                                         --------          --------
Net cash from operating activities                          1,005               743
Net cash from investing activities                        (12,406)          (13,479)
Net cash from financing activities                         12,064            10,842
                                                         --------          --------
Net change in cash and cash equivalents                       663            (1,894)
Cash and cash equivalents at beginning of period            1,605             3,499
                                                         --------          --------
Cash and cash equivalents at end of period               $  2,268          $  1,605
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


--------------------------------------------------------------------------------
                                                                             15.

The Bank is required by regulations to meet certain minimum capital requirements. Current capital requirements call for tangible capital of 1.5% of adjusted total assets, core capital (which, for the Bank, consists solely of tangible capital) of 3.0% to 4.0% of adjusted total assets (depending on the Bank's examination rating) and risk-based capital (which, for the Bank, consists of core capital and general valuation allowances) of 8.0% of risk-weighted assets (assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk). The following table summarizes regulatory capital requirements and the Bank's actual capital at June 30, 2003

                                                                                 Excess of Actual
                                                                               Capital Over Current
                              Actual Capital          Current Requirement            Requirement
                          ----------------------  -----------------------     ----------------------     Applicable
                           Amount      Percent      Amount      Percent          Amount     Percent      Asset Total
                           ------      -------      ------      -------          ------     -------      -----------
                                                               (Dollars in thousands)
Tangible Capital          $  7,745      8.1%       $  1,443      1.5%           $  6,302     6.6%          $96,190
Core Capital                 7,745      8.1           3,848      4.0               3,897     4.1            96,190
Total Risk-based
  Capital                    8,013     17.2           3,732      8.0               4,281     9.2            46,649


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

IMPACT OF NEW ACCOUNTING STANDARDS

New Accounting Pronouncements: The Financial Accounting Standards Board (FASB) recently issued two new accounting standards, Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, and Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, both of which generally become effective in the quarter beginning July 1, 2003. Because the Corporation does not have or is only nominally involved in these instruments, the new accounting standards will not materially affect the Corporation's operating results or financial condition.

COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET RISK

The Corporation is a party to financial instruments with off-balance sheet risk including commitments to originate new loans and commitments to extend credit under existing lines of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.


--------------------------------------------------------------------------------
16.

Off-balance sheet financial instruments whose contract amounts represent credit and interest rate risk are summarized as follows:

                                                          June 30,
                                                          -------
(dollars in thousands)                             2003             2002
                                                ---------        ---------
Commitments to originate:
   Mortgage loans held for investment             $  279          $   --
   Unfunded home equity and commercial
   real estate lines of credit                    $2,627          $3,841

Commitments to originate new loans or to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally expire within 30 to 60 days. Most home equity line of credit commitments are for a term of five years. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the borrower.

The following table presents, as of June 30, 2003 the Corporation's significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.


Contractual obligations:          Note        One Year         One to         Three to       Over Five
(dollars in thousands)          Reference      or Less      Three Years      Five Years        Years      Total
----------------------          ---------      -------      -----------      ----------        -----      -----
Deposits without a stated           5          $16,084           --              --             --       $16,084
maturity
Certificates of deposit             5           11,091         19,605           7,460          1,641       39,797
Advances from the FHLB              6            3,000          700              --           29,650       33,350


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The accounting and reporting policies of the Corporation are in accordance with accounting principles generally accepted within the United States of America and conform to general practices within the banking industry. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements. Accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments.

The most significant accounting policies followed by the Corporation are presented in Note 1 to the consolidated financial statements. Accounting and reporting policies for the allowance for loan losses are deemed critical since they involve the use of estimates and require significant management judgments. The Corporation provides further detail on the methodology and reporting of the allowance for loan losses in Note 3.


--------------------------------------------------------------------------------
                                                                             17.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Indian Village Bancorp, Inc.
Gnadenhutten, Ohio

We have audited the accompanying consolidated balance sheets of Indian Village Bancorp, Inc. as of June 30, 2003 and 2002, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Indian Village Bancorp, Inc. as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                                                    Crowe Chizek and Company LLC

Columbus, Ohio
August 13, 2003


--------------------------------------------------------------------------------
18.

                          INDIAN VILLAGE BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                             June 30, 2003 and 2002
           (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

                                                                             2003         2002
                                                                           --------     --------
ASSETS
Cash and due from banks                                                    $  1,421     $  1,107
Interest-bearing deposits in other banks                                        847          498
                                                                           --------     --------
     Total cash and cash equivalents                                          2,268        1,605
Securities available for sale, at fair value                                 40,420       25,721
Loans, net of allowance for loan losses                                      49,674       52,480
Premises and equipment, net                                                   1,373        1,428
Real estate owned                                                                70           70
Federal Home Loan Bank stock                                                  1,636        1,294
Bank-owned life insurance                                                     2,252        2,149
Accrued interest receivable                                                     457          461
Other assets                                                                    277          120
                                                                           --------     --------

         Total assets                                                      $ 98,427     $ 85,328
                                                                           ========     ========

LIABILITIES
Deposits $                                                                   55,881     $ 51,957
Federal Home Loan Bank advances                                              33,350       24,826
Accrued interest payable                                                        134          122
Other liabilities                                                               662          160
                                                                           --------     --------
     Total liabilities                                                       90,027       77,065

SHAREHOLDERS' EQUITY
Common stock, $.01 par value, 5,000,000 shares authorized,
   445,583 shares issued                                                          4            4
Additional paid-in capital                                                    3,274        3,255
Retained earnings                                                             6,109        5,838
Unearned employee stock ownership plan shares                                  (311)        (341)
Treasury stock, at cost, 55,704 and 43,444 shares at June 30, 2003
   and 2002                                                                    (782)        (514)
Accumulated other comprehensive income                                          106           21
                                                                           --------     --------
     Total shareholders' equity                                               8,400        8,263
                                                                           --------     --------
         Total liabilities and shareholders' equity                        $ 98,427     $ 85,328
                                                                           ========     ========


--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.
                                                                             19.

                          INDIAN VILLAGE BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                       Years Ended June 30, 2003 and 2002
           (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

                                                              2003         2002
                                                             -------      -------
INTEREST AND DIVIDEND INCOME
     Loans, including fees
         Taxable                                             $ 3,828      $ 3,987
         Tax-exempt                                               11           52
     Securities
         Taxable                                                 956          770
         Tax-exempt                                              229          279
     Interest-bearing deposits and Federal funds sold             30           10
                                                             -------      -------
         Total interest income                                 5,054        5,098

INTEREST EXPENSE
     Deposits                                                  1,749        1,997
     Federal Home Loan Bank advances                           1,532        1,270
                                                             -------      -------
         Total interest expense                                3,281        3,267
                                                             -------      -------

NET INTEREST INCOME                                            1,773        1,831
Provision for loan losses                                        305          519
                                                             -------      -------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES            1,468        1,312

NONINTEREST INCOME
     Service charges and other fees                              103          102
     Gain on sale of securities available for sale, net          461          139
     Increase in cash surrender value of life insurance          103          111
     Other income                                                 13           12
                                                             -------      -------
         Total noninterest income                                680          364

NONINTEREST EXPENSE
     Salaries and employee benefits                              811          743
     Occupancy and equipment                                     225          197
     Professional and consulting fees                            110          100
     Franchise taxes                                             100           92
     Data processing                                             133           97
     Director and committee fees                                  66           66
     Other expense                                               288          252
                                                             -------      -------
         Total noninterest expense                             1,733        1,547
                                                             -------      -------
INCOME BEFORE INCOME TAXES                                       415          129

Income tax expense (benefit)                                      27         (103)
                                                             -------      -------
NET INCOME                                                   $   388      $   232
                                                             =======      =======
BASIC EARNINGS PER COMMON SHARE                              $  1.05      $   .63
                                                             =======      =======
DILUTED EARNINGS PER COMMON SHARE                            $  1.03      $   .62
                                                             =======      =======


--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.
20.

                          INDIAN VILLAGE BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                       Years Ended June 30, 2003 and 2002
           (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

                                                                     2003        2002
                                                                     -----       -----
NET INCOME                                                           $ 388       $ 232

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
     Unrealized gains (losses) on securities available for sale
       arising during period                                           394          78
     Reclassification adjustment for accumulated (gains)
       losses included in net income                                  (309)        (90)
                                                                     -----       -----
         Net unrealized gains (losses) on securities                    85         (12)

COMPREHENSIVE INCOME                                                 $ 473       $ 220
                                                                     =====       =====


--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.
                                                                             21.

                          INDIAN VILLAGE BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       Years Ended June 30, 2003 and 2002
           (Dollars in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

                                                                                                        Unrealized
                                                                                                        Gain (Loss)
                                                     Additional                Unearned                on Securities
                                           Common     Paid-In     Retained       ESOP       Treasury     Available
                                            Stock     Capital     Earnings      Shares       Stock       for Sale     Total
                                          --------    -------     --------     --------     --------     ---------    -------
BALANCE AT JUNE 30, 2001                  $     4     $ 3,245     $ 5,730      $  (371)     $  (514)     $    33      $ 8,127
Net income for the period                      --          --         232           --           --           --          232
Other comprehensive
  income (loss)                                --          --          --           --           --          (12)         (12)
Cash dividend - $0.345 per share               --          --        (124)          --           --           --         (124)
Release of 2,952 ESOP shares                   --          10          --           30           --           --           40
                                          -------     -------     -------      -------      -------      -------      -------
BALANCE, JUNE 30, 2002                          4       3,255       5,838         (341)        (514)          21        8,263

Net income for the period                      --          --         388           --           --           --          388
Other comprehensive
  income (loss)                                --          --          --           --           --           85           85
Stock options exercised, 2,340 shares          --           1          --           --           28           --           29
Purchase of 14,600 shares of
  treasury stock                               --          --          --           --         (296)          --         (296)
Cash dividend - $0.315 per share               --          --        (117)          --           --           --         (117)
Release of 2,972 ESOP shares                   --          18          --           30           --           --           48
                                          -------     -------     -------      -------      -------      -------      -------
BALANCE, JUNE 30, 2003                    $     4     $ 3,274     $ 6,109      $  (311)     $  (782)     $   106      $ 8,400
                                          =======     =======     =======      =======      =======      =======      =======


--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.
22.

                          INDIAN VILLAGE BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       Years Ended June 30, 2003 and 2002
                                 (In thousands)
--------------------------------------------------------------------------------

                                                                       Year             Year
                                                                       Ended            Ended
                                                                   June 30, 2003    June 30, 2002
                                                                   -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                      $    388         $    232
Adjustments to reconcile net income to net cash from
       operating activities:
         Depreciation and amortization                                    149              117
         Premium amortization, net of accretion                           373              128
         Provision for loan losses                                        305              519
         Federal Home Loan Bank stock dividends                           (69)             (67)
         Increase in cash surrender value of life insurance              (103)            (111)
         (Gain) loss on sale of securities available for sale            (461)            (139)
         Compensation expense on ESOP shares                               48               40
         Net change in:
              Accrued interest receivable and other assets               (139)              15
              Accrued expenses and other liabilities                      514                9
                                                                     --------         --------
                  Net cash from operating activities                    1,005              743

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchases of securities available for sale                       (82,570)         (31,626)
     Proceeds from sales of securities available for sale              52,251           17,888
     Proceeds from maturities of securities available for sale         15,837            5,025
     Net change in loans                                                2,501           (4,705)
     Premises and equipment expenditures, net                            (152)             (41)
     Purchases of Federal Home Loan Bank stock                           (273)             (20)
                                                                     --------         --------
              Net cash from investing activities                      (12,406)         (13,479)

CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in deposits                                             3,924            7,340
     Net change in short-term FHLB advances                               300            2,700
     Proceeds from long-term FHLB advances                              9,000              926
     Principal payments on long-term FHLB advances                       (776)              --
     Cash dividends paid                                                 (117)            (124)
     Proceeds from exercise of stock options                               29               --
     Purchases of treasury stock                                         (296)              --
                                                                     --------         --------
              Net cash from financing activities                       12,064           10,842
                                                                     --------         --------
Net change in cash and cash equivalents                                   663           (1,894)
Cash and cash equivalents at beginning of year                          1,605            3,499
                                                                     --------         --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                             $  2,268         $  1,605
                                                                     ========         ========


--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.
                                                                             23.

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002
     (Table dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of Indian Village Bancorp, Inc. ("IVB") and its wholly-owned subsidiaries, Indian Village Community Bank ("Bank"), a state chartered bank, and Delaware Valley Title, LLC (the "Title Company"), together referred to as the "Corporation." The Title Company, which was formed on September 12, 2001, did not have any significant assets or activity as of or for the year ended June 30, 2003. Intercompany accounts and transactions have been eliminated in consolidation.

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

The Corporation paid interest of $3,269,000 for the year ended June 30, 2003, and $3,261,000 for the year ended June 30, 2002. The Corporation paid $34,500 in income taxes for the year ended June 30, 2003. The Corporation did not pay any income taxes for the year ended June 30, 2002.

Securities: Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in accumulated other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchased premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.


--------------------------------------------------------------------------------
24.
                                  (Continued)

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002
     (Table dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred fees and costs, and the allowance for loan losses.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the contractual life of the loan. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

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

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for options grants, using an option pricing model to estimate fair value.


--------------------------------------------------------------------------------
                                                                             25.
                                  (Continued)

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002
     (Table dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

Had compensation cost for stock options been measured using FASB Statement No. 123, net income and earnings per share would have been the pro forma amounts indicated below.

                                                June 30,           June 30,
                                                  2003               2002
                                                 -----              -----

Net income as reported                           $ 388              $ 232

Deduct: Stock-based compensation expense
  determined under fair value based method         (10)                (8)
                                                    --                 --
Pro forma net income                             $ 378              $ 224
                                                 =====              =====

Basic earnings per share as reported             $1.05              $0.63
Pro forma basic earnings per share               $1.02              $0.61

Diluted earnings per share as reported           $1.03              $0.62
Pro forma diluted earnings per share             $1.00              $0.60

The pro forma effects are computed using option-pricing models, using the following weighted-average assumptions as of grant date.

     Risk-free interest rate                                4.73
     Expected option life                                   10 years
     Expected stock price volatility                        6.68%
     Dividend yield                                         2.89%

Using these assumptions, the fair value of the options granted during the year ended June 30, 2002 was $1.71. There were no options granted in the year ended June 30, 2003.

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


--------------------------------------------------------------------------------
26.
                                  (Continued)

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002
     (Table dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

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

Concentration of Credit Risk: The Bank grants primarily one- to four-family residential mortgage loans to customers in Tuscarawas County, Ohio. These customers' ability to honor their contracts depends, to a certain extent, on the economic conditions of Tuscarawas County. The Bank evaluates each customer's creditworthiness on a case-by-case basis at the time of application. One- to four-family residential mortgage loans comprise approximately 75% and 73% of the Bank's loan portfolio as of June 30, 2003 and 2002, respectively.

Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

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

New Accounting Pronouncements: The Financial Accounting Standards Board (FASB) recently issued two new accounting standards, Statement 149, Amendment of Statement 133 on Derivative instruments and Hedging Activities, and Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, both of which generally become effective in the quarter beginning July, 2003. Because the Corporation does not have or is only nominally involved in these instruments, the new accounting standards will not materially affect the Corporation's operating results or financial condition.


--------------------------------------------------------------------------------
                                                                             27.
                                  (Continued)

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002
     (Table dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications: Reclassifications of certain amounts in the 2002 financial statements have been made to conform to the 2003 presentation.


NOTE 2 - SECURITIES AVAILABLE FOR SALE

The unrealized gains and losses and estimated fair values of securities available for sale are summarized as follows:

                                        Gross          Gross
                                      Unrealized     Unrealized       Fair
                                        Gains          Losses         Value
                                      --------       ---------      --------
      June 30, 2003
      -------------
      Obligations of states and
        political subdivisions        $    133       $    (16)      $  9,219
      Corporate debt securities             47             --            538
      Mortgage-backed securities           191            (25)        26,695
      Equity securities                     24           (194)         3,968
                                      --------       --------       --------
                                      $    395       $   (235)      $ 40,420
                                      ========       ========       ========
      June 30, 2002
      -------------
      Obligations of states and
        political subdivisions        $     78       $    (43)      $  6,081
      Corporate debt securities             26             --            966
      Mortgage-backed securities            91            (41)        17,274
      Equity securities                     --            (78)         1,400
                                      --------       --------       --------

                                      $    195       $   (162)      $ 25,721
                                      ========       ========       ========

During the year ended June 30, 2003, the Corporation sold securities available for sale for total proceeds of $52,251,000, resulting in gross realized gains of approximately $499,000 and gross realized losses of approximately $38,000. During the year ended June 30, 2002, the Corporation sold securities available for sale for total proceeds of $17,888,000, resulting in gross realized gains of approximately $157,000 and gross realized losses of approximately $18,000.


--------------------------------------------------------------------------------
28.
                                  (Continued)

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002
     (Table dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

NOTE 2 - SECURITIES AVAILABLE FOR SALE  (Continued)

The estimated fair values of debt securities available for sale at June 30, 2003, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                                       Fair Value
                                                       ----------
            Due under one year                          $   102
            Due after one year through five years         1,140
            Due after five years through ten years        5,719
            Due after ten years                           6,764
            Mortgage-backed securities                   26,695
                                                        -------
                                                        $40,420

At June 30, 2003 and 2002, securities with a carrying value of $9,336,000 and $535,000 were pledged to secure FHLB advances.

NOTE 3 - LOANS

Loans are summarized as follows:

                                                            June 30,       June 30,
                                                              2003           2002
                                                            --------       --------
            Real estate loans:
                 One- to four-family residential            $ 37,459       $ 38,898
                 Multi-family residential                      2,339          2,392
                 Nonresidential                                1,798          2,476
                 Construction                                    606          1,863
                 Land                                            315            610
                                                            --------       --------
                                                              42,517         46,239
            Consumer loans:
                 Home equity loans and lines of credit         2,243          2,096
                 Home improvement                                851          1,346
                 Automobile                                    1,690          1,463
                 Loans on deposit accounts                       431            312
                 Unsecured                                       232            187
                 Other                                         1,029            556
                                                            --------       --------
                                                               6,476          5,960

            Commercial business loans                          1,009          1,100
                                                            --------       --------
                                                              50,002         53,299
            Less:
                 Net deferred loan fees and costs                (60)           (62)
                 Allowance for loan losses                      (268)          (757)
                                                            --------       --------

                                                            $ 49,674       $ 52,480
                                                            ========       ========


--------------------------------------------------------------------------------
                                                                             29.
                                  (Continued)

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002
     (Table dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

NOTE 3- LOANS (Continued)

Activity in the allowance for loan losses was as follows:

                                              Year        Year
                                             Ended       Ended
                                            June 30,    June 30,
                                              2003        2002
                                              ----        ----

         Balance at beginning of period      $ 757       $ 253
         Provision for losses                  305         519
         Charge-offs                          (794)        (15)
         Recoveries                             --          --
                                             -----       -----

         Balance at end of period            $ 268       $ 757
                                             =====       =====

Nonaccrual loans totaled approximately $1,380,000 and $2,045,000 at June 30, 2003 and 2002. Interest not recognized on nonaccrual loans totaled approximately $218,000 for the year ended June 30, 2003, and $121,000 for the year ended June 30, 2002. There were $16,000 in loans past due more than 90 days still accruing interest at June 30, 2003. There were no loans past due more than 90 days and still accruing interest at June 30, 2002.

Impaired loans were as follows.

                                                                   2003        2002
                                                                  ------      ------
           Year-end loans with no allocated allowance
             for loan losses                                      $   --      $   --
           Year-end loans with allocated allowance
             for loan losses                                         934       1,225
                                                                  ------      ------
               Total                                              $  934      $1,225
                                                                  ======      ======

           Amount of the allowance for loan losses allocated      $   69      $  571



      Average of impaired loans during the year                   $  954      $   12
      Interest income recognized during impairment                    --          --
      Cash-basis interest income recognized                           --          --


A summary of activity on related party loans is as follows:

                                        Year Ended
                                      June 30, 2003
                                      -------------

            Beginning balance             $ 508
            New loans                       131
            Principal repayments           (113)
                                          -----

            Ending balance                $ 526
                                          =====


--------------------------------------------------------------------------------
30.
                                  (Continued)

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002
     (Table dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

                                                    June 30,      June 30,
                                                      2003          2002
                                                    -------       -------

            Land                                    $   260       $   260
            Buildings and improvements                1,208         1,187
            Furniture, fixtures, and equipment          610           579
            Automobiles                                  17            17
                                                    -------       -------
                 Total cost                           2,095         2,043
            Accumulated depreciation                   (722)         (615)
                                                    -------       -------

                                                    $ 1,373       $ 1,428
                                                    =======       =======


Depreciation expense was $122,000 and $117,000, for the years ended June 30, 2003 and 2002, respectively.

NOTE 5 - DEPOSITS

Deposits consisted of the following:

                                                              June 30,     June 30,
                                                               2003          2002
                                                              -------      -------
            Non-interest bearing demand deposit accounts      $   993      $ 1,557
            NOW accounts                                        3,380        2,579
            Money market accounts                               6,200        6,007
            Savings accounts                                    5,511        5,087
            Certificates of deposit                            39,797       36,727
                                                              -------      -------

                                                              $55,881      $51,957
                                                              =======      =======

The aggregate amount of certificates of deposit accounts with balances of $100,000 or more at June 30, 2003 and 2002 was $8,434,000 and $6,789,000.
Deposits greater than $100,000 are not federally insured.

At June 30, 2003, the scheduled maturities of time deposits for the next five years were as follows:

         Year ended June 30,        2004                   $  11,091
                                    2005                      15,226
                                    2006                       4,379
                                    2007                       1,491
                                    2008                       5,969


--------------------------------------------------------------------------------
                                                                             31.
                                  (Continued)

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002
     (Table dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

NOTE 5 - DEPOSITS (Continued)

Directors and officers of the Corporation are customers of the Bank in the ordinary course of business. At June 30, 2003 and 2002, deposits from officers and directors of the Corporation totaled approximately $896,000 and $537,000.

NOTE 6 - FEDERAL HOME LOAN BANK ADVANCES

Outstanding Federal Home Loan Bank advances are summarized as follows:

                                                                        June 30,     June 30,
                                                                          2003         2002
                                                                        -------      -------
      Short-term cash management advances                               $ 3,000      $ 2,700
      Convertible advances, rates ranging from 5.53% to 6.23%            19,500       19,500
      Fixed-rate advance, rate of 6.35%                                     700          700
      Mortgage-matched advances, rates ranging from 3.40% to 4.80%       10,150        1,926
                                                                        -------      -------

                                                                        $33,350      $24,826
                                                                        =======      =======

Principal repayments are due over the next five years as follows:

Year ended June 30,        2004                    $ 3,000
                           2005                         --
                           2006                        700
                           2007                         --
                           2008                         --

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


--------------------------------------------------------------------------------
32.
                                  (Continued)

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002
     (Table dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

NOTE 7 - INCOME TAXES

The provision for federal income tax consisted of the following components:

                                                       Year       Year
                                                      Ended      Ended
                                                     June 30,   June 30,
                                                      2003        2002
                                                      -----       -----

          Current tax expense                         $ (85)      $  33
          Deferred tax expense                          112        (136)
                                                      -----       -----

                                                      $  27       $(103)
                                                      =====       =====

The difference between the financial statement income tax expense and amounts computed by applying the statutory federal income tax rate of 34.0% to income before income taxes was as follows:

                                                       Year       Year
                                                      Ended      Ended
                                                     June 30,   June 30,
                                                      2003        2002
                                                      -----       -----
          Income taxes computed at the statutory
            tax rate on pretax income                 $ 141       $  44
          Tax effect of:
               Tax-exempt income                        (62)        (91)
               Nondeductible expenses and other         (52)        (56)
                                                      -----       -----

                                                      $  27       $(103)
                                                      =====       =====

The sources of gross deferred tax assets and gross deferred tax liabilities were as follows:

                                                                    June 30,   June 30,
                                                                     2003        2002
                                                                    -------     -------
          Deferred tax assets:
               Allowance for loan losses                             $  91       $ 257
               Net operating loss carryforward                          56          --
               Other                                                    61          40
                                                                     -----       -----
                   Total deferred tax assets                           208         297
                                                                     -----       -----

          Deferred tax liabilities:
               Depreciation                                            (52)        (46)
               FHLB stock dividends                                   (109)        (87)
               Unrealized gain on securities available for sale        (55)        (11)
               Other                                                   (31)        (36)
                                                                     -----       -----
                   Total deferred tax liabilities                     (247)       (180)
                                                                     -----       -----

                   Net deferred tax asset (liability)                $ (39)      $ 117
                                                                     =====       =====


--------------------------------------------------------------------------------
                                                                             33.
                                  (Continued)

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002
     (Table dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

NOTE 7 - INCOME TAXES (Continued)

The Corporation has not recorded a deferred tax liability of approximately $199,000 related to approximately $584,000 of cumulative special bad debt deductions, included in retained earnings, arising through 1987. If the Bank was liquidated, or would otherwise cease to be in the business of banking, or if tax laws were to change, this amount would be expensed.

NOTE 8 - RETIREMENT PLANS

Effective January 1, 2000, the Corporation implemented a 401(k) and profit sharing plan for all eligible employees. To be eligible, an individual must have at least one year of service and must be 21 or more years old. Eligible employees may contribute up to 15% of their compensation subject to a maximum statutory limitation. The Corporation matches 100% of those contributions up to a maximum of 3% of the participant's compensation. The Corporation may also make a discretionary contribution. Employee contributions are always 100% vested. Employer contributions become 100% vested after the participant completes six years of service. The expense related to this plan was approximately $38,000 for the year ended June 30, 2003 and $34,000 for the year ended June 30, 2002.

NOTE 9 - EMPLOYEE STOCK OWNERSHIP PLAN

The Bank has established an employee stock ownership plan ("ESOP") for the benefit of substantially all employees of the Corporation and the Bank. The ESOP borrowed funds from the Corporation with which to acquire 35,637 common shares of the Corporation. The loan is secured by the shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Bank's discretionary contributions to the ESOP and earnings on ESOP assets. The shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. When loan payments are made, ESOP shares are allocated to participants based on relative compensation.

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

ESOP compensation expense was $48,000 for the year ended June 30, 2003, and $40,000 for the year ended June 30, 2002. The ESOP shares as of June 30, 2003 and 2002 were as follows:

                                               June 30,     June 30,
                                                 2003         2002
                                               -------      -------

          Shares released for allocation        11,467        8,495
          Unreleased shares                     30,429       33,401
                                               -------      -------
          Total ESOP shares                     41,896       41,896
                                               =======      =======
          Fair value of unreleased shares      $   624      $   484
                                               =======      =======


--------------------------------------------------------------------------------
34.
                                  (Continued)

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002
     (Table dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

NOTE 9 - EMPLOYEE STOCK OWNERSHIP PLAN (Continued)

The ESOP provides for the repurchase of any stock distributed to a participant at its fair market value. The fair market value of the allocated shares subject to repurchase was approximately $235,000 and $123,000 at June 30, 2003 and 2002.

NOTE 10 - STOCK OPTIONS

In September 2001, 41,400 nonqualified options were granted to directors and officers and 3,000 qualified options were granted to employees of the Corporation under the 2000 Stock Based Incentive Plan. 4,250 and 250 options were forfeited during the years ended June 30, 2003 and 2002. 2,340 options were exercised in the year ended June 30, 2003. The exercise price is the market price at the time of the grant. The maximum option term is ten years. The options vest ratably over five years.

Options outstanding at June 30, 2003 were as follows.

                       Outstanding                        Exerciseable
                       -----------                        ------------
                            Weighted Average                         Weighted
Range of                        Remaining                             Average
Exercise                       Contractual                           Exercise
Prices         Number             Life              Number             Price
--------       ------             ----              ------             -----

$12.10         37,560             8.25               5,140            $12.10


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

As of June 30, 2003, variable and fixed rate commitments to make loans or fund outstanding lines of credit amounted to approximately $1,457,000 and $1,449,000. The interest rates on fixed rate commitments ranged from 5.39% to 9.50% at June 30, 2003. As of June 30, 2002, variable rate and fixed rate commitments to make loans or fund outstanding lines of credit amounted to approximately $1,631,000 and $2,210,000. Since loan commitments may expire without being used, the amounts do not necessarily represent future cash commitments.

The Corporation has entered into employment agreements with two officers of IVB and the Bank. The agreements provide for a term of three years and for extensions for a period of one year on each anniversary date, subject to review and approval of the extensions by disinterested members of the


--------------------------------------------------------------------------------
                                                                             35.
                                  (Continued)

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002
     (Table dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

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

At June 30, 2003 and 2002, management believes the Bank complied with all regulatory capital requirements. Based on the computed regulatory capital ratios, the Bank was considered well capitalized under the Federal Deposit Insurance Act at June 30, 2003 and 2002. Management believes no conditions or events have occurred subsequent to last notification that would cause the Bank's capital category to change.

Actual capital levels and minimum required levels of the Bank are summarized as follows:

                                                                                                      Minimum
                                                                                                  Required To Be
                                                                        Minimum Required         Well Capitalized
                                                                           For Capital        Under Prompt Corrective
                                                   Actual               Adequacy Purposes       Action Regulations
                                                   ------               -----------------       -------------------
                                               Amount    Ratio          Amount     Ratio         Amount      Ratio
                                               ------    -----          ------     -----         ------      -----
JUNE 30, 2003
Total capital (to risk-weighted assets)        $8,013    17.2%          $3,732      8.0%         $4,665      10.0%
Tier 1 (core) capital (to
  risk-weighted assets)                         7,745    16.6            1,866      4.0           2,799       6.0
Tier 1 (core) capital (to adjusted
  total assets)                                 7,745     8.1            3,848      4.0           4,810       5.0
Tangible capital (to adjusted
  total assets)                                 7,745     8.1            1,443      1.5            N/A



--------------------------------------------------------------------------------
36.
                                  (Continued)

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002
     (Table dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

NOTE 12 - REGULATORY MATTERS (Continued)


JUNE 30, 2002
Total capital (to risk-weighted assets)        $8,467    16.4%          $4,121      8.0%         $5,151      10.0%
Tier 1 (core) capital (to
  risk-weighted assets)                         7,710    15.0            2,060      4.0           3,091       6.0
Tier 1 (core) capital (to adjusted
  total assets)                                 7,710     9.0            3,431      4.0           4,289       5.0
Tangible capital (to adjusted
  total assets)                                 7,710     9.0            1,287      1.5            N/A


NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair values of financial instruments were as follows:

                                              June 30, 2003                    June 30, 2002
                                              -------------                    -------------
                                         Carrying       Estimated        Carrying        Estimated
                                          Amount        Fair Value        Amount        Fair Value
                                         --------       ----------       --------       ----------
Financial assets:
   Cash and cash equivalents             $  2,268        $  2,268        $  1,605        $  1,605
   Securities available for sale           40,420          40,420          25,721          25,721
   Loans, net                              49,674          50,715          52,480          53,631
   Federal Home Loan Bank stock             1,636           1,636           1,294           1,294
   Accrued interest receivable                457             457             461             461

Financial liabilities:
   Demand and savings deposits            (16,084)        (16,084)        (15,230)        (15,230)
   Certificates of deposit                (39,797)        (40,972)        (36,727)        (37,569)
   Federal Home Loan Bank advances        (33,350)        (33,222)        (24,826)        (25,550)
   Accrued interest payable                  (134)           (134)           (122)           (122)


Carrying amount is the estimated fair value for cash and cash equivalents, time deposits, Federal Home Loan Bank stock, accrued interest receivable and payable, demand and savings deposits, variable rate loans and Federal Home Loan Bank advances that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans and certificates of deposit and for variable rate loans with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. For fixed rate Federal Home Loan Bank advances and for variable rate advances with infrequent repricing or repricing limits, fair value is based on current rates for similar financing. Callable advances whose interest rate is below current market rates are assumed to be called. The estimated fair value for other financial instruments and off-balance-sheet loan commitments approximate cost at June 30, 2003 and 2002 and is not considered significant to this presentation.

--------------------------------------------------------------------------------
                                                                             37.
                                  (Continued)

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002
     (Table dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

NOTE 14 - EARNINGS PER SHARE

The factors used in the earnings per share computation are as follows:

                                                           Year              Year
                                                          Ended             Ended
                                                         June 30,         June 30,
                                                           2003             2002
                                                           ----             ----
      Basic earnings per common share
          Net income                                    $     388        $     232
                                                        =========        =========
          Weighted average common shares issued           445,583          445,583
          Less: Average treasury shares                   (43,089)         (43,444)
          Less: Average unallocated ESOP shares           (31,866)         (34,877)
                                                        ---------        ---------
      Weighted average shares outstanding                 370,628          367,262
                                                        =========        =========
          Basic earnings per common share               $    1.05        $    0.63
                                                        =========        =========
      Diluted earnings per common share
            Net income                                  $     388        $     232
                                                        =========        =========
            Weighted average shares outstanding           370,628          367,262
            Add:  Dilutive effects of assumed
              exercises of stock options                    6,995            4,123
                                                        ---------        ---------
            Average shares and dilutive potential
              common shares                               377,623          371,385
                                                        =========        =========
          Diluted earnings per common share             $    1.03        $    0.62
                                                        =========        =========


--------------------------------------------------------------------------------
38.
                                  (Continued)

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002
     (Table dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

NOTE 15 - PARENT CORPORATION ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of IVB as of June 30, 2003 and 2002, and for the years then ended is as follows:

                             CONDENSED BALANCE SHEET
                             June 30, 2003 and 2002

                                                            2003         2002
                                                           ------       ------
      ASSETS
          Cash and cash equivalents                        $  114       $  121
          Investment in subsidiary                          7,979        7,829
          Loans receivable                                    319          326
          Other assets                                         --           --
                                                           ------       ------

          Total assets                                     $8,412       $8,276
                                                           ======       ======

      LIABILITIES
          Other liabilities                                $   12       $   13

      SHAREHOLDERS' EQUITY                                  8,400        8,263
                                                           ------       ------

          Total liabilities and shareholders' equity       $8,412       $8,276
                                                           ======       ======


                          CONDENSED STATEMENT OF INCOME
                       Years ended June 30, 2003 and 2002

                                                              Year        Year
                                                             Ended       Ended
                                                            June 30,    June 30,
                                                             2003         2002
                                                             ----         ----
      Interest on loan                                      $  23        $  25
      Dividends from subsidiary                               418          153
      Operating expenses                                      (72)         (85)
                                                            -----        -----
      Income (loss) before income taxes and equity in
        undistributed earnings of subsidiary                  369           93
      Income tax expense (benefit)                            (13)         (20)
                                                            -----        -----
      Income (loss) before equity in undistributed
        earnings of subsidiary                                382          113
      Equity in undistributed earnings of subsidiary            6          119
                                                            -----        -----

      NET INCOME                                            $ 388        $ 232
                                                            =====        =====


--------------------------------------------------------------------------------
                                                                             39.
                                  (Continued)

                          INDIAN VILLAGE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002
     (Table dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

NOTE 15 - PARENT CORPORATION ONLY CONDENSED FINANCIAL INFORMATION (Continued)

                        CONDENSED STATEMENT OF CASH FLOWS
                        Year ended June 30, 2003 and 2002

                                                                   Year        Year
                                                                  Ended       Ended
                                                                 June 30,    June 30,
                                                                   2003        2002
                                                                   ----        ----
      CASH FLOWS FROM OPERATING ACTIVITIES
      Net income                                                 $ 388        $ 232
      Adjustments to reconcile net income to cash
        provided by operations:
          Net change in other assets and other liabilities           6           37
          Equity in undistributed income of subsidiary              (6)        (119)
                                                                 -----        -----
               Net cash from operating activities                  388          150

      CASH FLOWS FROM INVESTING ACTIVITIES
      Proceeds from loan principal repayments                       18           19
                                                                 -----        -----
          Net cash from investing activities                        18           19

      CASH FLOWS FROM FINANCING ACTIVITIES
      Cash dividends paid                                         (117)        (124)
      Purchases of treasury stock                                 (296)          --
                                                                 -----        -----
          Net cash from financing activities                      (413)        (124)
                                                                 -----        -----

      Net change in cash and cash equivalents                       (7)          45
      Cash and cash equivalents at beginning of period             121           76
                                                                 -----        -----

      CASH AND CASH EQUIVALENTS AT END OF YEAR                   $ 114        $ 121
                                                                 =====        =====


--------------------------------------------------------------------------------
40.

                          INDIAN VILLAGE BANCORP, INC.
                             SHAREHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 1:00 p.m., Eastern Time on November 5, 2003 at the branch office of the Bank at 635 West High Avenue, New Philadelphia, Ohio.

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

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The high and low daily closing prices of the common shares of the Corporation for each quarter since the beginning of the year ended June 30, 2001, as quoted by Over-the-Counter Bulletin Board, was as follows:

Quarter Ended                  High              Low           Dividends
------------------            ------           ------          ---------
September 30, 2001            $14.00           $11.40             $0.120
December 31, 2001              14.00            12.35              0.075
March 31, 2002                 15.00            13.10              0.075
June 30, 2002                  15.75            14.50              0.075
September 30, 2002             15.00            15.00              0.075
December 31, 2002              15.15            15.15              0.080
March 31, 2003                 17.50            17.50              0.080
June 30, 2003                  20.20            20.20              0.080


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

At August 30, 2003, there were 389,879 common shares of Indian Village Bancorp, Inc. issued and outstanding (including unallocated ESOP shares) and there were 276 holders of record.

SHAREHOLDER AND GENERAL INQUIRIES          TRANSFER AGENT

Marty R. Lindon, President and             Computershare Investor Services LLC
 Chief Executive Officer                   PO Box 2388
Indian Village Bancorp, Inc.               Chicago, IL  60690-2388
100 South Walnut Street                    www.computershare.com
Gnadenhutten, Ohio 44629                   (888) 294-8217
(740) 254-4313


--------------------------------------------------------------------------------
                                                                             41.

                          INDIAN VILLAGE BANCORP, INC.

ANNUAL REPORT ON FORM 10-KSB

A copy of Indian Village Bancorp, Inc.'s Annual Report on Form 10-KSB for the year ended June 30, 2003, without exhibits, as filed with the Securities and Exchange Commission, may be obtained without charge by submitting a written request to Andrea R. Miley, Vice President-Controller, Indian Village Bancorp, Inc., 100 South Walnut Street, Gnadenhutten, Ohio 44629.


--------------------------------------------------------------------------------
42.

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


DIRECTORS OF THE CORPORATION AND THE BANK

Rebecca S. Mastin (Chairperson            Vernon E. Mishler
     of the Board) Owner of Wendy's            Retired Ohio State Auditor and
     restaurant franchises                     public accountant

John A. Beitzel                           Joanne Limbach
     Executive Vice Presiden of Indian         President of Limbach, Nolan and
     Village Community Bank                    Dantonio, Inc., a state and local
                                               tax consulting firm

Marty R. Lindon                           Cindy S. Knisely
     President and Chief Executive             President of Knisely & Associates
     Officer of Indian Village Community       Accounting and Financial
     Bank                                      Services, Inc., a certified
                                               public accounting firm

Michael A. Cochran
     Attorney in private practice and
     Assistant Prosecuting Attorney for
     Tuscarawas County

OFFICERS OF THE CORPORATION AND THE BANK

Rebecca S. Mastin, Chairperson of the Board
Marty R. Lindon, President & Chief Executive Officer
Michael A. Cochran, Corporate Secretary
John A. Beitzel, Executive Vice President
Lori S. Frantz, Vice President-Administration
Larry S. Kutcher, Vice President-Retail Banking Bank Only
Andrea R. Miley, Vice President-Controller
Elaine A. Tedrow, Vice President-Branch Operations



SPECIAL CORPORATE COUNSEL                        INDEPENDENT AUDITORS

Muldoon Murphy & Faucette LLP                    Crowe Chizek and Company LLC
5101 Wisconsin Avenue, N.W.                      One Columbus
Washington, D.C. 20016                           10 West Broad Street
                                                 Columbus, OH  43215



--------------------------------------------------------------------------------

                                                                          43.